UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES SUMMARY OF FINANCIAL STATEMENTS

SUMMARY			Pages

Performance Review			1
Independent Auditors' Report			11
Financial Statements
Balance Sheets			14
Income Statements			18
Statements of Changes in Stockholders' Equity - Bank			19
Statements of Changes in Stockholders' Equity - Consolidated			20
Statements of Cash Flows			21
Statements of Value Added			22
Notes to the Financial Statements
Note	1	. General Information	23
Note	2	. Presentation of Financial Statements	23
Note	3	. Significant Accounting Practices	24
Note	4	. Cash and Cash Equivalents	30
Note	5	. Interbank Investments	31
Note	6	. Securities and Derivatives Financial Instruments	32
Note	7	. Interbank Accounts	51
Note	8	. Loan Portfolio and Allowance for Loan Losses	51
Note	9	. Foreign Exchange Portfolio	55
Note	10	. Trading Account	55
Note	11	. Tax Credits	56
Note	12	. Other Receivables - Other	57
Note	13	. Non-Current Assets Held for Sale	58
Note	14	. Dependence Information and Foreign Subsidiary	59
Note	15	. Investments in Affiliates and Subsidiaries	60
Note	16	. Fixed Assets	66
Note	17	. Intangibles	66
Note	18	. Money Market Funding and Borrowings and Onlendings	67
Note	19	. Tax and Social Security	70
Note	20	. Subordinated Debts	71
Note	21	. Debt Instruments Eligible to Compose Capital	72
Note	22	. Other Payables - Others	72
Note	23	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	72
Note	24	. Stockholders’ Equity	76
Note	25	. Operational Ratios	78
Note	26	. Related Parties	78
Note	27	. Income from Services Rendered and Banking Fees	86
Note	28	. Personnel Expenses	87
Note	29	. Other Administrative Expenses	87
Note	30	. Tax Expenses	88
Note	31	. Other Operating Income	88
Note	32	. Other Operating Expenses	89
Note	33	. Non-Operating Result	90
Note	34	. Income Tax and Social Contribution	90
Note	35	. Employee Benefit Plans - Post-Employment Benefits	91
Note	36	. Risk Management Structure	101
Note	37	. Corporate Restructuring	108
Note	38	. Other Information	108
Executive’s Report of Financial Statements			110
Executive’s Report of Independent Auditors' Report			111
Summary of the Audit Committee Report			112

Banco Santander (Brasil) S.A.

Interim Financial Statements

at September 30, 2016

and independent auditor's report

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. ("Bank") as at September 30, 2016, and the related statements of income for the quarter and nine-month period then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, as well as the interim consolidated balance sheet of Banco Santander (Brasil) S.A. and its subsidiaries ("Consolidated") as at September 30, 2016, and the related consolidated statements of income for the quarter and nine-month period then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements referred to above do not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A., and Banco Santander (Brasil) S.A. and its subsidiaries as at September 30, 2016, their financial performance for the quarter and nine-month period then ended and its cash flows for the nine-month period then ended, as well as their consolidated financial performance for the quarter and nine-month period then ended and its cash flows for the nine-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

2

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br

Banco Santander (Brasil) S.A.

Other Matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the nine-month period ended September 30, 2016, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the interim financial statements taken as a whole.

Audit and review of the prior-year information

The interim financial statements mentioned in the first paragraph include, for comparative purposes, financial information related to the statements of income for the quarter and nine-month periods ended at September 30, 2105, and the statements of changes in equity, cash flows and the statements of value added for the nine-month period ended at September 30, 2015, obtained from the financial statements of that quarter, and the balance sheets as at December 31, 2015, obtained from the financial statements as at December 31, 2015. The review of these interim financial statements for the quarter ended at September 30, 2015, and the audit opinion of the financial statements for the year ended at December 31, 2015 were conducted under the responsibility of the other independent auditors, who issued an unqualified review and audit opinion reports dated October 27, 2015 and January 26, 2016, respectively.

São Paulo, October 25, 2016

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Accountant CRC 1SP127241/O-0

3

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES PERFORMANCE REVIEW

Dear Stockholders:

We present herein the Performance Review to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended September 30, 2016, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Commission (CVM), that does not conflict with the rules of Bacen.

The consolidated financial statements in accordance with the International Accounting Standards Board (IASB) for the period ended September 30, 2016, were released, simultaneously, at the website www.santander.com.br/ri.

1) Macroeconomic Environment

The appreciation of the Brazilian Real against the U.S. Dollar was interrupted in the third quarter of 2016. The exchange rate, which had been in a downtrend, closed September at BRL3.25/USD, slightly above the rate of BRL3.21/USD registered in the end of the second quarter. The optimistic view regarding the domestic economic favors the appreciation, but the intervention in the market by the Central Bank of Brazil has been smoothing the BRL strengthening.
The real economy, however, still isn’t showing a so marked rebound as expectations improvement suggests, imposing a challenging economic context for banking activity in Brazil. The labor market, for instance, continues in process of deterioration and precarization, which can be verified by the rapid rise of the unemployment rate, currently at 11.8%.
A relief should come from monetary policy. The current disinflation process and the expectation of approval of fiscal consolidation measures should open room for an interest basic rate cut in 2016. Latest communications from the monetary authority reinforce this perception. Concerning fiscal policy, in spite of the positive effects of economic recovery on tax collections, results should remain in negative territory in the next years. The government Proposals to be voted in the next months will stabilize in the long term debt.

In this environment, the loan portfolio reduced 0.6% in August 2016 compared to the same month last year, representing the first negative variation since 2002. This negative movement was mainly driven by non-earmarked credit, which fell 3.2% a year, while non-earmarked credit showed a light growth (2.0%). The portfolio of public banks is also growing at a slower pace compared to the past (1.5% p.p., compared to 10.7% p.p. at the end of 2015), but still increasing its market share since private banks loans decreased 3.3% in 12 months. Conservatism in the concession bid by banks, caution in the credit taken by consumers and high interest rates are factors that should keep this credit downtrend over the upcoming months. But if confirmed the start of a reduction cycle of the basic interest rate at the end of the year, and consumer confidence remain in recovery trend as observed in recent disclosures, the Bank believes that credit should re-accelerate the during 2017.

2) Performance

2.1) Net Income

2.1.1) Corporate Net Income

CONSOLIDATED INCOME STATEMENTS (R$Millions)	9M16	9M15	annual changes %	3Q16	2Q16	3Q16 vs. 2Q16 changes %
Financial Income	65,590.0	60,594.0	8.25	22,195.1	22,298.8	-0.47
Financial Expenses	(43,158.6)	(57,924.5)	25.49	(17,118.9)	(13,462.2)	27.16
Gross Profit From Financial Operations	22,431.4	2,669.5	740.28	5,076.2	8,836.6	-42.55
Other Operating (Expenses) Income	(10,352.1)	(4,362.1)	-137.32	(3,125.9)	(3,517.6)	-11.14

Operating Income	12,079.3	(1,692.6)	813.65	1,950.3	5,319.0	-63.33

Non-Operating Income	39.7	888.8	-95.53	19.1	(4.8)	-497.92

Income Before Taxes on Income and Profit Sharing	12,119.0	(803.8)	1,607.71	1,969.4	5,314.2	-62.94

Income Tax and Social Contribution	(7,034.5)	7,579.3	192.81	(117.4)	(3,615.1)	-96.75
Profit Sharing	(947.0)	(793.2)	-19.39	(332.9)	(295.7)	12.58
Minority Interest	(141.8)	(151.2)	6.22	(83.6)	(56.1)	49.02

CONSOLIDATED NET INCOME	3,995.7	5,831.1	-31.48	1,435.5	1,347.3	6.55

Excludes goodwill amortizations expenses (2)	1,354.2	2,341.7	42.17	448.1	458.4	-2.25

NET INCOME EXCLUDING GOODWILL AMORTIZATION	5,349.9	8,172.8	-34.54	1,883.6	1,805.7	4.31

Main events of the Statement of Income in the first nine months of 2016 versus 2015:

1) In the first half 2015 was registered a reversal of legal obligations in the amount of R$7,950 million related to Cofins, under Other Operating Income - R$7,672 million and Tax Expenses - R$278 million. The respective tax effect was recorded in the income tax and social contribution in the amount of R$3,180 million.

2) Goodwill Amortization - On July 2015 the Bank revised the amortization curve rate of the acquisition goodwill of Banco Real to suit originally established curve for the term, extension and proportion. The goodwill amortization will be concluded in 2017 (originally was 2016).

3) Hedge of the foreign investments - The Bank operates a branch in the Cayman Islands and Santander EFC which used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us, which are extended to our customers for working capital and trade-related financings. To protect the exposures exchange rate variations, the Bank uses derivative. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation for the real in foreign investments is nontaxable to PIS/COFINS/IR/CSLL, while gains or losses from derivatives used as hedges are taxable. The purpose of these derivatives is to protect the after-tax results.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense (PIS/Cofins) and income taxes (IR/CSLL). Exchange rate variations arising from foreign investments recorded for the accumulated of period ended on September 30, 2016 an accumulated loss of R$7,362 million. On the other hand, the derivatives contracted to cover these positions generated a gain in "Derivatives Transaction" of R$14,036 million. The tax effect of these derivatives impacted the Tax Expenses line generating a tax loss of R$6,674 million represented by R$653 million of PIS/Cofins and R$6,021(1) million of IR/CSLL. On September 30, 2015 an accumulated gain of R$15,512 million. On the other hand, the derivatives contracted to cover these positions generated a loss in "Derivatives Transaction" of R$27,719 million. The tax effect of these derivatives impacted the Tax Expenses line generating a tax loss of R$12,197 million represented by R$1,289 million of PIS/Cofins and R$10,908(1) million of IR/CSLL.

Excluding the effects related of hedge of the foreign investments, the operating result would be the following:

ADJUSTED OPERATING INCOME (R$Million)		9M16	9M15	annual changes %	3Q16	2Q16	3Q16 vs. 2Q16 changes %
Operating Income		12,079.3	(1,692.6)	813.65	1,950.3	5,319.0	-63.33
IR/CSLL(1)		6,021.0	10,908.0	-44.80	(369.0)	3,292.0	-111.21
Adjusted Operating Income		6,058.3	9,215.4	-34.26	2,319.3	2,027.0	14.42

General Expenses

The total of general expenses, including personnel expenses, others administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization, increased 5.3% in September 2016, compared with the same period of 2015, presenting lower annual increase for inflation in the period, a result of the discipline and efficiency of cost management ,while personnel and profit sharing expenses increased 8.5% and other administrative expenses increased 2.6% YoY both.

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$Millions)	sep/16	sep/15	annual changes %	jun/16	sep/16 vs. jun/16 changes %	Dec/15	sep/16 vs. dec/16 changes %
Current and Long-Term Assets	647,837.0	689,054.1	-5.98	642,337.4	0.86	663,804.5	-2.41
Permanent Assets	13,348.8	13,352.6	-0.03	12,856.9	3.83	13,645.3	-2.17
TOTAL ASSETS	661,185.8	702,406.7	-5.87	655,194.3	0.91	677,449.8	-2.40

Current and Long-Term Liabilities	597,106.1	642,458.2	-7.06	593,035.2	0.69	620,289.1	-3.74
Deferred Income	565.0	396.0	42.68	371.8	51.96	385.5	46.56
Minority Interest	2,194.1	1,950.9	12.47	1,937.6	13.24	1,956.1	12.17

Stockholders' Equity	61,320.6	57,601.6	6.46	59,849.7	2.46	54,819.1	11.86

TOTAL LIABILITIES	661,185.8	702,406.7	-5.87	655,194.3	0.91	677,449.8	-2.40

Total assets are mainly represented:

(R$Millions)	sep/16	sep/15	annual changes %	jun/16	sep/16 vs. jun/16 changes %	Dec/15	sep/16 vs. dec/16 changes %
Loan Portfolio	247,324.4	261,980.2	-5.6	244,283.0	1.2	260,988.0	-5.2
Securities and Derivative Financial	153,134.7	154,261.8	-0.7	149,988.1	2.1	142,892.0	7.2
Instruments (1)
Interbank Investments	63,960.5	59,263.8	7.9	64,277.6	-0.5	55,810.1	14.6
Interbank Accounts	64,573.4	52,224.1	23.6	61,477.5	5.0	55,303.4	16.8

(1) Given the provisions of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$Million)	sep/16	sep/15	annual changes %	jun/16	sep/16 vs. jun/16 changes %	Dec/15	sep/16 vs. dec/16 changes %
Individuals (1)	88,440	82,786	6.83	86,826	1.86	84,805	4.29
Consumer Finance	33,868	34,057	-0.55	31,961	5.97	33,931	-0.19
Small and Medium-sized Entities	32,076	35,636	-9.99	32,274	-0.61	31,572	1.60
Large-sized Entity	92,940	109,501	-15.12	93,222	-0.30	110,680	-16.03
Total Loan portfolio (gross)	247,324	261,980	-5.59	244,283	1.24	260,988	-5.24

Allowance for Loan Losses	(17,280)	(15,605)	10.73	(16,546)	4.44	(16,832)	2.66

Total Loan portfolio (net)	230,044	246,375	-6.63	227,737	1.01	244,156	-5.78
(1) Including the loans to individual in the consumer finance segment, the individual portfolio reached R$118,505 on September 30, 2016 and R$113,299 on September 30, 2015.

On Sep 30, 2016, the loan portfolio (gross) presented a reduce of 5.59% compared to September, 2015 and increased 1.24% compared to June, 2016. Individuals segment showed a growth in both periods, being 6.83% YoY and 1.86% compared to June, 2016.

Delinquency

The over-90-day delinquency ratio reached 3.5% of the total credit portfolio in September 2016, up 0.3 p.p. in September 2015 that reached 3.2% and June 2016 that reached 3.2%.

Allowance for loan losses represents 7.0% of the loan portfolio in September 2016 and 6.0% in September 2015.

The allowance for loan losses, net of revenues with recovery of loans previously written off in the period ended September 30, 2016 is R$7,206.1 million and R$8,604.5 million in 2015, YoY, reducing 16.3%.

2.4) Funding by Customers

FUNDING BY CUSTOMERS (R$Millions)	sep/16	sep/15	annual changes %	jun/16	sep/16 vs. jun/16 changes %	Dec/15	sep/16 vs. dec/16 changes %
Demand Deposits	15,452	18,521	-16.57	14,917	3.59	15,698	-1.57
Saving Deposits	34,764	35,540	-2.18	34,517	0.72	35,985	-3.39
Time Deposits	87,483	88,121	-0.72	82,512	6.02	86,528	1.10
Debentures/LCI/LCA(1)	87,282	88,855	-1.77	90,585	-3.65	90,226	-3.26
Treasury Bills (2)	66,744	56,622	17.88	65,309	2.20	59,499	12.18

Total Funding	291,726	287,660	1.41	287,840	1.35	287,936	1.32
(1) Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
(2) Includes Certificates of Structured Operations.

The total of funding resources increased 1.41%, compared with September, 2015. The highlight was the growth of 17.88% on Treasury Bills.

2.5) Stockholders’ Equity

In September 2016, Banco Santander consolidated stockholders’ equity presented a increase of 11.9% compared to December, 2015 and a increase of 6.5% YoY.

The variance of stockholders’ equity compared to December, 2015 is due, mainly, of the adjustment of equity evaluation in the amount of R$3,118 million, mainly, securities and derivative instruments offset by net profit of R$3,996 million and reduced by the Declared Interest on Capital in the amount of R$500 million.

TREASURY SHARES					Sep/16		Dec/15
					Quantity		Quantity
				Units	ADRs	Units	ADRs
Treasury shares at beginning of the period				7,080,068	13,137,665	16,531,177	13,080,565
Cancellation of ADRs (1)				13,137,665	(13,137,665)	-	-
Cancellation of Shares (2)				-	-	(18,878,954)	-
Shares Acquisitions				11,376,000	-	13,873,413	57,100
Payment - Share-based compensation				(8,260,455)	-	(4,445,568)	-
Treasury shares at end of period				23,333,278	-	7,080,068	13,137,665
Balance of Treasury Shares in thousands of reais (2)(3)				R$ 444,657	R$ -	R$ 106,764	R$ 317,094

Cost/market Value				Units	ADRs	Units	ADRs
Minimum cost				R$ 7.55	US$ 4,37	R$ 11.01	US$ 4,37
Weighted average cost				R$ 15.47	US$ 6,17	R$ 14.28	US$ 6,17
Maximum cost				R$ 22.96	US$ 10,21	R$ 18.51	US$ 10,21
market value				R$ 22.00	US$ 6.70	R$ 16.04	US$ 3,89

(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.

(2) Extraordinary General Meeting held on December 14, 2015 the cancellation of 18,878,954 Units was approved (18,878,954 ON and 18,878,954 PN totaling 37,757,908 treasury shares) equivalent to R$269 million.

(3) The total number of treasury shares on September 30, 2016 is R$445 million (12/31/2015 - R$424 million) and includes issuance costs amounting to R$132 thousand (12/31/2015 - R$95 thousand).

In the nine months of 2016 there were highlights of interest on capital.

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)					Sep/16	Sep/15	Dec/15
Interest on capital					500.0	0.0	1,400.0
Interim Dividends					0.0	3,050.0	3,050.0
Intercalary Dividends					0.0	150.0	1,750.0
Total					500.0	3,200.0	6,200.0

2.6) Basel Index

Financial institutions are required by BACEN to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As established by CMN Resolution 4,193/2013 requirement for PR is 11% until December 31, 2015, from January 2016 the requirement is to 9.875% plus 0.625% of conservation of capital, totaling 10.5% until December 2016, for the Tier I is 6% and the Main Capital is 4.5%.

Index is calculated on a consolidated basis, as shown below:

BASEL INDEX %	Sep/16	Jun/16	Dec/15	Sep/15
Basel Index - consolidated	17.6	17.7	15.7	15.8

2.7) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended September 30, 2016 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$Millions)	Total Assets	Stockholders' Equity	Net Income (Loss)	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	94,167.6	5,841.6	268.1	2,051.0
Aymoré Crédito, Financiamento e Investimento S.A.	30,108.9	1,527.0	118.6	24,675.0
Santander Brasil, Establecimiento Financiero de Crédito, S.A.	2,956.8	2,802.6	(52.9)	1,361.0
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (Atual denominação social do Banco Bonsucesso Consignado S.A.)	7,099.1	613.8	1.3	6,823.0
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	14,422.5	1,411.8	171.6	0.0
Banco PSA Finance Brasil S.A.	1,918.9	273.3	3.2	1,744.6
Santander Corretora de Câmbio e Valores Mobiliários S.A	928.9	569.5	83.6	0.1
(1) Includes Leasing portfolio and other credits.

(2) In the third quarter of 2016, after Getnet get approval from the Bacen to act as a payment institution, the activities of acquiring, as well as their related assets and liabilities are now recorded in this society.

3) Other Significant Events

3.1) Corporate Restructuring

The Bank implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the formation of a partnership with Hyundai Motor Brasil Montadora de Automóveis Ltda. (Hyundai Motor Brazil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% (fifty percent) of the Aymoré, 25% (twenty five percent) of Hyundai Capital and 25% (twenty five percent) of Hyundai Motor Brazil. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory approvals.

b) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On August 1, 2016, after the fulfillment of the applicable conditions precedent, including obtaining the appropriate regulatory approvals, the Aymoré CFI and Banco Santander, in the context of a partnership between the Banque PSA Finance ( "Banque PSA") and Santander Consumer Finance in Europe for joint operation of the vehicle financing business of PSA brands (Peugeot, Citroën and DS), signed definitive documents for the formation of a financial cooperation with Banque PSA for offering a range of financial and insurance products to consumers and dealers of PSA in Brazil.

The main vehicle of financial cooperation is Banco PSA Finance Brasil S.A. who is being held in the proportion of 50% by Aymoré CFI, a subsidiary of Banco Santander, and 50% by Banque PSA. The purchase price was equal to the book value (proportional) on the closing date (08/01/2016). The operation also included the acquisition by Banco Santander subsidiary, 100% of PSA Finance Arrendamento Mercantil S.A., whose price was equivalent to 74% of the equity value on the closing date, and also 50% of PSA Corretora de Seguros e Serviços Ltda., whose price was equal to the book value (proportional) on the closing date.

Banco Santander started to consolidate these societies from August 1, 2016

c) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super”)

On October 3, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super in R$31 million, through the issuance of 20 million new common shares. Santander Conglomerate controls such company.

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super´s total voting capital its Decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

d) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymoré CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Olé Consignado).

On February 10, 2015, with the approval of the BACEN, the transaction was completed and Banco Santander, through Aymoré CFI, became the controlling shareholder of Olé Consignado, with 60% of the total and voting capital through an investment of R$460 million. Banco Bonsucesso remained with the remaining portion of the share capital (40%).

Olé Consignado became the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. Banco Santander will continue to originate payroll loan transactions independently through its own channels.

The EGM of March 3, 2016 approved the change of name to Banco Olé Bonsucesso Consignado S.A., the change process has been approved by the Brazilian Central Bank on September 1, 2016 .

e) Sale of Santander Securities Services Brasil DTVM S.A.

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil DTVM S.A.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A. was concluded at the amount of R$859 million.

The transaction generated a gain of R$751 before taxes recorded in the Non-Operating Income item.

The operation fits into the context of a global negotiation of the custody business, which involves, in addition to Brazil, the qualified custodian activity in Spain and Mexico.

i) Others Corporate Movements

We also performed the following corporate actions:

• On July 14, 2016, was completed the sale transaction of 100% of the shares representing the capital stock of Mantiq by Banco Santander and the Santander Participações to Angra Ventures Participações Ltda.

• In June 2016 the holding in the iZettle S.A. Brazil was sold in its entirety.

• On April 30th, 2015, it was formalized the merger and consequent extinction of the company Go Pay by Getnet.

• On April 30, 2015 it was formalized the merger and the consequent extinction of the companies KM Locanet Ltda. and Ideia Produções e Design Ltda. by Webmotors S.A.

• On March 23, 2015, Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$120 million.

• On March 23, 2015, Santander Participações S.A. sold its entire stake in Santos Energy Participações S.A. to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127 million.

• On December 10, 2014 the acquisition by Webmotors S.A., of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME was concluded.

4) Strategy

Santander is a universal bank focusing on retail services. The Bank is certain that the only way to grow in a recurring and sustainable manner is to provide excellent services that increase the level of satisfaction and attract more customers linked, who become more engaged. To accomplish this, the priority is to be a simple, personal and fair bank. The strategy is based on a long-term outlook, focusing on the efficient execution of the following priorities:

• Increase customer preference and engagement with targeted products and services that are simple, modern and efficient, through a multi-channel platform;

• Improve recurrence and sustainability by growing business with more diversified revenue, seeking a balance between credit, funding and services. At the same time, maintaining efficient cost management and rigorous control over risks;

• Be disciplined with capital and liquidity to conserve strength, adapt to regulatory changes and take advantage of opportunities for growth;

• Increase productivity through an intense agenda of commercial improvements that allows the Bank to offer a complete portfolio of services.

The strategy prioritizes close and long-lasting relations with the shareholders, and alignment with the country’s social and economic development agenda.

In the third quarter of 2016, the highlight is the following advances:

• In line with the digital strategy, at the end of September the clients making use of biometrics exceeded the 4.4 million mark, while digital channel transactions accounted for 76% of total transactions. Factoring in the contribution of e-commerce, the product sales via digital channels have been experiencing exponential growth. This quarter was also highlighted by another example of the pioneering approach with the launch of Samsung Pay, allowing clients to undertake contact-free payments;

• Through Getnet, was launched an acquiring solution for individual clients: Conta Conecta com a Vermelhinha, an option that combines a low-cost POS with a Santander current account;

• The Bank also implemented a new commercial model in Santander Financiamentos – “+negócios” is a easier-to-use and more intuitive digital platform which transforms customers’ experience by streamlining and simplifying processes, as well as strengthening our positioning as a digital bank. Implantation of the new model in stores and branches will be concluded in mid-November;

• Since August, ContaSuper, an entirely digital and practical model, has also been available in Santander’s branch network, in line with our aim of improving customers’ experience. This offering complements the other products and represents a differential to attract new customers;

• In order to diversify revenues and boost the “Consórcio” business, this quarter Santander launched the “consórcio” – real estate property, another financial solution designed to meet the customers’ needs and help build long-term loyalty;

• In the SME segment, it is worth highlighting the franchise performance: the number of partnerships increased from 57 in January to 162 at the close of September, expanding the activities with Brazil’s leading franchise networks;

• In regard to Global Corporate Banking (GCB), was maintained our leadership in financial advisory for project finance in Brazil, according to the latest consolidated ranking published by ANBIMA, the Brazilian Financial and Capital Markets Association, and continued to head the foreign exchange market. The Bank was also ranked in first place in terms of biggest M&A transactions of the year by Bloomberg;

• For the first time, Santander was included in the “Best Companies to Work for” list published by the consulting firm Great Place to Work (GPTW). The list, which is published every year, is considered a reference for the country’s best work environments and reflects the engagement and commitment of the employees.

Santander has maintained its leading position in sustainability: its Microcredit program occupies a prominent position among private banks and through its Universities program, via the distribution of study scholarships, it actively contributes to the progress of education in the country.

This quarter, Santander Brasil played an important role in the maintenance of the Santander Group’s presence in the Dow Jones Sustainability Index (DJSI) for another year; the Group was ranked sixth (versus 11th in 2015), among 316 participating firms.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings assigned by the main rating agencies.

6) Corporate Governance

The Board of Directors approved, in a meeting held on January 26, 2016, the election of Messrs. Marino Alexandre Calheiros Aguiar and Mario Roberto Opice Leão to compose the Company's Board of Directors, to the position of Officer without specific designation for a complementary term of office, which shall be valid until the officers elected in the first Board of Directors’ Meeting after the 2017 Ordinary Shareholders’ Meeting take office.

The Board of Directors approved in a meeting held on January 26, 2016: (i) the Company’s financial statements for fiscal year ended December 31, 2015; (ii) the tax credit technical study, according to Rule No. 3,171/02 of Central Bank of Brazil (BACEN); and (iii) the publishing of the Standardized Financial Statements referred to fiscal year ended December 31, 2015.

The Board of Directors approved in a meeting held on March 18, 2016, the hiring by Santander of the company PricewaterhouseCoopers Auditores Independentes, enrolled with Corporate Taxpayer Registry (CNPJ) 61.562.112/0001-20, and under Local Accounting Council Registry (CRC) 2SP000160/O-5 and registered with the Securities Commission (CVM) under Declaratory act 5.038 of September 8th, 1998, with headquarters at Av. Francisco Matarazzo, 1400, 9th, 10th and 13th to 17th floor, Torre Torino, Água Branca, São Paulo/SP, to act as independent audit company of Santander and of the companies part of Santander Conglomerate in Brazil, for 2016, 2017 and 2018 fiscal years, in replacement of Deloitte Touche Tohmatsu Auditores Independentes.

The Board of Directors approved in a meeting held on March 22, 2016: (i) the election of the Company’s Audit Committee members, for a one (1) year term, which shall be postponed until the investiture of the members that shall be elected on the First Board of Directors’ meeting to be held after the Ordinary General Meeting of 2017, as follows: René Luiz Grande, reappointed as Coordinator; Luiz Carlos Nannini, as technical qualified member; and Elidie Palma Bifano, as member; and (ii) ratified (a) the current composition of the Nomination, Governance and Compliance Committee, as follows: Jesús Maria Zabalza Lotina, as Coordinator; Celso Clemente Giacometti and Marília Artimonte Rocca; and (b) the current composition of the Sustainability and Society Committee, as follows: Jesús Maria Zabalza Lotina, as Coordinator; José Luciano Duarte Penido, Gilberto Mifano and Viviane Senna Lalli.

The Board of Directors approved in a meeting held on April 28, 2016: (i) the Company´s Financial Statements by standard under International Accounting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (IFRS), referred to the fiscal year ended on December 31, 2015; and (ii) the Ombudsman Office Report regarding the second semester of 2015 and the corrective measures taken due to the complaints received, in order to comply with Resolution No. 4,433, of July 23, 2015, of the National Monetary Council.

The Board of Directors approved, in a meeting held on May 2, 2016, the election of Messrs. Alexandre Silva D'Ambrósio to compose the Company's Board of Directors, to the position of Executive Vice President for a complementary term of office, which shall be valid until the officers elected in the first Board of Directors’ Meeting after the 2017 Ordinary Shareholders’ Meeting take office.

The Board of Directors approved, in a meeting held on June 29, 2016, the Declaration and payment of Interest on Equity, in the gross amount of R$500 million (five hundred million Brazilian Reais), were paid on August 26, 2016, with no compensation of monetary restatement.

The Board of Directors approved, in a meeting held on July 26, 2016, the Company Consolidated Interim Financial Statements regarding the second quarter ended June 30th, 2016, prepared in accordance with the Brazilian accounting practices and the Consolidated Interim Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS) and the Consolidated Financial Statements of the Conglomerate Prudential.

The Board of Directors knew, in a meeting held on August 24, 2016, the resignation of Ms. Marília Artimonte Rocca (Id Card # 24.938.902-2 SSP/SP - CPF/MF # 252.935.048-51) to the Director member function of Board of Directors, the Compensation Committee and the Nominating Committee, Governance and Compliance of Banco Santander.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The organizational structure of the Executive Vice President of Risks, which is independent from commercial areas, is composed by areas responsible for the management of the financial and non-financial risks.

A specific department has the mission to control and consolidate the portfolios and respective risks (financial, non-financial ad model risk), supporting management with an integrated risk view. In addition, it is also responsible for the risk appetite management and for attending the auditors, regulators as well as the Santander Group headquarter in Spain.

Another nucleon includes a set of transverse functions (Governance, Policy, Risk Culture, Methodology, Stress Test, Capital and Risk MI ) necessary for an advanced risk management model.

The governance model is structured in a vision of Decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of management in Decision making;

• Collegiate Decisions and consensus on credit operations;

The ERC- Executive Risk Committee is the local Decision-making forum with representatives of the Bank's senior management, including the CEO, Vice President and the other members of the Executive Board.

The CCR- Risk Control Committee is the control and monitoring local forum with representatives of the Bank's senior management, including the VPE of risks and the Vice President of finance.

The relevant issues of risk management or those that exceed the jurisdiction of these committees will be forwarded and Decided by the Board of Directors.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches. The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

The Credit Risk Management aims to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis and control of exposure and trends as well as the effectiveness of credit policies. The objective is to keep an appropriate risk profile and a minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

For this, it has developed its own Risk Management model, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective Decisions that evaluate all possible scenarios and not compromise the results of individual Decisions, including Executive Risk Committee (ERC), which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities (ALCO), which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of market Risk is part of the Vice President of Risks, which implements the policies of risk.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4,327 of CMN.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

The local corporative area, Non-Financial Risks, is responsible for implementing the Operational Risks and Internal Controls management of Santander Bank (Brazil) S.A. It is subordinated to unit Control and Risk Consolidation and count with people, structure, standards, methodologies and tools for ensuring adequacy of the management and control model.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS II and Sarbanes Oxley requirements and resolutions of the National Monetary Council. This model also follows the guidelines established by the Santander Spain based on COSO-Committee of Sponsoring Organizations of the Treadway Commission-Internal Control – Integrated Framework 2013.

The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk.

The financial statements (on December 31st 2015 data base) review conducted by external auditors in the companies of Banco Santander showed that there is an effective internal control environment, based on criteria established in COSO 2013 (Internal Control - Integrated Framework 2013 - Committee of Sponsoring Organizations of the Treadway Commission), and these criteria complies the requirements of Section 404 of the Sarbanes-Oxley.

Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

The Audit Committee and the Board of Directors were informed on Internal Audit’s works to be done during the year 2016, according to its annual plan.

The Audit Committee favorably reviewed the annual work plan of the Internal Audit and approved of the activity report for the year 2016.

In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others, its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the nine months of 2016, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2016, taking into account their design and operating effectiveness.

8) People

When we talk about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a Decisive factor in making the Bank in the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because knows only with engaged professional, motivated, well trained and with full professional development, the Bank will manage to get more and better customers, satisfied , proud to do business with us and the Santander brand.

The daily performance of the Santander Brasil with customers, employees, shareholders and society is guided by the purpose of the Bank to contribute to people and businesses to prosper and the way you act.

The Bank has a talented and dedicated team of about 48,000 employees only in Brazil. The Bank seeks professionals who identify with the Corporate Culture, to be a Simple Bank (with uncomplicated and easy services to operate), Personal (with solutions and channels that meet costumers needs and preferences) and Fair (promoting business and relationships that are good for customers, shareholders and employees). In addition to identifying with the culture, our professionals act in their day to day aligned to it.

9) Sustainable Development

Sustainability is a strategic part of business, in Santander. It is a commitment that seeks results for business and society in a simple, personal and fair way and which is concretized through a strategy based in three pillars: Social and Financial Inclusion, Education and Social and Environmental Business and Management. Among the third quarter highlights are: I) the Santander Microcredit, currently the largest productive and oriented microcredit operation among private banks in Brazil, offering credit and financial advice to low-income micro entrepreneurs and since 2002, it disbursed approximately R$ 3.6 billion for more than 380,000 customers; II) In Brazil, we had partnerships with 398 higher education institutions, since 2005 Santander Universidades Brazil has granted over 146,000 scholarships; III) Since 2013, Santander Financiamentos finances photovoltaic systems (direct conversion of solar energy into electric energy). In the third quarter of 2016, the partnerships number increased to 186 and the business turnover was R$ 12.5 million; IV) In the “Agro Sustentável” program, Santander currently increased 980 customers and 192 employers and outsourced firms were trained or sensitized in relation to CAR (Environmental Rural Register) and 234 customers agreed to participate in the agreement with Coopercitrus and Bayer (Cooperatives).

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards, which provides the necessity of approval of any services by the Audit Committee of the Bank.

In compliance with CVM Instruction 381/2003, we hereby inform that in the period ended on September 30, 2016, were provided non-audit services of the financial statements by PricewaterhouseCoopers, which cumulatively represent more than 5% of the related overall audit fee consideration, are these:

Description of services
Inventory review of affiliated entities, required by the Debt Program Global Medium Term Notes.
Due Dilligence Financial and Fiscal.
*Additional services totaled R$643 thousand reais, representing 5,3% of total remuneration.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, including the review of work performed, including any services other than external audit. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor: (i) the auditor should not audit their own work; (ii) the auditor should not perform management functions; and (iii) the auditor should not promote the interests of his client. Acceptance and professional services not related to external audit for the period ended September 30, 2016 did not affect the independence and objectivity in the conduct of external audit examinations of the Banco Santander and other Group entities, since the principles above were observed.

The Board of Directors The Executive

(Approved at the Meeting of the Board of October 25, 2016).
***

Independent Auditors' Report

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES BALANCE SHEETS

In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
	Notes	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Current Assets		420,165,018	412,689,314	419,694,997	426,064,803
Cash	4	5,872,907	5,231,627	6,089,264	6,863,856
Interbank Investments	5	82,736,607	74,010,064	63,831,077	55,443,206
Money Market Investments		57,335,557	31,837,273	57,407,146	31,990,143
Interbank Deposits		20,445,565	20,342,010	1,466,605	1,622,282
Foreign Currency Investments		4,955,485	21,830,781	4,957,326	21,830,781
Securities and Derivative Financial
Instruments	6	83,903,419	50,644,888	75,212,791	55,477,103
Own Portfolio		37,211,796	15,371,552	38,722,616	12,960,963
Subject to Repurchase Commitments		36,799,819	26,353,218	18,415,264	26,355,623
Derivative Financial Instruments		7,372,102	6,939,495	12,497,586	11,931,802
Linked to Central Bank of Brazil		36,923	537,278	36,923	537,278
Privatization Certificates		902	819	902	819
Linked to Guarantees		2,481,877	1,442,526	5,539,500	3,690,618
Interbank Accounts	7	63,999,459	54,869,025	64,405,584	55,135,620
Payments and Receipts Pending Settlement		1,903,266	1,778	1,903,266	1,778
Restricted Deposits:		62,066,741	54,831,669	62,472,866	55,098,264
Central Bank Deposits		62,065,794	54,829,213	62,471,919	55,095,808
National Housing System		947	2,456	947	2,456
Correspondents		29,452	35,578	29,452	35,578
Lending Operations	8	76,641,172	83,380,887	96,489,192	102,557,195
Public Sector		3,865	56,406	3,972	56,406
Private Sector		80,234,990	86,512,527	100,348,278	106,176,703
Lending Operations Assignment		-	204	316,299	204
(Allowance for Loan Losses)	8.f	(3,597,683)	(3,188,250)	(4,179,357)	(3,676,118)
Leasing Operations	8	6	1	1,490,869	1,585,580
Public Sector		-	-	-	131
Private Sector		8	6	1,510,820	1,610,498
(Allowance for Lease Losses)	8.f	(2)	(5)	(19,951)	(25,049)
Other Receivables		106,003,916	143,631,937	110,517,650	147,398,541
Credits for Guarantees Honored		1,328	844	1,328	844
Foreign Exchange Portfolio	9	72,340,781	94,642,636	72,340,781	94,642,636
Income Receivable		791,553	745,898	699,375	601,763
Trading Account	10	826,904	1,587,363	1,260,032	1,697,899
Tax Credits	11	8,135,671	8,063,063	9,105,853	8,786,456
Others	12	24,230,135	38,919,702	27,466,972	42,030,853
(Allowance for Other Receivables Losses)	8.f	(322,456)	(327,569)	(356,691)	(361,910)
Other Assets		1,007,532	920,885	1,658,570	1,603,702
Non-Current Assets Held for Sale	13	-	-	-	487,386
Other Assets		720,765	721,710	1,056,721	723,830
(Allowance for Valuation)		(81,399)	(73,736)	(81,400)	(73,748)
Prepaid Expenses		368,166	272,911	683,249	466,234

			Bank		Consolidated
	Notes	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Long-Term Assets		284,019,354	286,568,316	228,142,024	237,739,651
Interbank Investments	5	14,613,681	13,497,719	129,390	366,922
Interbank Deposits		14,613,681	13,497,719	129,390	366,922
Securities and Derivative Financial
Instruments	6	143,182,352	146,319,775	77,921,948	87,414,879
Own Portfolio		46,563,928	26,292,498	23,592,247	23,350,447
Subject to Repurchase Commitments		80,709,022	91,063,021	37,029,098	32,605,138
Derivative Financial Instruments		7,054,678	13,237,376	7,056,468	14,078,407
Linked to Central Bank of Brazil		3,789,494	5,679,037	3,789,494	5,679,037
Privatization Certificates		2,054	2,387	2,054	2,387
Linked to Guarantees		5,063,176	10,045,456	6,452,587	11,699,463
Interbank Accounts	7	167,818	167,818	167,818	167,818
Restricted Deposits:		167,818	167,818	167,818	167,818
National Housing System		167,818	167,818	167,818	167,818
Lending Operations	8	79,008,443	85,225,495	96,350,406	101,762,256
Public Sector		84,469	62,014	84,469	62,014
Private Sector		90,462,356	96,773,748	108,232,880	113,895,402
Lending Operations Related to Assignment		165,213	196,634	421,609	196,634
(Allowance for Loan Losses)	8.f	(11,703,595)	(11,806,901)	(12,388,552)	(12,391,794)
Leasing Operations	8	2	14	1,312,580	1,374,449
Private Sector		2	20	1,337,752	1,412,834
(Allowance for Lease Losses)	8.f	-	(6)	(25,172)	(38,385)
Other Receivables		46,343,142	40,692,028	51,457,623	45,753,072
Receivables for Guarantees Honored		53,949	26,851	53,949	26,851
Foreign Exchange Portfolio	9	1,957,335	1,764,903	1,957,335	1,764,903
Income Receivable		194,626	216,852	194,626	216,852
Tax Credits	11	16,807,007	23,067,813	18,721,659	25,201,969
Others	12	27,568,064	15,886,443	30,840,802	18,881,467
(Allowance for Other Receivables Losses)	8.f	(237,839)	(270,834)	(310,748)	(338,970)
Other Assets		703,916	665,467	802,259	900,255
Temporary Assets		101,801	101,801	101,809	101,809
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		603,880	565,431	702,223	800,219

Permanent Assets		27,411,069	29,030,820	13,348,715	13,645,283
Investments		16,813,384	17,170,957	181,848	67,560
Investments in Affiliates and Subsidiaries:	15	16,794,615	17,152,711	163,005	51,747
Domestic		13,991,998	13,843,934	163,005	51,747
Foreign		2,802,617	3,308,777	-	-
Other Investments		51,969	51,446	57,804	57,295
(Allowance for Losses)		(33,200)	(33,200)	(38,961)	(41,482)
Fixed Assets	16	6,115,479	6,466,313	7,611,837	6,986,250
Real Estate		2,549,438	2,541,302	2,868,559	2,648,353
Others		10,945,570	10,566,480	12,922,031	11,723,760
(Accumulated Depreciation)		(7,379,529)	(6,641,469)	(8,178,753)	(7,385,863)
Intangibles	17	4,482,206	5,393,550	5,555,030	6,591,473
Goodwill		26,120,037	26,120,037	27,475,274	27,490,243
Intangible Assets		8,038,111	7,321,258	8,563,577	7,750,690
(Accumulated Amortization)		(29,675,942)	(28,047,745)	(30,483,821)	(28,649,460)
Total Assets		731,595,441	728,288,450	661,185,736	677,449,737

			Bank		Consolidated
	Notes	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Current Liabilities		508,194,511	474,842,549	432,268,276	418,097,819
Deposits	18.a	164,660,771	152,344,715	96,261,327	95,684,682
Demand Deposits		15,555,334	15,775,566	15,452,372	15,698,171
Savings Deposits		34,764,196	35,984,837	34,764,196	35,984,837
Interbank Deposits		71,389,486	59,608,550	3,160,186	3,132,439
Time Deposits		42,951,755	40,975,762	42,881,896	40,869,235
Other Deposits		-	-	2,677	-
Money Market Funding	18.b	132,938,611	99,365,655	112,132,891	86,627,754
Own Portfolio		99,820,108	85,673,417	91,014,377	72,935,516
Third Parties		29,346,828	10,827,806	17,346,839	10,827,806
Linked to Trading Portfolio Operations		3,771,675	2,864,432	3,771,675	2,864,432
Funds from Acceptance and Issuance of
Securities	18.c	66,412,045	44,201,390	68,935,430	46,814,955
Exchange Acceptances		-	-	571,669	504,578
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		58,613,949	34,941,349	60,565,665	37,050,336
Securities Issued Abroad		6,715,403	8,478,381	6,715,403	8,478,381
Funding by Structured Operations Certificates		1,082,693	781,660	1,082,693	781,660
Interbank Accounts	7	1,728,564	14,405	1,728,564	14,405
Receipts and Payments Pending Settlement		1,635,940	-	1,635,940	-
Correspondents		92,624	14,405	92,624	14,405
Interbranch Accounts		3,047,721	3,817,511	3,047,765	3,817,555
Third-Party Funds in Transit		3,047,540	3,817,117	3,047,540	3,817,117
Internal Transfers of Assets		181	394	225	438
Borrowings	18.e	28,218,734	33,378,891	26,861,283	33,453,687
Local Borrowings - Other Institutions		-	4,333	46,798	78,917
Foreign Borrowings		28,218,734	33,374,558	26,814,485	33,374,770
Domestic Onlendings - Official Institutions	18.e	5,025,544	5,137,083	5,025,544	5,137,083
National Treasury		-	105	-	105
National Economic and Social Development
Bank (BNDES)		2,380,884	2,351,174	2,380,884	2,351,174
Federal Savings and Loan Bank (CEF)		4,112	4,373	4,112	4,373
National Equipment Financing Authority (FINAME)		2,421,941	2,564,993	2,421,941	2,564,993
Other Institutions		218,607	216,438	218,607	216,438
Derivative Financial Instruments	6	4,062,667	6,759,506	9,107,880	11,604,277
Derivative Financial Instruments		4,062,667	6,759,506	9,107,880	11,604,277
Other Payables		102,099,854	129,823,393	109,167,592	134,943,421
Collected Taxes and Other		1,618,912	137,250	1,641,014	156,399
Foreign Exchange Portfolio	9	67,419,232	84,694,924	67,419,232	84,694,924
Social and Statutory		439,301	2,974,963	488,753	3,038,619
Tax and Social Security	19	3,210,110	2,120,847	4,094,613	2,724,378
Trading Account	10	325,188	2,340,787	788,759	2,544,961
Subordinated Debt	20	-	7,685,328	-	7,685,328
Debt Instruments Eligible to Compose Capital	21	67,990	218,009	67,990	218,009
Others	22	29,019,121	29,651,285	34,667,231	33,880,803

			Bank		Consolidated
	Notes	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Long-Term Liabilities		161,720,732	198,260,440	164,837,776	202,191,249
Deposits	18.a	47,627,557	48,758,538	44,603,393	46,201,330
Interbank Deposits		2,179,862	2,301,113	2,073	542,833
Time Deposits		45,447,695	46,457,425	44,601,320	45,658,497
Money Market Funding	18.b	40,269,732	48,333,077	40,269,732	48,332,677
Own Portfolio		16,820,050	31,282,876	16,820,050	31,282,476
Linked to Trading Portfolio Operations		23,449,682	17,050,201	23,449,682	17,050,201
Funds from Acceptance and Issuance of
Securities	18.c	33,382,412	51,224,195	35,359,191	53,033,159
Exchange Acceptances		-	-	500,254	479,684
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		33,279,951	46,226,988	34,756,476	47,556,268
Securities Issued Abroad		75,488	4,993,915	75,488	4,993,915
Funding by Structured Operations Certificates		26,973	3,292	26,973	3,292
Borrowings	18.e	2,020,616	3,308,742	2,421,859	3,308,742
Local Borrowings - Other Institutions		-	-	401,243	-
Foreign Borrowings		2,020,616	3,308,742	2,020,616	3,308,742
Domestic Onlendings - Official Institutions	18.e	11,589,025	11,125,808	11,589,025	11,125,808
National Treasury		-	313	-	313
National Economic and Social Development
Bank (BNDES)		6,632,861	5,534,930	6,632,861	5,534,930
Federal Savings and Loan Bank (CEF)		97,792	103,906	97,792	103,906
National Equipment Financing Authority (FINAME)		4,836,923	5,479,554	4,836,923	5,479,554
Other Institutions		21,449	7,105	21,449	7,105
Derivative Financial Instruments	6	5,750,168	10,271,926	5,911,955	11,278,682
Derivative Financial Instruments		5,750,168	10,271,926	5,911,955	11,278,682
Other Payables		21,081,222	25,238,154	24,682,621	28,910,851
Foreign Exchange Portfolio	9	1,816,052	4,635,141	1,816,052	4,635,141
Tax and Social Security	19	5,054,543	4,868,560	7,821,050	7,819,728
Negotiation and Intermediation of Securities	10	2,511	57,560	2,511	57,560
Subordinated Debts	20	453,958	411,976	453,958	411,976
Debt Instruments Eligible to Compose Capital	21	8,140,651	9,744,136	8,140,651	9,744,136
Others	22	5,613,507	5,520,781	6,448,399	6,242,310

Deferred Income		355,764	364,172	564,954	385,466
Deferred Income		355,764	364,172	564,954	385,466

Non Controlling Interest		-	-	2,194,098	1,956,130

Stockholders' Equity	24	61,324,434	54,821,289	61,320,632	54,819,073
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		349,374	433,473	349,894	436,389
Profit Reserves		4,807,965	2,752,744	4,807,965	2,775,120
Adjustment to Fair Value		(1,822,140)	(4,940,975)	(1,850,136)	(4,968,483)
Retained Earnings		1,434,024	-	1,457,698	-
(-) Treasury Shares		(444,789)	(423,953)	(444,789)	(423,953)

Total Stockholders' Equity		61,324,434	54,821,289	63,514,730	56,775,203

Total Liabilities		731,595,441	728,288,450	661,185,736	677,449,737
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES INCOME STATEMENTS

In thousands of Brazilian Real - R$, unless otherwise stated

					Bank				Consolidated
		07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to
	Note	09/30/2016	09/30/2016	09/30/2015	09/30/2015	09/30/2016	09/30/2016	09/30/2015	09/30/2015

Financial Income		23,542,334	69,212,145	25,702,595	61,585,182	22,195,109	65,589,964	25,272,487	60,593,951
Lending Operations		9,672,229	22,058,172	18,619,597	40,118,037	11,874,546	28,416,385	20,614,414	45,764,455
Leasing Operations		-	-	-	-	113,922	337,756	116,633	353,413
Securities Transactions	6.a	10,488,537	28,156,679	15,052,076	30,344,848	6,963,742	18,205,120	12,420,528	23,189,267
Derivatives Transactions		888,868	5,957,827	(8,201,523)	(9,965,566)	628,813	5,404,830	(8,127,431)	(9,845,341)
Foreign Exchange Operations		607,939	7,813,195	(1,006,898)	(1,673,899)	716,128	7,967,109	(995,947)	(1,647,254)
Operations of Sale or Transfer of Financial Assets		-	626	5,307	20,759	2,024	4,581	3,034	19,499
Compulsory Deposits		1,884,761	5,225,646	1,234,036	2,741,003	1,895,934	5,254,183	1,241,256	2,759,912

Financial Expenses		(19,534,351)	(49,596,328)	(29,531,085)	(61,038,684)	(17,118,864)	(43,158,622)	(28,308,417)	(57,924,531)
Funding Operations Market	18.d	(15,513,552)	(46,830,502)	(17,917,584)	(40,497,449)	(12,606,304)	(38,964,063)	(16,238,026)	(36,199,222)
Borrowings and Onlendings Operations		(871,950)	5,381,956	(8,040,863)	(11,224,434)	(933,198)	5,137,880	(8,178,699)	(11,509,389)
Leasing Operations		(90)	(167)	(11)	(73)	-	-	-	-
Allowance for Loan Losses	8.f	(3,148,759)	(8,147,615)	(3,572,627)	(9,316,728)	(3,579,362)	(9,332,439)	(3,891,692)	(10,215,920)

Gross Profit From Financial Operations		4,007,983	19,615,817	(3,828,490)	546,498	5,076,245	22,431,342	(3,035,930)	2,669,420

Other Operating (Expenses) Income		(2,338,051)	(8,383,503)	(2,396,878)	(2,494,210)	(3,125,915)	(10,352,092)	(3,182,247)	(4,362,115)
Income from Services Rendered	27	2,053,394	6,347,718	1,930,615	5,675,124	2,567,998	7,416,798	2,181,217	6,522,177
Income from Banking Fees	27	720,839	2,012,701	607,632	1,737,063	869,464	2,439,370	737,678	2,134,916
Personnel Expenses	28	(1,655,004)	(4,918,115)	(1,624,404)	(4,589,576)	(1,830,385)	(5,430,456)	(1,793,384)	(5,084,132)
Other Administrative Expenses	29	(2,405,695)	(7,204,491)	(2,349,426)	(8,261,742)	(2,819,665)	(8,345,400)	(2,675,658)	(9,155,141)
Tax Expenses	30	(609,827)	(2,612,449)	259,364	(570,999)	(794,639)	(3,126,675)	101,445	(1,021,413)
Investments in Affiliates and Subsidiaries	15	399,525	885,926	569,529	1,309,251	386	1,056	223	1,069
Other Operating Income	31	952,624	2,668,955	893,031	9,474,132	1,002,206	3,229,253	1,150,752	9,725,494
Other Operating Expenses	32	(1,793,907)	(5,563,748)	(2,683,219)	(7,267,463)	(2,121,280)	(6,536,038)	(2,884,520)	(7,485,085)

Operating Income		1,669,932	11,232,314	(6,225,368)	(1,947,712)	1,950,330	12,079,250	(6,218,177)	(1,692,695)

Non-Operating Income	33	(426)	22,775	773,368	861,580	19,087	39,713	771,590	888,814

Income Before Taxes on Income and Profit Sharing		1,669,506	11,255,089	(5,452,000)	(1,086,132)	1,969,417	12,118,963	(5,446,587)	(803,881)

Income Tax and Social Contribution	34	77,656	(6,377,818)	6,950,024	7,716,572	(117,351)	(7,034,522)	7,056,057	7,579,321
Provision for Income Tax		(314,280)	(1,164,181)	32,046	(13,928)	(448,530)	(1,569,758)	(101,711)	(433,692)
Provision for Social Contribution Tax		(270,469)	(1,070,099)	(77,971)	(92,692)	(386,757)	(1,409,214)	(172,646)	(359,602)
Deferred Tax Credits		662,405	(4,143,538)	6,995,949	7,823,192	717,936	(4,055,550)	7,330,414	8,372,615

Profit Sharing		(313,138)	(888,026)	(240,417)	(728,848)	(332,913)	(947,023)	(260,647)	(793,181)

Non Controlling Interest		-	-	-	-	(83,630)	(141,789)	(82,487)	(151,183)

Net Income		1,434,024	3,989,245	1,257,607	5,901,592	1,435,523	3,995,629	1,266,336	5,831,076

Number of Shares (Thousands)	24.a	7,516,415	7,516,415	7,532,528	7,532,528
Net Income per Thousand Shares (R$)		190.79	530.74	166.96	783.48
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - BANK

In thousands of Brazilian Real - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total

Balances as of December 31, 2014		57,000,000	548,164	1,489,139	615,066	117,875	(118,161)	(1,881,352)	-	(445,501)	57,325,230
Employee Benefit Plan		-	-	-	-	-	-	863,875	-	-	863,875
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(175,990)	(175,990)
Result of Treasury Shares	24.d	-	(3,918)	-	-	-	-	-	-	-	(3,918)
Reservations for Share - Based Payment		-	185,347	-	-	-	-	-	-	-	185,347
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(3,218,633)	(79,277)	-	-	-	(3,297,910)
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(38)	(38)
Net Income		-	-	-	-	-	-	-	5,901,592	-	5,901,592
Allocations:
Legal Reserve	24.c	-	-	232,199	-	-	-	-	(232,199)	-	-
Dividends	24.b	-	-	-	(3,050,000)	-	-	-	(150,000)	-	(3,200,000)
Reserve for Dividend Equalization	24.c	-	-	-	4,261,786	-	-	-	(4,261,786)	-	-
Balances as of September 30, 2015		57,000,000	729,593	1,721,338	1,826,852	(3,100,758)	(197,438)	(1,017,477)	1,257,607	(621,529)	57,598,188

Balances as of December 31, 2015		57,000,000	433,473	1,838,374	914,370	(3,657,416)	(141,913)	(1,141,646)	-	(423,953)	54,821,289
Employee Benefit Plan		-	-	-	-	-	-	(173,115)	-	-	(173,115)
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(20,799)	(20,799)
Result of Treasury Shares	24.d	-	1,037	-	-	-	-	-	-	-	1,037
Reservations for Share - Based Payment		-	(82,761)	-	-	-	-	-	-	-	(82,761)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	3,077,148	214,802	-	-	-	3,291,950
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(37)	(37)
Net Income		-	-	-	-	-	-	-	3,989,245	-	3,989,245
Allocations:
Legal Reserve	24.c	-	-	127,761	-	-	-	-	(127,761)	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(500,000)	-	(500,000)
Reserve for Dividend Equalization	24.c	-	-	-	1,927,460	-	-	-	(1,927,460)	-	-
Others		-	(2,375)	-	-	-	-	-	-	-	(2,375)
Balances as of September 30, 2016		57,000,000	349,374	1,966,135	2,841,830	(580,268)	72,889	(1,314,761)	1,434,024	(444,789)	61,324,434
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - CONSOLIDATED

In thousands of Brazilian Real - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity

Balances as of December 31, 2014		57,000,000	548,641	1,489,139	608,434	119,485	(118,161)	(1,881,352)	-	(445,501)	57,320,685	1,141,420	58,462,105
Employee Benefit Plan		-	-	-	-	-	-	863,875	-	-	863,875	-	863,875
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(175,990)	(175,990)	-	(175,990)
Result of Treasury Shares	24.d	-	(3,918)	-	-	-	-	-	-	-	(3,918)	-	(3,918)
Reservations for Share - Based Payment		-	186,720	-	-	-	-	-	-	-	186,720	-	186,720
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(3,218,633)	(79,277)	-	-	-	(3,297,910)	-	(3,297,910)
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(38)	(38)	-	(38)
Net Income		-	-	-	-	-	-	-	5,831,076	-	5,831,076	-	5,831,076
Allocations:
Legal Reserve	24.c	-	-	232,199	-	-	-	-	(232,199)	-	-	-	-
Dividends	24.b	-	-	-	(3,050,000)	-	-	-	(150,000)	-	(3,200,000)	-	(3,200,000)
Reserve for Dividend Equalization	24.c	-	-	-	4,268,418	(25,392)	-	-	(4,165,939)	-	77,087	-	77,087
Non Controlling Interest Results		-	-	-	-	-	-	-	-	-	-	151,183	151,183
Others		-	-	-	-	-	-	-	-	-	-	658,256	658,256
Balances as of September 30, 2015		57,000,000	731,443	1,721,338	1,826,852	(3,124,540)	(197,438)	(1,017,477)	1,282,938	(621,529)	57,601,587	1,950,859	59,552,446

Balances as of December 31, 2015		57,000,000	436,389	1,838,374	936,746	(3,684,924)	(141,913)	(1,141,646)	-	(423,953)	54,819,073	1,956,130	56,775,203
Employee Benefit Plan		-	-	-	-	-	-	(173,116)	-	-	(173,116)	-	(173,116)
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(20,799)	(20,799)	-	(20,799)
Result of Treasury Shares	24.d	-	1,037	-	-	-	-	-	-	-	1,037	-	1,037
Reservations for Share - Based Payment		-	(85,157)	-	-	-	-	-	-	-	(85,157)	-	(85,157)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	3,077,148	214,802	-	-	-	3,291,950	-	3,291,950
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(37)	(37)	-	(37)
Net Income		-	-	-	-	-	-	-	3,995,629	-	3,995,629	-	3,995,629
Allocations:
Legal Reserve	24.c	-	-	127,761	-	-	-	-	(127,761)	-	-	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(500,000)	-	(500,000)	-	(500,000)
Reserve for Dividend Equalization	24.c	-	-	-	1,905,084	(487)	-	-	(1,910,403)	-	(5,806)	-	(5,806)
Non Controlling Interest Results		-	-	-	-	-	-	-	-	-	-	141,789	141,789
Others		-	(2,375)	-	-	-	-	-	233	-	(2,142)	96,179	94,037
Balances as of September 30, 2016		57,000,000	349,894	1,966,135	2,841,830	(608,263)	72,889	(1,314,762)	1,457,698	(444,789)	61,320,632	2,194,098	63,514,730
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CASH FLOWS

In thousands of Brazilian Real - R$, unless otherwise stated

			Bank	Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Notes	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Operational Activities
Net Income		3,989,245	5,901,592	3,995,629	5,831,076
Adjustment to Net Income		16,998,343	(3,713,160)	18,836,872	(1,387,820)
Allowance for Loan Losses	8.f	8,147,615	9,316,728	9,332,439	10,215,920
Provision for Legal Proceedings and Administrative and Legal Obligations		1,898,909	(4,675,700)	2,110,875	(4,177,533)
Deferred Tax Credits		4,476,659	(7,999,067)	4,367,345	(8,574,659)
Equity in Affiliates and Subsidiaries	15	(885,926)	(1,309,251)	(1,056)	(1,069)
Depreciation and Amortization	29	2,363,108	3,585,196	2,693,455	3,838,221
Recognition (Reversal) Allowance for Other Assets Losses	33	7,717	(1,412)	7,668	(1,557)
Result on Sale of Other Assets	33	(581)	(42,271)	(919)	(43,371)
Result on Impairment of Assets	32	-	1,212,004	6	1,213,480
Result on Sale of Investments	33	-	(778,442)	1,134	(803,887)
Monetary Adjustment of Escrow Deposits	31	(417,392)	(355,616)	(575,178)	(487,563)
Recoverable Taxes	31	(113,739)	(499,716)	(173,840)	(564,590)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		1,037,191	(1,995,956)	1,068,303	(2,074,369)
Others		484,782	(169,657)	6,640	73,157
Changes on Assets and Liabilities		(17,433,355)	(685,347)	(18,812,820)	(580,230)
Decrease (Increase) in Interbank Investments		(26,523,126)	(7,306,675)	(25,062,123)	(5,239,417)
Decrease (Increase) in Securities and Derivative Financial Instruments		(32,010,012)	(18,557,883)	(12,412,213)	(4,954,643)
Decrease (Increase) in Lending and Leasing Operations		4,845,429	(25,986,526)	3,772,012	(25,681,098)
Decrease (Increase) in Deposits on Central Bank of Brazil		(7,236,581)	(20,055,479)	(7,376,111)	(20,119,753)
Decrease (Increase) in Other Receivables		26,038,516	(24,010,563)	25,579,323	(23,393,288)
Decrease (Increase) in Other Assets		(133,704)	(106,789)	(121,481)	(45,855)
Net Change on Other Interbank and Interbranch Accounts		(949,484)	(244,362)	(949,484)	(244,381)
Increase (Decrease) in Deposits		11,185,075	32,865,223	(1,216,338)	1,057,601
Increase (Decrease) in Money Market Funding		25,509,611	14,121,253	17,442,192	28,404,819
Increase (Decrease) in Borrowings		(6,096,605)	14,219,933	(7,508,102)	14,093,677
Increase (Decrease) in Other Liabilities		(11,147,413)	34,396,736	(9,393,956)	35,954,370
Increase (Decrease) in Change in Deferred Income		(8,408)	(20,215)	(9,486)	(12,889)
Tax Paid		(906,653)	-	(1,557,053)	(399,373)
Net Cash Provided by (Used in) Operational Activities		3,554,233	1,503,085	4,019,681	3,863,026
Investing Activities
Acquisition of Investment		(902)	(149,775)	(113,912)	(919)
Acquisition of Fixed Assets		(405,795)	(362,976)	(681,707)	(604,063)
Acquisition of Intangible Assets		(1,088,691)	(422,139)	(1,157,957)	(470,343)
Net Cash Received on Sale/Reduction of Investments		379	857,938	403	858,081
Acquisition of Subsidiary, Unless Net Cash on Acquisition	15	-	-	(393,102)	443
Proceeds from Assets not in Use		182,973	41,715	182,744	44,664
Proceeds from Property for Own Use		7,666	36,637	57,360	47,734
Proceeds from Non-Current Assets Held for Sale		-	-	-	246,710
Dividends and Interest on Capital Received		1,046,132	848,887	44,436	18,111
Change in the Scope of Consolidation	13	-	-	4,909	-
Net Cash Provided by (Used in) Investing Activities		(258,238)	850,287	(2,056,826)	140,418
Financing Activities
Acquisition of Own Share	24.d	(20,799)	(176,028)	(20,799)	(176,028)
Issuance of Long - Term Emissions		39,512,824	60,334,708	41,165,231	61,504,289
Long - Term Payments		(43,566,159)	(48,686,197)	(45,446,029)	(50,370,003)
Subordinated Debts - Payments		(8,362,652)	(216,075)	(8,362,652)	(216,075)
Debt Instruments Eligible to Compose Capital - Payments		(2,639,413)	(506,326)	(2,639,413)	(506,326)
Dividends and Interest on Capital Paid		(3,221,946)	(966,981)	(3,228,823)	(944,755)
Increase (Decrease) on Non Controlling Interest		-	-	101,790	809,439
Net Cash Provided by (Used in) Financing Activities		(18,298,145)	9,783,101	(18,430,695)	10,100,541
Exchange Variation on Cash and Cash Equivalents		(1,037,191)	1,995,956	(1,068,303)	2,074,369
Increase (Decrease) in Cash and Cash Equivalents		(16,039,341)	14,132,429	(17,536,143)	16,178,354
Cash and Cash Equivalents at the Beginning of Period	4	31,348,083	23,412,024	33,133,182	23,401,733
Cash and Cash Equivalents at the End of Period	4	15,308,742	37,544,453	15,597,039	39,580,087
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF VALUE ADDED

In thousands of Brazilian Real - R$, unless otherwise stated

		Bank				Consolidated
		01/01 to		01/01 to		01/01 to		01/01 to
	Notes	09/30/2016		09/30/2015		09/30/2016		09/30/2015

Financial Income		69,212,145		61,585,182		65,589,964		60,593,951
Income from Services Rendered and Banking Fees	27	8,360,419		7,412,187		9,856,168		8,657,093
Allowance for Loans Losses	8.f	(8,147,615)		(9,316,728)		(9,332,439)		(10,215,920)
Other Income and Expenses		(2,872,018)		12,103,445		(3,267,066)		12,715,318
Financial Expenses		(41,448,713)		(51,721,956)		(33,826,183)		(47,708,611)
Third-party Input		(4,324,829)		(5,380,367)		(5,096,053)		(5,988,489)
Materials, Energy and Others		(204,377)		(206,777)		(212,240)		(213,757)
Third-Party Services	29	(1,345,749)		(1,350,702)		(1,615,678)		(1,576,724)
Impairment of Assets	32	-		(1,212,004)		(6)		(1,213,480)
Others		(2,774,703)		(2,610,884)		(3,268,129)		(2,984,528)
Gross Added Value		20,779,389		14,681,763		23,924,391		18,053,342
Retentions
Depreciation and Amortization	29	(2,363,108)		(3,585,196)		(2,693,455)		(3,838,221)
Added Value Produced Net		18,416,281		11,096,567		21,230,936		14,215,121
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	15	885,926		1,309,251		1,056		1,069
Added Value to Distribute		19,302,207		12,405,818		21,231,992		14,216,190
Added Value Distribution
Employee		5,143,836	26.6%	4,673,398	37.5%	5,639,921	26.6%	5,163,089	36.3%
Compensation	28	2,827,688		2,587,188		3,137,143		2,895,489
Benefits	28	1,008,236		889,423		1,092,333		968,547
Government Severance Indemnity Funds for Employees - FGTS		212,947		246,685		239,072		272,433
Others		1,094,965		950,102		1,171,373		1,026,620
Taxes and Contributions		9,652,572	50.0%	1,322,645	10.8%	10,898,755	51.3%	2,528,931	17.8%
Federal		9,292,174		1,001,945		10,480,190		2,153,101
State		490		435		564		734
Municipal		359,908		320,265		418,001		375,096
Compensation of Third-Party Capital - Rental	29	516,554	2.7%	508,183	4.1%	555,898	2.6%	541,911	3.8%
Remuneration of Interest on Capital		3,989,245	20.7%	5,901,592	47.6%	4,137,418	19.5%	5,982,259	42.1%
Dividends	24.b	-		3,200,000		-		3,200,000
Interest on Capital	24.b	500,000		-		500,000		-
Profit Reinvestment		3,489,245		2,701,592		3,495,629		2,631,076
Participation Results of Non-Controlling Shareholders		-		-		141,789		151,183
Total		19,302,207	100.0%	12,405,818	100.0%	21,231,992	100.0%	14,216,190	100.0%
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS

In thousands of Brazilian Real - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Group (Conglomerate Santander) towards the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the Bank also operates in the payment institution, leasing, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them, they are conducted in the normal course of business and under commutative conditions.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements (Consolidated) have been prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and the Brazilian Securities and Exchange Commission (CVM), which do not conflict with the rules issued by Bacen and show all relevant information concerned to the financial statements, which are consistent with those used by Management in its management. The consolidated financial statements include the Bank and its affiliates and subsidiaries listed in Note 15 and investment funds, where the Santander Group companies are the main beneficiaries or holders the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories that were originally allocated.

Investment Funds Consolidated

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

• Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

• Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

• Santander Paraty QIF PLC (Santander Paraty) (5);

• Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial);

• Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC); (1)

• Fundo de Investimento em Direitos Creditórios RCI Brasil I - Financiamento de Veículos (FI Direitos Creditórios RCI Brasil I) (2);

• Fundo de Investimento em Direitos Creditórios RN Brasil - Financiamento de Veículos (FI RN Brasil - Financiamento de Veículos) (3); and

• BRL V - Fundo de Investimento Imobiliário - FII (Fundo de Investimento Imobiliário) (4); and

• Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (5).

(1) The carmaker Renault (not belonging to the Conglomerate Santander) sell its duplicates (receivables related to vehicles invoiced to dealers the automaker) to the Fund. This Fund buys only duplicates from Renault carmaker. In turn, the Banco RCI Brasil S.A. (Current Corporate Name of Companhia de Arrendamento Mercantil RCI Brasil (Note 15)) owns 100% of its subordinated quotas.

(2) The Banco RCI Brasil S.A. (company belonging to the Conglomerate Santander) sell its product portfolio "floorplan" to the Fund, and holds 100% of its subordinated quotas. This Fund buys exclusively credit operations from Banco RCI Brasil S.A.

(3) The Banco RCI Brasil S.A. sold receivables (CDC portfolio) to FI RN Brasil – Financiamento de Veículos. The sênior shares will have only an investor, the Credit Agricole. The Banco RCI Brasil S.A. holds 100% of subordinated shares, being characterized control over the fund and therefore is a consolidated investment in the entity. This fund was established and became consolidated in September 2016.

(4) This fund was established and became consolidated in August 2016. It is a structure where the Banco Santander figured as lender of certain debts (loans). The real object guarantee of said operations were converted into capital contributions by the Real Estate Fund in conjunction concomitant transfer of the same shares to Banco Santander through dation process of payment of the above credit operations payments.

(5) Banco Santander, through its subsidiaries, holds the risks and benefits of the Santander Paraty and the Sub-fund Santander FI Hedge Strategies, based in Ireland, and both are fully consolidated in its financial statements. The Irish market, an investment fund cannot act directly and, therefore, there was the need to create another structure (a sub-fund), Santander FI Hedge Strategies. The Santander Paraty has no equity position, and all derived position of the balance sheet of Santander FI Hedge Strategies.

During preparation of the consolidated financial statements were removed the equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionately to the equity interest held in the subsidiary.

Leasing operations have been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of provision and contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates.

The Financial Statements of the period ended on September 30, 2016 were approved by Board of Directors at the meeting held on October 25, 2016.

These interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended September 30, 2016 were be disclosed legal deadline, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and exchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

The financial statements are presented in Brazilian real (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are converted in real as follows:

• Assets and liabilities are converted at the exchange rate on the balance sheet date; and

• Revenues and expenses are converted at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3,068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Interbank Investments and Credits Related to Bacen

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement

Repurchase Agreement (Repo)

The bank’s own fixed income securities employed in a repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

The Bank also employs third-party securities to perform sales transactions with repurchase agreements.

Reverse Repurchase Agreement (Reverse Repo)

The financing granted by ballast with fixed-income securities (third-parties) are recorded on the counter position at liquidation value. The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired as collateral in a reverse repurchase agreement are transferred to the funded status when used for ballast sale transactions with repurchase agreements.

Repurchasing Performed With Free Movement Agreements

For “reverse repo and sale” operations, when Bank assumes the short position selling the securities on the open market, the liability created is measured at its fair value.

f) Securities

Securities are stated and classified into the following categories and accounting evaluation:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has intention and financial capacity to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separated account in stockholders’ equity, net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

g) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivative financial instruments designated as part of a framework of protection against risks ("hedge") can be classified as:

I - Fair value hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

h) Minimum Requirements in the Process of Valuation Financial Instruments (Securities and Derivatives Financial Instruments)

The CMN Resolution 4,277 issued on October 31, 2013 (entered into force on June 30, 2015) provides for minimum requirements to be observed in the pricing process of financial instruments measured at fair value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution include:

a) Securities classified as "trading" and "available for sale", according to the Central Bank Letter 3,068; of November 8, 2001;

b) Derivatives Financial Instruments, according to the Central Bank Letter 3,082; of January 30, 2002; and

c) Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in CMN Resolution 3,464 of June 26, 2007.

According to this resolution, the Bank has established procedures to assess the need for adjustments in the value of financial instruments mentioned above, watching the prudential criteria, relevance and reliability. This review includes, among other factors, the credit risk spread in the market value of the registration of these instruments.

i) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actually received.

Normally, the Bank writes off loans as losses when they have overdue for 360 days. In the case of long-term credit operations (over 3 years) are written off when they complete 540 days late. Credit operations dropped to loss is recorded in a compensation account for a minimum of five years and while not exhausted all procedures for collection.

The credit assignments without risk retention result in lower financial assets involved in the transaction, which are now kept in a compensation account. The result of the assignment of credit is fully recognized when they are realized.

Since January 2012, as determined by CMN Resolution 3,533/2008 and Resolution 3,895/2010, all credit assignments with risk retention will have their results recognized by the remaining terms of operations, and financial assets subject to the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets.

Allowances for loan losses are recognized based on analysis of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, as established by CMN Resolution 2,682/1999.

j) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally recorded at the lower between value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

k) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

k.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution 4,294 and Central Bank Latter 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents as a result of the origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new operation originated and (ii) 3% of the value of portability object operation.

Such commissions must be fully recognized as expenses when it is incurred.

The Central Bank Latter 3,738 issued on December 2014 has allowed the possibility of staggered implementation of the aforementioned accounting procedure, as follows:

a) 2015: Fully recognize as an expense the value of 1/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower;

b) 2016: Fully recognize as an expense the value of 2/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower; and

c) 2017: Recognize the full amount of commission paid as an expense.

The Bank is using this prerogative.

In accordance with Central Bank Latter 3,722 issued on October 2014, the accounting procedures previously described should be applied prospectively from January 2015, without impacting the records of commissions paid until December 2014.

From January 2020, if stills exists in assets of the entity unamortized balance of sales commission paid to the correspondent, this amount must be fully written off against income (expense).

l) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

l.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost, reduced to fair value, when applicable.

l.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

l.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

On July 2015 the Bank revised the goodwill amortization rate related to Banco Real´s acquisition, this measure aims to suit original amortization rate on a new term, extension and proportion. The amortization of this goodwill will be completed in 2017 (originally 2016).

Exclusivity contracts for provision of banking services are accounted the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, are allocated to income over the term of the respective agreements.

Software acquisition and development expenses are amortized over a maximum of 5 years.

m) Technical Reserves Related the Activities to Pensions and Capitalization

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Pensions

Technical provisions are recognized in accordance with the criteria below:

• Provision for Unearned Premiums (PPNG)

The PPNG consists of the portions of the net premiums of ceded coinsurance, corresponding to the periods of risks after policy conditions, calculated "pro rata" day as Circulating Susep 517/2015 and subsequent changes in the period between the issue and the beginning of the calculation of the provision is made considering the duration equal to the duration of the risk.

• Provision for Unearned Premiums-Current Risks but not Issued (PPNG-RVNE)

The PPNG-RVNE aims to estimate the share of unearned premiums relating to the risk already taken but that still do not have their insurance policies issued. This provision is estimated based on historical emissions behavior in delays, according to Actuarial Technical Note (NTA).

• Mathematical Provisions for Benefits Granted and Granted (PMBaC and PMBC)

The PMBaC are formed from the contributions collected through the financial regime of capitalization. The PMBC represent obligations in the form of continued income plans, being constituted by actuarial calculation for traditional types of plans.

• Provisions for Unsettled Claims (PSL)

The PSL is recognized based on notices received by Evidence Previdência S.A. (Evidence), related the single payments and accrued rent, of the claims reported until the base date of calculation, including coinsurance accepted, gross of reinsurance and net of coinsurance ceded. The triggering event of the release of the provision due to payment, is characterized upon the financial settlement, of the receipt of the compensation payment receipt, annuity or losing income, or as other cases provided by law.

• PSL Lawsuit

Is constituted for all notices of claims in the lawsuit, based on the probability of loss and classified as probable, possible and remote.

The claims in the lawsuit are reviewed individually by the Legal Department to be sorted among these odds of loss, being updated whenever there is need.

In the PSL still monetary restatement and deals with legal fees of collapsing, as indexer and interest of 1% percent a month.

• Provision for Claims Incurred But not Reported (IBNR)

The IBNR should be made to cover claims incurred but not yet reported until the base date of calculation. For purposes of description of the methodology, we have adopted the term "claim" to set all claims and benefits of security risk plans. The Evidence does not have enough database to prepare its own methodology in this way is used technical procedures defined in Circulating Susep 517/2015 and subsequent changes.

• Provision of Related Expenses (PDR)

The PDR is constituted for the coverage of expected values relating to expenses related to claims. For structured plans in the financial scheme of simple sharing and allocation of capital, the provision covers the cost, alcoves and alcoves, not related to the settlement of claims or benefits, on the basis of claims incurred, warned or not.

• Provision of Financial Surplus (PEF)

The PEF covers the financial surplus values provisioned, to be used in accordance with the rules of the plan. This provision is calculated considering the return on investments held versus the guaranteed profitability in each plan.

• Provision for Redemptions and/or Other Amounts to Regulate (PVR)

Covers the values relating to redemption to regulate, the returns of contributions or awards or the requested portability issues and that for whatever reason, have not yet been made.

• Provision of Supplementary Coverage (PCC)

The PCC shall be constituted when failure is observed in the technical provisions resulting from the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are recognized in accordance with the criteria below:

• Technical provisions mathematical for redemption results from accumulation of percentages applicable on payments made, capitalized with the interest rate provided for in the plan and update through the basic remuneration rate of savings account-Basic Reference Rate (TR);

• Provision for redemption of anticipated titles is constituted from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of rescue formed at the time of cancellation of the title and the provision for redemption of the matured bonds is formed after the end of the title;

• Provision for raffles to be held is made based on a percentage of pay portion and aims to cover draws the titles will compete, but that have not yet been carried out and the provision of raffles payable consists of titles drawn, but which have not yet been paid; and

• Administrative provision aims to reflect the present value of future expenses of savings bonds whose duration extends from the date of its constitution.

n) Employees Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is showed in Note 35. For this type of plan, the sponsoring entity's obligation is to provide the agreed benefits with employees, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander apply CPC 33 (R1) that provides substantially the full recognition of liabilities when on account actuarial losses (actuarial deficit) recognized will not occur, in contrast to the equity (other valuation adjustments).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - retirement plans (Note 32) and personnel expenses.

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultant, specialized consulting and approved by management at the end of each year to be effective for the subsequent period.

o) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided that the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) may be reduced, if not achieved the goals of reducing Return on Risk-Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are constrained to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimate for the number of equity instruments expected to vest.

Settlement in Cash

For share-based payments settled in cash (in the form of share valuation), the services provided are measured and the corresponding liabilities incurred in the fair value valuation of the shares at grant date and until the liability is settled, the fair value of liability is revalued at the end of each reporting period and the date of settlement, with any changes in fair value recognized in the income. In order to recognize the staff costs in contrast with the provisions in "wages payable" throughout the term, reflecting the period in which services are received, the total liability is based on the best estimate of the amount of right of recovery of shares that will be acquired at the end of the period of validity and recognizes the value of the services received during the period of validity based on the best available estimate. Periodically, analysis is performed of the estimated number of stock appreciation rights to be acquired at the end of the grace period.

p) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, considered as the transaction price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 18.d).

Among the liabilities initial recognition methods of, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instrument contain both a debt instrument (liability), and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity net component (derivative convertible into ordinary shares).

In accordance to the COSIF, the hybrid capital instruments and debt represents obligations of financial institutions and should be recorded in specific accounts of the valued liabilities adjusted according for the effect of exchange rate variation, when denominated in currency foreign. All the remunerations related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was called) shall be accounted expenses in the period in compliance the accrual basis method.

In relation the stockholders' equity component, your registration occurs at the initial moment on grounds of their fair value, if different from zero.

The relevant details of these issued instruments composed nature are described in Note 21.

q) Provisions, Contingent Assets and Liabilities

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success, the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements (Note 23.h).

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

r) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses. Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

s) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on income, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 20% to financial institutions, insurance companies and capitalization (15% until August/2015) and 9% for other companies, levied on profit, after adjustments required by tax legislation. The CSLL rate applicable to financial institutions, insurance companies and capitalization was raised from 15% to 20% for the period between September,1st 2015 and December, 31 2018, in the terms of the current law 13,169/2015 (result of the conversion into law of Provisory Measure 675/2015).

The Tax credits and deferred liabilities are computed, basically, on certain temporary differences between book value and tax, tax losses, adjustments to fair value of securities note and derivative financial instruments. The recognition of tax credits and deferred liabilities are made by rates applicable in the period which is estimated the realization of the assets or the settlement of the liabilities.

In accordance with the current regulation, the tax credits are recognized to the extent that it is probable recovery in base to the generation of future taxable income. The expected realization of the tax credits according to Note 11.b is based on the projections of future earnings supported by a technical study.

t) Recovery of Impairment Assets

The financial and non-financial assets are measured at the end of each reporting period in order to identify evidence of impairment in its accounting value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

u) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. The allocation to income is made in accordance with the terms of the agreements.

v) Non-Controlling Interest - Consolidated Stockholders' Equity

The non-controlling interests (minority interests) are reported in a separate shareholders' equity of the parent entity for purpose of presentation of the consolidated financial statements.

4. Cash and Cash Equivalents

				Bank
	09/30/2016	12/31/2015	09/30/2015	12/31/2014
Cash	5,872,907	5,231,627	5,194,351	4,697,744
Interbank Investments	9,435,835	26,116,456	32,350,102	18,714,280
Money Market Investments	4,201,422	3,993,155	5,227,721	6,260,149
Interbank Deposits	278,928	292,520	133,260	998,397
Foreign Currency Investments	4,955,485	21,830,781	26,989,121	11,455,734
Total	15,308,742	31,348,083	37,544,453	23,412,024

					Consolidated
		09/30/2016	12/31/2015	09/30/2015	12/31/2014
Cash		6,089,264	6,863,856	6,927,988	5,074,698
Interbank Investments		9,507,775	26,269,326	32,652,099	18,327,035
Money Market Investments		4,273,011	4,146,025	5,529,718	6,260,149
Interbank Deposits		278,928	292,520	133,260	998,397
Foreign Currency Investments		4,955,836	21,830,781	26,989,121	11,068,489
Total		15,597,039	33,133,182	39,580,087	23,401,733

5. Interbank Investments

					Bank
				09/30/2016	12/31/2015
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	39,002,936	18,332,621	-	57,335,557	31,837,273
Own Portfolio	417,285	145,144	-	562,429	517,536
National Treasury Bills - LTN	9,010	-	-	9,010	87,459
National Treasury Notes - NTN	408,275	145,144	-	553,419	430,077
Third-party Portfolio	20,097,435	9,717,447	-	29,814,882	11,185,515
Treasury Bills - LFT	2,999,998	-	-	2,999,998	-
National Treasury Bills - LTN	3,287,598	1,144,165	-	4,431,763	3,935,100
National Treasury Notes - NTN	13,809,839	8,573,282	-	22,383,121	7,250,415
Sold Position	18,488,216	8,470,030	-	26,958,246	20,134,222
National Treasury Bills - LTN	4,636,753	1,212,446	-	5,849,199	9,548,665
National Treasury Notes - NTN	13,851,463	7,257,584	-	21,109,047	10,585,557
Interbank Deposits	6,129,757	14,315,808	14,613,681	35,059,246	33,839,729
Foreign Currency Investments	4,955,485	-	-	4,955,485	21,830,781
Total	50,088,178	32,648,429	14,613,681	97,350,288	87,507,783
Current				82,736,607	74,010,064
Long-term				14,613,681	13,497,719

					Consolidated
				09/30/2016	12/31/2015
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	39,074,525	18,332,621	-	57,407,146	31,990,143
Own Portfolio	11,867,029	766,978	-	12,634,007	670,406
Treasury Bills - LFT	3,001,588	-	-	3,001,588	22,802
National Treasury Bills - LTN	3,366,608	621,834	-	3,988,442	217,527
National Treasury Notes - NTN	5,498,833	145,144	-	5,643,977	430,077
Third-party Portfolio	8,719,280	9,095,613	-	17,814,893	11,185,515
National Treasury Bills - LTN	-	522,331	-	522,331	3,935,100
National Treasury Notes - NTN	8,719,280	8,573,282	-	17,292,562	7,250,415
Sold Position	18,488,216	8,470,030	-	26,958,246	20,134,222
National Treasury Bills - LTN	4,636,753	1,212,446	-	5,849,199	9,548,665
National Treasury Notes - NTN	13,851,463	7,257,584	-	21,109,047	10,585,557
Interbank Deposits	731,178	735,427	129,390	1,595,995	1,989,204
Foreign Currency Investments	4,955,870	1,456	-	4,957,326	21,830,781
Total	44,761,573	19,069,504	129,390	63,960,467	55,810,128
Current				63,831,077	55,443,206
Long-term				129,390	366,922

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				09/30/2016	12/31/2015
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	43,828,431	387,014	-	44,215,445	27,442,387
Government Securities	39,855,756	383,817	-	40,239,573	23,925,508
Private Securities	3,972,675	3,197	-	3,975,872	3,516,879
Available-for-Sale Securities	159,231,518	65,311	(184,180)	159,112,649	140,087,886
Government Securities	56,505,189	-	680,590	57,185,779	58,013,126
Private Securities	102,726,329	65,311	(864,770)	101,926,870	82,074,760
Held-to-Maturity Securities	9,330,897	-	-	9,330,897	9,257,519
Government Securities	9,330,897	-	-	9,330,897	9,257,519
Total Securities	212,390,846	452,325	(184,180)	212,658,991	176,787,792
Derivatives (Assets)	26,424,600	(12,123,334)	125,514	14,426,780	20,176,871
Total Securities and Derivatives	238,815,446	(11,671,009)	(58,666)	227,085,771	196,964,663
Current				83,903,419	50,644,888
Long-term				143,182,352	146,319,775
Derivatives (Liabilities)	(16,210,000)	6,526,980	(129,815)	(9,812,835)	(17,031,432)
Current				(4,062,667)	(6,759,506)
Long-term				(5,750,168)	(10,271,926)

					Consolidated
				09/30/2016	12/31/2015
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	44,229,229	442,944	-	44,672,173	27,227,796
Government Securities	42,722,817	439,751	-	43,162,568	26,472,010
Private Securities	1,506,412	3,193	-	1,509,605	755,786
Available-for-Sale Securities	79,608,338	60,030	(90,753)	79,577,615	80,396,458
Government Securities	60,433,065	-	747,312	61,180,377	61,649,908
Private Securities	19,175,273	60,030	(838,065)	18,397,238	18,746,550
Held-to-Maturity Securities	9,330,897	-	-	9,330,897	9,257,519
Government Securities	9,330,897	-	-	9,330,897	9,257,519
Total Securities	133,168,464	502,974	(90,753)	133,580,685	116,881,773
Derivatives (Assets)	30,642,418	(11,278,006)	189,642	19,554,054	26,010,209
Total Securities and Derivatives	163,810,882	(10,775,032)	98,889	153,134,739	142,891,982
Current				75,212,791	55,477,103
Long-term				77,921,948	87,414,879
Derivatives (Liabilities)	(9,949,838)	(4,824,120)	(245,877)	(15,019,835)	(22,882,959)
Current				(9,107,880)	(11,604,277)
Long-term				(5,911,955)	(11,278,682)

II) Trading Securities

				Bank			Consolidated
			09/30/2016	12/31/2015			09/30/2016	12/31/2015
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	39,855,756	383,817	40,239,573	23,925,508	42,722,817	439,751	43,162,568	26,472,010
Treasury Bills - LFT	2,701,892	(2,931)	2,698,961	1,713,535	4,019,211	(3,230)	4,015,981	2,737,197
National Treasury Bills - LTN	14,664,774	48,319	14,713,093	6,427,586	14,664,774	48,319	14,713,093	6,605,092
National Treasury Notes - NTN A	212,143	(1,838)	210,305	225,792	212,143	(1,838)	210,305	225,792
National Treasury Notes - NTN B	12,609,864	205,758	12,815,622	12,238,392	12,993,636	209,337	13,202,973	12,534,049
National Treasury Notes - NTN C	52,497	193	52,690	49,831	1,218,467	52,847	1,271,314	1,099,508
National Treasury Notes - NTN F	9,459,793	131,353	9,591,146	3,137,876	9,459,793	131,353	9,591,146	3,137,876
Agricultural Debt Securities - TDA	154,118	2,927	157,045	130,534	154,118	2,927	157,045	130,534
Brazilian Foreign Debt Notes	675	36	711	1,962	675	36	711	1,962
Private Securities	3,972,675	3,197	3,975,872	3,516,879	1,506,412	3,193	1,509,605	755,786
Shares	468	(174)	294	7,865	129,100	(174)	128,926	106,084
Receivables Investment Fund - FIDC (1)	2,759	575	3,334	7,429	2,759	575	3,334	7,429
Investment Fund Shares in Participation - FIP	-	-	-	-	25,181	-	25,181	31,328
Investment Fund Shares	120,361	2,893	123,254	2,908	1,102,875	2,893	1,105,768	325,126
Investment Fund Real Estate	-	-	-	-	18,637	-	18,637	578
Debentures (3)	3,798,541	533	3,799,074	3,498,449	120,822	529	121,351	168,264
Financial Bills - LF	-	-	-	-	47,025	-	47,025	114,786
Certificates of Real Estate Receivables - CRI	1,308	(1,101)	207	228	1,380	(1,101)	279	301
Certificates of Agribusiness Receivables - CRA	49,238	471	49,709	-	49,238	471	49,709	-
Bank Deposits Certificates - CDB	-	-	-	-	9,395	-	9,395	1,890
Total	43,828,431	387,014	44,215,445	27,442,387	44,229,229	442,944	44,672,173	27,227,796

						Bank
09/30/2016
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	6,654,402	5,508,100	7,535,549	20,541,522	40,239,573
Treasury Bills - LFT	-	-	57,237	335,005	2,306,719	2,698,961
National Treasury Bills - LTN	-	6,565,122	2,559,302	4,563,505	1,025,164	14,713,093
National Treasury Notes - NTN A	-	1,722	-	-	208,583	210,305
National Treasury Notes - NTN B	-	50,455	575,556	1,756,206	10,433,405	12,815,622
National Treasury Notes - NTN C	-	13	51,073	-	1,604	52,690
National Treasury Notes - NTN F	-	-	2,247,071	805,014	6,539,061	9,591,146
Agricultural Debt Securities - TDA	-	37,090	17,847	75,819	26,289	157,045
Brazilian Foreign Debt Securities	-	-	14	-	697	711
Private Securities	123,548	1,721	15,904	2,281	3,832,418	3,975,872
Shares	294	-	-	-	-	294
Receivables Investment Fund - FIDC (1)	-	-	3,334	-	-	3,334
Investment Fund Shares	123,254	-	-	-	-	123,254
Debentures (3)	-	1,195	12,570	2,074	3,783,235	3,799,074
Certificates of Real Estate Receivables - CRI	-	-	-	207	-	207
Certificates of Agribusiness Receivables - CRA	-	526	-	-	49,183	49,709
Total	123,548	6,656,123	5,524,004	7,537,830	24,373,940	44,215,445

						Consolidated
						09/30/2016
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	6,662,075	5,551,135	8,110,930	22,838,428	43,162,568
Treasury Bills - LFT	-	-	78,713	879,761	3,057,507	4,015,981
National Treasury Bills - LTN	-	6,565,122	2,559,302	4,563,505	1,025,164	14,713,093
National Treasury Notes - NTN A	-	1,722	-	-	208,583	210,305
National Treasury Notes - NTN B	-	51,417	578,097	1,786,831	10,786,628	13,202,973
National Treasury Notes - NTN C	-	6,724	70,091	-	1,194,499	1,271,314
National Treasury Notes - NTN F	-	-	2,247,071	805,014	6,539,061	9,591,146
Agricultural Debt Securities - TDA	-	37,090	17,847	75,819	26,289	157,045
Brazilian Foreign Debt Notes	-	-	14	-	697	711
Private Securities	1,253,322	19,312	52,089	7,349	177,533	1,509,605
Shares	128,926	-	-	-	-	128,926
Receivables Investment Fund - FIDC (1)	-	-	3,334	-	-	3,334
Investment Fund Shares in Participation - FIP	-	-	-	-	25,181	25,181
Investment Fund Shares	1,105,759	9	-	-	-	1,105,768
Investment Fund Real Estate	18,637	-	-	-	-	18,637
Debentures (3)	-	3,774	12,570	2,074	102,933	121,351
Financial Bills - LF	-	12,923	29,034	5,068	-	47,025
Certificates of Real Estate Receivables - CRI	-	72	-	207	-	279
Certificates of Agribusiness Receivables - CRA	-	526	-	-	49,183	49,709
Bank Deposits Certificates - CDB	-	2,008	7,151	-	236	9,395
Total	1,253,322	6,681,387	5,603,224	8,118,279	23,015,961	44,672,173

III) Available-for-Sale Securities

					Bank
				09/30/2016	12/31/2015
	Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	56,505,189	-	680,590	57,185,779	58,013,126
Treasury Certificates - CFT	585	-	196	781	650
Securitized Credit	2,657	-	299	2,956	3,206
Treasury Bills - LFT	12,621,863	-	(17,137)	12,604,726	11,432,222
National Treasury Bills - LTN	22,224,597	-	119,901	22,344,498	24,172,709
National Treasury Notes - NTN A	1,181,777	-	(3,239)	1,178,538	1,329,024
National Treasury Notes - NTN B	6,179,473	-	352,839	6,532,312	5,096,646
National Treasury Notes - NTN C (2)	1,458,376	-	(32,462)	1,425,914	1,248,664
National Treasury Notes - NTN F (2) (6)	11,651,205	-	262,628	11,913,833	10,687,322
Securities Issued Abroad - Spain	1,184,656	-	(2,435)	1,182,221	2,438,200
Debentures (3)	-	-	-	-	1,604,483
Private Securities	102,726,329	65,311	(864,770)	101,926,870	82,074,760
Shares	569,504	-	(1,303)	568,201	760,362
Receivables Investment Fund - FIDC (1)	-	-	-	-	223,001
Investment Fund Shares in Participation - FIP (7)	87,735	(230)	-	87,505	612,081
Investment Fund Shares	554,593	57,238	-	611,831	554,363
Investment Fund Real Estate	353,264	(1,742)	-	351,522	-
Debentures (3) (4)	95,152,227	-	(739,553)	94,412,674	73,039,930
Eurobonds	349,653	-	(125,152)	224,501	212,910
Promissory Notes - NP (5)	3,810,211	10,045	59,600	3,879,856	4,944,704
Real Estate Credit Notes - CCI	-	-	-	-	14,972
Financial Bills - LF	1,250,851	-	1,997	1,252,848	1,220,822
Certificates of Real Estate Receivables - CRI	556,672	-	(60,550)	496,122	491,615
Rural Product Note - CPR	41,619	-	191	41,810	-
Total	159,231,518	65,311	(184,180)	159,112,649	140,087,886

					Consolidated
				09/30/2016	12/31/2015
	Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	60,433,065	-	747,312	61,180,377	61,649,908
Treasury Certificates - CFT	585	-	196	781	650
Securitized Credit	2,657	-	299	2,956	3,206
Treasury Bills - LFT	13,374,993	-	(17,412)	13,357,581	11,876,143
National Treasury Bills - LTN	23,025,893	-	124,967	23,150,860	25,048,673
National Treasury Notes - NTN A	1,181,777	-	(3,239)	1,178,538	1,328,863
National Treasury Notes - NTN B	6,179,473	-	352,839	6,532,312	5,096,646
National Treasury Notes - NTN C (2)	1,458,376	-	(32,462)	1,425,914	1,248,664
National Treasury Notes - NTN F (2) (6)	14,024,655	-	324,559	14,349,214	13,004,380
Securities Issued Abroad - Spain	1,184,656	-	(2,435)	1,182,221	2,438,200
Debentures (3)	-	-	-	-	1,604,483
Private Securities	19,175,273	65,311	(843,346)	18,397,238	18,746,550
Shares	873,109	-	24,900	898,009	793,557
Receivables Investment Fund - FIDC (1)	-	-	-	-	230,310
Investment Fund Shares in Participation - FIP (7)	87,735	(230)	-	87,505	626,426
Investment Fund Shares	137,279	57,238	-	194,517	195,846
Investment Fund Real Estate	80,208	(1,742)	(5,281)	73,185	56,204
Debentures (3) (4)	11,726,787	-	(739,606)	10,987,181	9,683,147
Eurobonds	349,653	-	(125,152)	224,501	212,910
Promissory Notes - NP (5)	3,818,853	10,045	59,724	3,888,622	4,944,704
Real Estate Credit Notes - CCI	-	-	-	-	14,972
Financial Bills - LF	1,500,650	-	2,428	1,503,078	1,446,465
Certificates of Real Estate Receivables - CRI	556,672	-	(60,550)	496,122	491,615
Certificates of Bank Deposit - CDB	2,708	-	-	2,708	50,394
Rural Product Note - CPR	41,619	-	191	41,810	-
Total	79,608,338	65,311	(96,034)	79,577,615	80,396,458

						Bank
						09/30/2016
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	1,195,117	11,516,983	12,187,875	32,285,804	57,185,779
Treasury Certificates - CFT	-	-	-	-	781	781
Securitized Credit	-	221	681	1,354	700	2,956
Treasury Bills - LFT	-	-	-	81,760	12,522,966	12,604,726
National Treasury Bills - LTN	-	-	10,408,943	11,935,555	-	22,344,498
National Treasury Notes - NTN A	-	10,055	-	-	1,168,483	1,178,538
National Treasury Notes - NTN B	-	2,620	14,633	-	6,515,059	6,532,312
National Treasury Notes - NTN C (2)	-	-	7,203	-	1,418,711	1,425,914
National Treasury Notes - NTN F (2) (6)	-	-	1,085,523	169,206	10,659,104	11,913,833
Securities Issued Abroad - Spain	-	1,182,221	-	-	-	1,182,221
Private Securities	997,670	2,698,232	15,808,595	4,456,431	77,965,942	101,926,870
Shares	34,317	-	-	533,884	-	568,201
Investment Fund Shares in Participation - FIP (7)	-	-	-	-	87,505	87,505
Investment Fund Shares	611,831	-	-	-	-	611,831
Investment Fund Real Estate	351,522	-	-	-	-	351,522
Debentures (3) (4)	-	1,626,979	13,409,944	2,207,165	77,168,586	94,412,674
Eurobonds	-	-	3,370	-	221,131	224,501
Promissory Notes - NP (5)	-	856,274	1,588,745	1,167,503	267,334	3,879,856
Financial Bills - LF	-	84,167	693,711	474,970	-	1,252,848
Certificates of Real Estate Receivables - CRI	-	120,411	82,657	71,668	221,386	496,122
Rural Product Note - CPR	-	10,401	30,168	1,241	-	41,810
Total	997,670	3,893,349	27,325,578	16,644,306	110,251,746	159,112,649

						Consolidated
						09/30/2016
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	1,195,117	12,689,570	12,991,860	34,303,830	61,180,377
Treasury Certificates - CFT	-	-	-	-	781	781
Securitized Credit	-	221	681	1,354	700	2,956
Treasury Bills - LFT	-	-	113,394	152,271	13,091,916	13,357,581
National Treasury Bills - LTN	-	-	10,593,269	12,557,591	-	23,150,860
National Treasury Notes - NTN A	-	10,055	-	-	1,168,483	1,178,538
National Treasury Notes - NTN B	-	2,620	14,633	-	6,515,059	6,532,312
National Treasury Notes - NTN C (2)	-	-	7,203	-	1,418,711	1,425,914
National Treasury Notes - NTN F (2) (6)	-	-	1,960,390	280,644	12,108,180	14,349,214
Securities Issued Abroad - Spain	-	1,182,221	-	-	-	1,182,221
Private Securities	319,457	1,162,880	2,576,733	2,369,747	11,968,421	18,397,238
Shares	59,380	-	-	533,884	304,745	898,009
Investment Fund Shares in Participation - FIP (7)	-	-	-	-	87,505	87,505
Investment Fund Shares	186,892	-	-	6,889	736	194,517
Investment Fund Real Estate	73,185	-	-	-	-	73,185
Debentures (3) (4)	-	60,155	26,827	37,323	10,862,876	10,987,181
Eurobonds	-	-	3,370	-	221,131	224,501
Promissory Notes - NP (5)	-	859,029	1,594,756	1,167,503	267,334	3,888,622
Financial Bills - LF	-	112,884	838,955	551,239	-	1,503,078
Certificates of Real Estate Receivables - CRI	-	120,411	82,657	71,668	221,386	496,122
Certificates of Bank Deposit - CDB	-	-	-	-	2,708	2,708
Rural Product Note - CPR	-	10,401	30,168	1,241	-	41,810
Total	319,457	2,357,997	15,266,303	15,361,607	46,272,251	79,577,615

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(2) In the quarter ended September 30, 2016 there was realized the value of R$4,052 (2015 - R$3,647) and in the accumulated of the period the value of R$18,943 (2015 - R$10,326) result, net of tax, in the Consolidated income from the sale of NTN-C and NTN-F part to the market (Note 24.e).

(3) Includes issues of mixed capital company.

(4) On December 31, 2015, includes R$503,415 of hedge objects market risks (Note 6.b.V.a).

(5) Includes R$106,897 (12/31/2015 - R$381,641) of hedge objects market risks (Note 6.b.V.a) and R$1,357,460 of hedge objects cash flow hedge (Nota 6.b.v.b).

(6) On September 30, 2016, the amount of 2,102,743 Notes National Treasury (NTN-F), with maturity on January 1st, 2025 are bound by the obligation assumed by Banco Santander to hedging of unamortized reserves Plan V of the Social Security Fund (Banesprev).

(7) Investments in Quotas of Investment Fund - FIP mainly corresponds to investments in assets in the electricity and technology segments, which is consistent with the established rules and accounting practices.

IV) Held-to-Maturity Securities

						Bank/Consolidated
							09/30/2016
							By Maturity
		Cost
		Amortized /Accounting	Up to	From 3 to	From 1 to	Over
Held-to-Maturity Securities (1)	09/30/2016	12/31/2015	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	9,330,897	9,257,519	48,113	51,162	343,835	8,887,787	9,330,897
National Treasury Notes - NTN A	2,963,230	3,559,308	25,432	-	-	2,937,798	2,963,230
Brazilian Foreign Debt Bonds (2)	6,367,667	5,698,211	22,681	51,162	343,835	5,949,989	6,367,667
Total	9,330,897	9,257,519	48,113	51,162	343,835	8,887,787	9,330,897
(1) The fair value of held to maturity securities is R$10,308,773 (12/31/2015 - R$9,257,519).

(2) Includes the amount of R$738,822 (12/31/2015 - R$866,554) of cash flow object hedge (Note 6.b.V.b).

In January 2014, Bank issued of bonds eligible to compose the capital of Level I and Level II Reference Equity (RE), amounting to USD2.5 billion (equivalent to R$ 6 billion) (Note 21). In order to mitigate the risk of interest rates in US dollars, was made the purchase of assets indexed in this currency: NTN-A and Eurobonds issued by the federal government of Brazil and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (acquired via foreign branche Grand Cayman Branch). Initially, these securities were classified as "available for sale" and at December 31, 2015 were reclassified to "held to maturity".

Given the provisions of Article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

The market value of securities is computed based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate curves, representative of market conditions at the end of balance.

V) Financial Income - Securities Transactions

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Income From Fixed-Income Securities	7,317,594	20,433,770	12,210,891	23,667,701
Income From Interbank Investments	3,177,307	7,717,338	2,807,364	6,666,926
Income From Variable-Income Securities	(26,639)	(62,673)	(41,322)	(72,454)
Impairment (1)	-	-	-	(58,409)
Others (2)	20,275	68,244	75,143	141,084
Total	10,488,537	28,156,679	15,052,076	30,344,848

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Income From Fixed-Income Securities	4,833,781	13,631,321	10,547,686	19,220,805
Income From Interbank Investments	2,079,951	4,577,553	1,809,228	4,018,078
Income From Variable-Income Securities	(23,803)	(13,442)	(33,437)	18,004
Financial Income of Pension and Capitalization	45,836	136,337	44,450	109,869
Impairment (1)	-	-	(81,231)	(550,092)
Others (2)	27,977	(126,649)	133,832	372,603
Total	6,963,742	18,205,120	12,420,528	23,189,267

(1) Corresponds to record permanent losses on the realizable value of securities classified in securities available for sale categories recognized in the income statement.

(2) Corresponds, mainly, to income from investment funds and participations.

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			09/30/2016			12/31/2015
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		8,633,160	3,074,064		19,258,839	3,101,501
Asset	127,850,300	24,348,108	25,250,787	245,461,855	38,126,434	38,852,905
CDI (Interbank Deposit Rates)	46,957,370	23,380,643	24,084,261	38,673,202	6,955,903	9,233,799
Fixed Interest Rate - Real	57,410,013	-	-	131,559,811	-	-
Indexed to Price and Interest Rates	10,488,199	-	-	15,491,510	8,449,407	6,421,311
Foreign Currency	12,994,718	967,465	1,166,526	59,725,687	22,709,479	23,207,542
Others	-	-	-	11,645	11,645	(9,747)
Liabilities	119,217,140	(15,714,948)	(22,176,723)	226,203,016	(18,867,595)	(35,751,404)
CDI (Interbank Deposit Rates)	23,576,727	-	-	31,717,299	-	-
Fixed Interest Rate - Real	69,310,725	(11,900,712)	(18,435,912)	150,427,406	(18,867,595)	(35,751,404)
Indexed to Price and Interest Rates	14,175,763	(3,687,564)	(3,597,861)	7,042,103	-	-
Foreign Currency	12,027,253	-	-	37,016,208	-	-
Others	126,672	(126,672)	(142,950)	-	-	-
Options	171,188,598	467,870	433,247	90,948,495	(15,877)	20,417
Purchased Position	77,870,363	1,184,748	1,236,142	45,423,462	405,013	814,423
Call Option - US Dollar	12,739,512	285,343	255,859	5,018,650	225,226	604,629
Put Option - US Dollar	5,866,610	391,354	431,171	2,735,626	58,884	31,521
Call Option - Other	8,648,940	13,742	(1,077)	13,803,789	77,341	167,851
Interbank Market	8,337,800	5,059	6,876	13,114,822	18,736	93,435
Others (1)	311,140	8,683	(7,953)	688,967	58,605	74,416
Put Option - Other	50,615,301	494,309	550,189	23,865,397	43,562	10,422
Interbank Market	49,718,783	13,053	24,762	23,350,994	27,761	4,558
Others (1)	896,518	481,256	525,427	514,403	15,801	5,864
Sold Position	93,318,235	(716,878)	(802,895)	45,525,033	(420,890)	(794,006)
Call Option - US Dollar	8,284,369	(186,610)	(196,906)	3,331,244	(184,273)	(535,702)
Put Option - US Dollar	7,706,190	(481,988)	(564,563)	4,402,203	(125,172)	(73,815)
Call Option - Other	23,952,225	(27,041)	(12,620)	14,515,876	(72,923)	(179,402)
Interbank Market	22,997,040	(5,107)	(3,364)	13,730,262	(21,932)	(112,707)
Others (1)	955,185	(21,934)	(9,256)	785,614	(50,991)	(66,695)
Put Option - Other	53,375,451	(21,239)	(28,806)	23,275,710	(38,522)	(5,087)
Interbank Market	53,290,077	(9,556)	(9,684)	23,218,228	(26,315)	(1,615)
Others (1)	85,374	(11,683)	(19,122)	57,482	(12,207)	(3,472)
Futures Contracts	136,888,609	-	-	183,592,248	-	-
Purchased Position	48,519,557	-	-	41,136,899	-	-
Exchange Coupon (DDI)	14,449,074	-	-	4,274,347	-	-
Interest Rates (DI1 and DIA)	14,954,389	-	-	22,721,816	-	-
Foreign Currency	16,883,413	-	-	11,710,935	-	-
Indexes (2)	43,988	-	-	566,378	-	-
Treasury Bonds/Notes	2,188,693	-	-	-	-	-
Average Rate of Repo Operations (OC1)	-	-	-	1,863,423	-	-
Sold Position	88,369,052	-	-	142,455,349	-	-
Exchange Coupon (DDI)	52,097,953	-	-	58,499,504	-	-
Interest Rates (DI1 and DIA)	35,359,546	-	-	20,304,192	-	-
Foreign Currency	619,535	-	-	35,463,589	-	-
Indexes (2)	51,797	-	-	483,599	-	-
Treasury Bonds/Notes	240,221	-	-	49,164	-	-
Average Rate of Repo Operations (OC1)	-	-	-	27,655,301	-	-

					Bank
			09/30/2016			12/31/2015
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Forward Contracts and Others	43,675,728	1,145,786	1,142,360	51,047,964	1,019,191	921,676
Purchased Commitment	16,882,327	890,264	776,722	21,570,405	2,914,197	2,690,632
Currencies	16,673,750	522,966	409,395	21,570,405	2,914,197	2,690,632
Others	208,577	367,298	367,327	-	-	-
Sell Commitment	26,793,401	255,522	365,638	29,477,559	(1,895,006)	(1,768,956)
Currencies	26,217,000	622,820	733,050	29,140,219	(1,895,006)	(1,754,301)
Others	576,401	(367,298)	(367,412)	337,340	-	(14,655)

						Consolidated
			09/30/2016			12/31/2015
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		19,325,192	3,182,597		19,767,937	3,158,175
Asset	211,159,052	28,654,608	30,011,465	321,353,805	43,700,717	44,411,308
CDI (Interbank Deposit Rates)	52,006,075	26,969,017	28,872,657	44,696,063	12,695,478	15,008,061
Fixed Interest Rate - Real	134,399,477	-	-	200,528,046	-	-
Indexed to Price and Interest Rates	10,488,199	-	-	15,491,510	8,561,407	6,421,311
Foreign Currency	14,265,301	1,685,591	1,138,808	60,626,541	22,432,187	22,991,683
Others	-	-	-	11,645	11,645	(9,747)
Liabilities	191,833,860	(9,329,416)	(26,828,868)	301,585,868	(23,932,780)	(41,253,133)
CDI (Interbank Deposit Rates)	25,037,058	-	-	32,000,585	-	-
Fixed Interest Rate - Real	139,914,657	(5,515,180)	(23,088,057)	224,460,826	(23,932,780)	(41,253,133)
Indexed to Price and Interest Rates	14,175,763	(3,687,564)	(3,597,861)	6,930,103	-	-
Foreign Currency	12,579,710	-	-	38,194,354	-	-
Others	126,672	(126,672)	(142,950)	-	-	-
Options	173,745,711	321,091	261,603	91,877,353	(32,566)	97,707
Purchased Position	79,586,594	1,051,039	1,101,975	46,024,648	357,644	862,972
Call Option - US Dollar	12,739,512	285,343	255,859	5,018,650	225,226	604,629
Put Option - US Dollar	5,866,610	391,354	431,171	2,735,626	58,884	31,521
Call Option - Other	9,374,800	36,562	37,696	14,106,701	31,405	142,121
Interbank Market	8,337,800	5,059	6,876	13,114,822	-	74,699
Others (1)	1,037,000	31,503	30,820	991,879	31,405	67,422
Put Option - Other	51,605,672	337,780	377,249	24,163,671	42,129	84,701
Interbank Market	49,718,783	13,053	24,762	23,350,994	27,761	4,558
Others (1)	1,886,889	324,727	352,487	812,677	14,368	80,143
Sold Position	94,159,117	(729,948)	(840,372)	45,852,705	(390,210)	(765,265)
Call Option - US Dollar	8,284,369	(186,610)	(196,906)	3,331,244	(184,273)	(535,702)
Put Option - US Dollar	7,706,190	(481,988)	(564,563)	4,402,203	(125,172)	(73,815)
Call Option - Other	24,425,278	(22,289)	(24,710)	14,567,407	(41,848)	(121,217)
Interbank Market	22,997,040	(5,107)	(3,364)	13,730,262	(21,932)	(112,707)
Others (1)	1,428,238	(17,182)	(21,346)	837,145	(19,916)	(8,510)
Put Option - Other	53,743,280	(39,061)	(54,193)	23,551,851	(38,917)	(34,531)
Interbank Market	53,290,077	(9,556)	(9,684)	23,218,228	(26,315)	(1,615)
Others (1)	453,203	(29,505)	(44,509)	333,623	(12,602)	(32,916)
Futures Contracts	137,132,255	-	-	184,191,203	-	-
Purchased Position	48,565,093	-	-	41,186,338	-	-
Exchange Coupon (DDI)	14,449,074	-	-	4,274,347	-	-
Interest Rates (DI1 and DIA)	14,972,382	-	-	22,760,484	-	-
Foreign Currency	16,883,413	-	-	11,710,935	-	-
Indexes (2)	71,531	-	-	577,149	-	-
Treasury Bonds/Notes	2,188,693	-	-	-	-	-
Average Rate of Repo Operations (OC1)	-	-	-	1,863,423	-	-

						Consolidated
			09/30/2016			12/31/2015
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Sold Position	88,567,162	-	-	143,004,865	-	-
Exchange Coupon (DDI)	52,097,953	-	-	58,499,504	-	-
Interest Rates (DI1 and DIA)	35,462,816	-	-	20,836,314	-	-
Foreign Currency	619,535	-	-	35,463,589	-	-
Indexes (2)	146,637	-	-	500,993	-	-
Treasury Bonds/Notes	240,221	-	-	49,164	-	-
Average Rate of Repo Operations (OC1)	-	-	-	27,655,301	-	-
Forward Contracts and Others	43,742,035	1,079,479	1,212,618	51,058,023	1,005,428	935,988
Purchased Commitment	16,882,327	890,264	776,722	21,577,414	2,917,270	2,693,587
Currencies	16,673,750	522,966	409,395	21,577,414	2,917,270	2,693,587
Others	208,577	367,298	367,327	-	-	-
Sell Commitment	26,859,708	189,215	435,896	29,480,609	(1,911,842)	(1,757,599)
Currencies	26,217,000	622,820	733,050	29,140,219	(1,898,297)	(1,757,592)
Others	642,708	(433,605)	(297,154)	340,390	(13,545)	(7)

(1) Includes share options and indexes.

(2) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

						Bank
						Notional
					09/30/2016	12/31/2015
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		53,683,773	13,175,503	60,991,024	127,850,300	245,461,855
Options		8,396,952	2,015,194	160,776,452	171,188,598	90,948,495
Futures Contracts		-	-	136,888,609	136,888,609	183,592,248
Forward Contracts and Others		30,327,954	9,088,639	4,259,135	43,675,728	51,047,964

						Consolidated
						Notional
					09/30/2016	12/31/2015
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		53,683,773	15,751,589	141,723,690	211,159,052	321,353,805
Options		8,396,952	2,015,194	163,333,565	173,745,711	91,877,353
Futures Contracts		-	-	137,132,255	137,132,255	184,191,203
Forward Contracts and Others		30,327,954	9,088,639	4,325,442	43,742,035	51,058,023

(1) Includes trades with the BM&FBovespa - Bolsa de Valores, Mercadorias e Futuros (BM&Fbovespa) and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

						Bank
						Notional
					09/30/2016	12/31/2015
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		9,361,065	35,110,873	83,378,362	127,850,300	245,461,855
Options		33,310,260	134,341,755	3,536,583	171,188,598	90,948,495
Futures Contracts		78,867,343	31,388,198	26,633,068	136,888,609	183,592,248
Forward Contracts and Others		23,266,907	16,330,685	4,078,136	43,675,728	51,047,964

					Consolidated
					Notional
				09/30/2016	12/31/2015
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	9,642,338	38,605,984	162,910,730	211,159,052	321,353,805
Options	35,362,416	134,759,255	3,624,040	173,745,711	91,877,353
Futures Contracts	78,960,918	31,528,040	26,643,297	137,132,255	184,191,203
Forward Contracts and Others	23,291,504	16,372,395	4,078,136	43,742,035	51,058,023

IV) Derivatives Financial Instruments by Trade Market

					Bank
					Notional
				09/30/2016	12/31/2015
	Exchange (1)	Cetip (2)	Over the Counter (3)	Total	Total
Swap	66,659,887	60,085,694	1,104,719	127,850,300	245,461,855
Options	162,248,678	8,539,920	400,000	171,188,598	90,948,495
Futures Contracts	136,888,609	-	-	136,888,609	183,592,248
Forward Contracts and Others	-	28,929,815	14,745,913	43,675,728	51,047,964

					Consolidated
					Notional
				09/30/2016	12/31/2015
	Exchange (1)	Cetip (2)	Over the Counter (3)	Total	Total
Swap	142,793,964	66,534,555	1,830,533	211,159,052	321,353,805
Options	164,805,791	8,539,920	400,000	173,745,711	91,877,353
Futures Contracts	137,132,255	-	-	137,132,255	184,191,203
Forward Contracts and Others	-	28,996,122	14,745,913	43,742,035	51,058,023

(1) Includes amount traded with the BM&FBovespa and other securities and commodities exchanges.

(2) Includes amount traded on other clearinghouses.

(3) Composed of operations that are included in registration chambers, according to the regulation of the Bacen.

V) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank
			09/30/2016			12/31/2015
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(75,854)	(32,216)	(108,070)	238,955	(60,579)	178,376
Asset	1,909,529	1,480	1,911,009	6,717,115	23,482	6,740,597
CDI (Interbank Deposit Rates) (1) (2) (5) (7)	-	-	-	1,778,699	4,376	1,783,075
Fixed Interest Rate - Real (2) (7)	-	-	-	3,522,475	27,184	3,549,659
Indexed to Foreign Currency - Fixed Interest - US Dollar (5)	-	-	-	93,682	790	94,472
Indexed to Foreign Currency - USD/BRL US Dollar (5)	1,109,814	1,456	1,111,270	675,929	(10,904)	665,025
Indexed to Foreign Currency - Libor - US Dollar (2) (4) (5) (7)	799,715	24	799,739	610,661	1,962	612,623
Indexed to Foreign Currency - Fixed Interest - YEN (3)	-	-	-	35,669	74	35,743
Liabilities	(1,985,383)	(33,696)	(2,019,079)	(6,478,160)	(84,061)	(6,562,221)
Indexed to Foreign Currency - US Dollar (1) (7)	-	-	-	(585,659)	(15,134)	(600,793)
Indexed to Price and Interest Rates Interest (2) (7)	-	-	-	(800,174)	(30,982)	(831,156)
Indexed to Foreign Currency - Fixed Interest - US Dollar (4) (6)	(21,060)	(1,487)	(22,547)	-	-	-
CDI (Interbank Deposit Rates) (3) (4) (6)	(1,929,364)	(28,498)	(1,957,862)	(3,267,140)	(12,298)	(3,279,438)
Indexed to Foreign Currency - Libor - US Dollar (3) (4)	-	-	-	(41,452)	(61)	(41,513)
Fixed Interest Rate - Real (5) (7)	(34,959)	(3,711)	(38,670)	(1,783,735)	(25,586)	(1,809,321)
Hedge Object
Asset	229,114	246	229,360	2,471,649	102,993	2,574,642
Lending Operation (Note 8.a and e)	132,260	(9,797)	122,463	1,602,492	87,094	1,689,586
Indexed to Foreign Currency - US Dollar (7)	-	-	-	730,904	35,338	766,242
Indexed Indices of Prices and Interest (7)	-	-	-	863,781	52,984	916,765
Fixed Interest Rate - Real (7)	-	-	-	7,807	(1,228)	6,579
CDI (Interbank Deposit Rates)	132,260	(9,797)	122,463	-	-	-
Available-for-Sale Securities (Note 6.a.III)	96,854	10,043	106,897	869,157	15,899	885,056
Debentures (7)	-	-	-	492,837	10,578	503,415
Promissory Notes - PN	96,854	10,043	106,897	376,320	5,321	381,641
Liabilities	(2,062,511)	18,443	(2,044,068)	(3,512,568)	(8,383)	(3,520,951)
Loans Issued Abroad (Note 18.e)	(2,062,511)	18,443	(2,044,068)	(3,476,825)	(8,342)	(3,485,167)
Indexed to Foreign Currency - US Dollar	(2,062,511)	18,443	(2,044,068)	(3,476,825)	(8,342)	(3,485,167)
Securities Issued Abroad (Note 18.c)	-	-	-	(35,743)	(41)	(35,784)
Eurobonds	-	-	-	(35,743)	(41)	(35,784)

						Consolidated
			09/30/2016			12/31/2015
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(113,294)	(33,182)	(146,476)	153,812	(66,990)	86,822
Asset	2,335,245	24,174	2,359,419	7,072,924	57,829	7,130,753
CDI (Interbank Deposit Rates) (1) (2) (5) (7)	-	-	-	1,778,699	4,376	1,783,075
Fixed Interest Rate - Real (2) (7)	-	-	-	3,522,475	27,184	3,549,659
Indexed to Foreign Currency - Fixed Interest - US Dollar (5)	-	-	-	93,682	790	94,472
Indexed to Foreign Currency - USD/BRL US Dollar (5)	1,109,814	1,456	1,111,270	675,929	(10,904)	665,025
Indexed to Foreign Currency - Libor - US Dollar (2) (4) (5) (7)	799,715	24	799,739	610,661	1,962	612,623
Indexed to Foreign Currency - Euro (5)	425,716	22,694	448,410	355,809	34,347	390,156
Indexed to Foreign Currency - Fixed Interest - YEN (3)	-	-	-	35,669	74	35,743
Liabilities	(2,448,539)	(57,356)	(2,505,895)	(6,919,112)	(124,819)	(7,043,931)
Indexed to Foreign Currency - US Dollar (1) (5) (7)	(463,156)	(23,660)	(486,816)	(1,026,611)	(55,892)	(1,082,503)
Indexed to Price and Interest Rates Interest (2) (7)	-	-	-	(800,174)	(30,982)	(831,156)
Indexed to Foreign Currency - Fixed Interest - US Dollar (4) (6)	(21,060)	(1,487)	(22,547)	-	-	-
CDI (Interbank Deposit Rates) (3) (4) (6)	(1,929,364)	(28,498)	(1,957,862)	(3,267,140)	(12,298)	(3,279,438)
Indexed to Foreign Currency - Libor - US Dollar (3) (4)	-	-	-	(41,452)	(61)	(41,513)
Fixed Interest Rate - Real (5) (7)	(34,959)	(3,711)	(38,670)	(1,783,735)	(25,586)	(1,809,321)
Hedge Object
Asset	663,946	7,976	671,922	2,993,780	110,003	3,103,783
Lending Operation (Note 8.a and e)	567,092	(2,067)	565,025	2,124,623	94,104	2,218,727
Indexed to Foreign Currency - US Dollar (7)	434,832	7,730	442,562	1,253,035	42,348	1,295,383
Indexed Indices of Prices and Interest (7)	-	-	-	863,781	52,984	916,765
Fixed Interest Rate - Real (7)	-	-	-	7,807	(1,228)	6,579
CDI (Interbank Deposit Rates)	132,260	(9,797)	122,463	-	-	-
Available-for-Sale Securities (Note 3.a.III)	96,854	10,043	106,897	869,157	15,899	885,056
Debentures (7)	-	-	-	492,837	10,578	503,415
Promissory Notes - PN	96,854	10,043	106,897	376,320	5,321	381,641
Liabilities	(2,062,511)	18,443	(2,044,068)	(3,512,568)	(8,383)	(3,520,951)
Money Market Funding and Borrowings and Onlendings
Foreign Borrowings (Note 18.e)	(2,062,511)	18,443	(2,044,068)	(3,476,825)	(8,342)	(3,485,167)
Indexed to Foreign Currency - US Dollar	(2,062,511)	18,443	(2,044,068)	(3,476,825)	(8,342)	(3,485,167)
Securities Issued Abroad (Note 18.c)	-	-	-	(35,743)	(41)	(35,784)
Eurobonds	-	-	-	(35,743)	(41)	(35,784)

(1) On December 31, 2015, instruments whose hedge object are loan operations indexed in foreign currency - Dollar with market value R$766,242 Bank and September 30, 2016, R$442,562 (12/31/2015 - R$1,295,383) Consolidated and December 31, 2015, bonds and securities represented by debentures with fair value R$59,615 Bank and Consolidated.

(2) On December 31, 2015, instruments whose hedge objects are indexed loans in price indices and interest amounting R$916,765 and securities represented by debentures with a market value R$443,800 Bank and Consolidated.

(3) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$35,743 (12/31/2015 - R$35,784) Bank and Consolidated.

(4) On December 31, 2015, instruments whose hedge objects are lending operations indexed pre fixed interest - Real with a market value of R$6,579 Bank and Consolidated.

(5) Instruments asset whose hedge objects are obligations for foreign borrowings indexed in foreign currency - US Dollar with fair value R$2,044,069 (12/31/2015 - R$3,485,167 Bank and Consolidated and December 31, 2015, instruments liabilities whose hedge objects are securities represented by promissory notes indexed to fixed interest rates - Real with market value of R$106,897 (12/31/2015 - R$381,641) Bank and Consolidated.

(6) Instruments whose objects of "hedge" are indexed loans certificates of interbank deposits with a market value of R $ 122,463 in the Bank and Consolidated.

(7) In June of 2016, the Management decided to change the strategic position of the hedged items relating to loans and debentures operations: Indexed to Foreign Currency-Dollar, Indexed Foreign Currency Pre-Dollar, Indexed Price Indexes and Indexed Pre-Real Interest Rate that no longer have hedge accounting and remained economic hedge, with effect on the Bank and Consolidated income statements for the period an expense of R$12,102 net of tax.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002.

b) Cash Flow Hedge

						Bank
			09/30/2016			12/31/2015
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	76,645	(4,301)	72,344	(1,046,782)	(29,749)	(1,076,531)
Asset	1,460,502	125,514	1,586,016	7,274,825	121,414	7,396,239
Indexed to Foreign Currency - Swiss Franc (1)	-	-	-	1,237,987	6,998	1,244,985
Indexed to Foreign Currency - Chile (2)	-	-	-	301,285	1,622	302,907
Indexed to Interest Rate - Real (3)	-	-	-	3,746,785	(13,670)	3,733,115
Indexed to Foreign Currency - Fixed Interest - US Dollar (4)	1,460,502	125,514	1,586,016	1,988,768	126,464	2,115,232
Liabilities	(1,383,857)	(129,815)	(1,513,672)	(8,321,607)	(151,163)	(8,472,770)
CDI (Interbank Deposit Rates) (5)	(453,529)	(3,867)	(457,396)	-	-	-
Indexed to Foreign Currency - Fixed Interest - US Dollar (1) (2) (3) (4)	-	-	-	(6,580,306)	(17,767)	(6,598,073)
Fixed Interest Rate - Real (4)	(190,187)	(3,529)	(193,716)	(22,855)	(20)	(22,875)
Indexed to Foreign Currency - Fixed Interest Euro (4)	(740,141)	(122,419)	(862,560)	(1,718,446)	(133,376)	(1,851,822)

						Consolidated
			09/30/2016			12/31/2015
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	80,112	(56,235)	23,877	(1,115,948)	(35,494)	(1,151,442)
Asset	2,049,346	189,641	2,238,987	7,779,309	151,811	7,931,120
Indexed to Foreign Currency - Swiss Franc (1)	-	-	-	1,237,987	6,998	1,244,985
Indexed to Foreign Currency - Chile (2)	-	-	-	301,285	1,622	302,907
Indexed to Interest Rate - Real (3)	-	-	-	3,746,785	(13,670)	3,733,115
Indexed to Foreign Currency - Pre Dolar (4) (5)	1,477,440	125,679	1,603,119	2,042,940	127,632	2,170,572
Indexed to Foreign Currency - Pre Euro (5)	471,906	61,478	533,384	450,312	29,229	479,541
CDI (Interbank Deposit Rates) (8)	100,000	2,484	102,484	-	-	-
Liabilities	(1,969,234)	(245,876)	(2,215,110)	(8,895,257)	(187,305)	(9,082,562)
CDI (Interbank Deposit Rates) (5)	(453,529)	(3,867)	(457,396)	-	-	-
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)	-	-	-	(6,580,306)	(17,767)	(6,598,073)
Indexed to Interest Rate - Pré Real (4) (8)	(290,187)	(7,171)	(297,358)	(22,855)	(20)	(22,875)
Indexed to Foreign Currency - Pre Euro (4)	(694,213)	(168,347)	(862,560)	(1,718,446)	(133,376)	(1,851,822)
Indexed to Foreign Currency - Dolar (5)	(518,578)	(66,220)	(584,798)	(509,960)	(34,379)	(544,339)
Indexed to Foreign Currency - Real (5)	(12,727)	(271)	(12,998)	(63,690)	(1,763)	(65,453)

						Bank/Consolidated
					09/30/2016	12/31/2015
					Notional	Notional
Hedge Instruments
Future Contracts					100,783,977	72,798,063
Credit Operations (6)					55,741,832	72,798,063
Foreign Currency - Dollar					1,515,975	72,798,063
Interest Rates (DI1 and DIA)					27,984,945	-
Interest Rates DDI1					26,240,912	-
Deposit Certificates (7)					45,042,145
Interest Rates (DI1 and DIA)					45,042,145	-

		Bank		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Hedge Object - Cost
Asset	27,375,608	37,217,417	27,904,025	37,251,860
Lending Operations (Note 8.a)
Import and Export Credit and Financing	25,279,326	35,871,463	25,537,903	35,905,906
Lending Operations	-	479,400	269,840	479,400
Securities
Available-for-Sale Securities - Promissory Notes - NP (Note 6.a.III)	1,357,460	-	1,357,460	-
Held to Maturity - Securities Foreign Debt Bonds (Note 6.a IV)	738,822	866,554	738,822	866,554
Liabilities	(45,062,839)	(1,995,118)	(45,172,160)	(1,995,118)
Money Market Funding and Borrowings and Onlendings
Real Estate Credit, Mortgage, Credit and Similar (Note 18.c)
Financial Treasury Bills	-	-	(109,321)	-
Securities Issued Abroad (Note 18.c)
Eurobonds	-	(1,995,118)	-	(1,995,118)
Deposits (Note 18.a)
Certificates of Bank Deposit - CDB	(45,062,839)	-	(45,062,839)	-

(1) On December 31, 2015, operations due April 12, 2016 , which object of "hedging" transactions are eurobonds.

(2) On December 31, 2015, operation due April 13, 2016, which object of "hedge" is an operation of eurobonds.

(3) On December 31, 2015, operations due March 18, 2016, which object of "hedge" is an operation of eurobonds.

(4) Operations due April 1, 2021 (12/31/2015 - operations due March 18, 2016 and April 1, 2021) which hedge objects its securities operation represented by title Brazilian External Debt Bonds and a credit operation.

(5) Operations maturing between October, 2016 and March, 2029 (12/31/2015 - operations maturing between August, 2016 to June, 2021), which objects "hedge" contracts are loans from lending institutions.

(6) Operations maturing between October, 2016 to December, 2025 (12/31/2015 - operations maturing due January, 2016 to December, 2024) and updated value of the instruments of R$24,518,691 where operations are futures and dollar futures DI and DDI when used together the exchange coupon makes the hedge Loan Portfolio (31/12/2015 - R$35,743,844), whose purpose of "hedge" are loans - loan agreements and export credit and import.

(7) Operations maturing between October, 2019 to July, 2021 and the updated value of the instruments of R$45,059,338, which object of "hedge" are the money market funding Certificates of Bank Deposit - CDB.

(8) Operations maturing in April, 2019, which objects of "hedge" are funding with Financial Bills operations.

In the Bank and Consolidated, between July and September 2014 operations were contracted to hedge accounting of cash flow with the object of hedge bank deposit certificates (CDB). In October, 2014 this structure was discontinued. The effect of marking to market the future contracts net of tax effects that was recognized in income in the first quarter of 2016 and that was highlighted in equity corresponds to a credit of R$904.

In the Bank and Consolidated, the effect of marking to market of contracts swap and future corresponds to a credit of R$47,022 (12/31/2015 - corresponds a debt of R$345,373) and is recorded in equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002 and no ineffective portions were found in the period to be accounted for.

VI) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.

		Bank		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Financial Treasury Bill - LFT	124,419	110,490	798,814	330,605
National Treasury Bill - LTN	4,192,933	8,757,097	4,192,933	8,757,097
National Treasury Notes - NTN	679,725	757,969	679,725	757,969
Total	4,997,077	9,625,556	5,671,472	9,845,671

VII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Assets
Swap Differentials Receivable (1)	9,669,848	16,334,414	14,860,885	22,101,593
Option Premiums to Exercise	1,236,142	814,423	1,101,975	862,972
Forward Contracts and Others	3,520,790	3,028,034	3,591,194	3,045,644
Total	14,426,780	20,176,871	19,554,054	26,010,209
Liabilities
Swap Differentials Payable (1)	6,631,510	14,131,068	11,800,887	20,008,038
Option Premiums Launched	802,895	794,006	840,372	765,265
Forward Contracts and Others	2,378,430	2,106,358	2,378,576	2,109,656
Total	9,812,835	17,031,432	15,019,835	22,882,959

(1) At December 31, 2015, includes swaption operations.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III, disclosed on March 1, 2013; and in October, 2013 was the publication of new rules and revise launched in March 2013. The Implementation of the new rules follow a schedule in phase; thus allowing the application of the rules gradually until 2019. The new rules have been applied in October 2013 and remainder of January 1, 2014 .

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the trading and banking portfolio, for each one of the portfolio scenarios as of September 30, 2016.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(12,644)	(408,069)	(816,138)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(3,848)	(50,340)	(100,681)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(1,231)	(6,710)	(13,420)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(1,794)	(2,168)	(4,335)
Foreign Currency	Exposures subject to Foreign Exchange	(3,635)	(90,879)	(181,759)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(3,222)	(13,151)	(26,302)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(9,520)	(142,227)	(284,455)
Shares and Indexes	Exposures subject to Change in Shares Price	(1,445)	(36,123)	(72,246)
Others	Exposures not Meeting the Previous Settings	(15,208)	(1,344)	(2,687)
Total (1)		(52,547)	(751,011)	(1,502,023)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(89,552)	(2,451,184)	(4,671,855)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(25,354)	(674,392)	(1,238,269)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(14,396)	(15,451)	(61,234)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(1,338)	(58,246)	(106,499)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(11,598)	(65,036)	(130,748)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(13,997)	(193,969)	(361,466)
Foreign Currency	Exposures subject to Foreign Exchange	(2,031)	(50,785)	(101,570)
Total (1)		(158,266)	(3,509,063)	(6,671,641)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Lending Operations	170,950,893	183,601,533	209,407,507	220,387,363
Loans and Discounted Receivables (3)	90,014,470	99,603,331	97,411,016	105,216,623
Financing (4)	35,105,546	41,028,183	65,592,919	72,200,721
Rural, Agricultural and Industrial Financing	8,492,173	6,064,652	8,492,173	6,064,652
Real Estate Financing	37,123,916	36,649,633	37,123,916	36,649,633
Securities Financing	49,575	58,896	49,575	58,896
Lending Operations Related to Assignment	165,213	196,838	737,908	196,838
Leasing Operations	10	26	2,848,572	3,023,463
Advances on Foreign Exchange Contracts (1) (Note 9)	4,983,565	4,552,495	4,983,565	4,552,495
Other Receivables (2) (5)	27,296,251	30,826,630	30,082,664	33,119,414
Total	203,230,719	218,980,684	247,322,308	261,082,735
Current	106,350,330	116,270,117	130,416,480	139,493,848
Long-term	96,880,389	102,710,567	116,905,828	121,588,887

(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

(3) ) Includes the amount of R$44,497 at the Bank (12/31/2015 - R$772,821) and R$487,059 at the Consolidated (12/31/2015 - R$1,056,439) contracts objects loans of "hedge" market risk (Note 6.b.V.a) and the amount of R$269,840 in the Consolidated (12/31/2015 - R$479,400 at the Bank and Consolidated), contracts of loan object "hedge" cash flow (Note 6.b.V.b).

(4) In the Bank and Consolidated, included the amount of R$77,966 (12/31/2015 - R$340,110 at the Bank and R$585,633 at the Consolidated) of financing "hedge" contracts objects of market risk (Note 6.b.V.a), includes the amount of R$25,537,903 (12/31/2015 - R$35,905,906) of financing "hedge" contracts objects cash flow (Note 6.b.V.b.).

(5) In December 31, 2015, in the Bank and Consolidated, includes the amount of R$576,655 of credit "hedge" contracts objects of market risk (Note 6.b.V.a).

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

During the period January-September 2016, operations were carried out credit assignment without recourse in the amount of R$245,816 (2015 - R$1,385,061) Bank and Consolidated and were recorded substantially in loans and discounted securities, classified as H risk level.

(ii) With Substantial Retention of Risks and Benefits

On September, 2015 the Bank made assignment of receivables with recourse related to the Funded Participation operations (Export) in the amount of R$201,706 with maturity on April, 2019. On September 30, 2016 the present value of the divested operations is R$165,213 (12/31/2015 - R$196,631).

On March 2013, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$47,485. On December 31, 2015, the present value of the divested operations was R$207 (Note 26.e).

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On September 30, 2016, the present value of the divested operations is R$168,706 (12/31/2015 - R$202,114).

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3,401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Overdue	7,095,742	8,950,031	8,025,783	9,704,502
Due to:
Up to 3 Months	54,934,488	68,809,115	63,794,419	77,747,183
From 3 to 12 Months	51,415,842	47,461,002	66,622,061	61,746,665
Over 12 Months	89,784,647	93,760,536	108,880,045	111,884,385
Total	203,230,719	218,980,684	247,322,308	261,082,735

c) Lease Portfolio Operations

		Bank		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Gross Investment in Leasing Operations	10	30	3,414,907	3,608,045
Lease Receivables	6	17	2,295,491	2,341,921
Unrealized Residual Values (1)	4	13	1,119,416	1,266,124
Unearned Income on Lease	(5)	(15)	(2,274,609)	(2,316,861)
Offsetting Residual Values	(4)	(13)	(1,119,416)	(1,266,124)
Leased Assets	68,845	71,196	7,453,376	7,930,428
Accumulated Depreciation	(68,845)	(71,196)	(4,041,343)	(4,314,034)
Excess Depreciation	27,307	28,754	1,601,051	1,941,186
Losses on Unamortized Lease	-	-	225,288	198,044
Advances for Guaranteed Residual Value	(27,298)	(28,730)	(2,413,437)	(2,761,002)
Other Assets	-	-	2,755	3,781
Total of Lease Portfolio at Present Value	10	26	2,848,572	3,023,463

(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$0 (12/31/2015 - R$4) Bank and R$566,335 (12/31/2015 - R$584,582) Consolidated.

On September 30, 2016 and December 31, 2015, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

		Bank		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Overdue	3	5	23,018	34,430
Due to:
Up to 1 Year	7	17	1,616,317	1,735,087
From 1 to 5 Years	-	8	1,765,294	1,829,120
Over 5 Years	-	-	10,278	9,408
Total	10	30	3,414,907	3,608,045

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Overdue	2	4	20,602	31,250
Due to:
Up to 1 Year	8	16	1,510,820	1,621,055
From 1 to 5 Years	-	6	1,311,901	1,365,893
Over 5 Years	-	-	5,249	5,265
Total	10	26	2,848,572	3,023,463

d) Loan Portfolio by Business Sector

					Bank		Consolidated
				09/30/2016	12/31/2015	09/30/2016	12/31/2015
Private Sector				203,142,385	218,862,264	247,228,646	260,963,648
Industry				57,536,405	69,411,282	58,940,218	70,804,585
Commercial				25,233,151	24,983,818	28,493,030	28,223,339
Financial Institutions				2,357,158	2,278,592	2,362,407	2,285,315
Services and Other (1)				33,246,557	39,207,497	35,748,668	41,964,420
Individuals				81,915,460	80,533,024	118,505,011	114,773,641
Credit Cards				18,804,178	19,133,657	18,804,178	19,133,657
Mortgage Loans				27,074,722	25,931,863	27,074,723	25,931,863
Payroll Loans				11,104,979	10,313,617	17,928,143	14,656,085
Financing and Vehicles Lease				1,943,388	2,463,824	29,596,752	30,314,531
Others (2)				22,988,193	22,690,063	25,101,215	24,737,505
Agricultural				2,853,654	2,448,051	3,179,312	2,912,348
Public Sector				88,334	118,420	93,662	119,087
Federal				-	4,373	-	4,373
State				56,103	82,428	56,211	82,964
Municipal				32,231	31,619	37,451	31,750
Total				203,230,719	218,980,684	247,322,308	261,082,735

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							09/30/2016
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	77,137,097	-	77,137,097	-	-	-
A	0.5%	72,664,071	-	72,664,071	363,320	274,147	637,467
B	1%	14,257,823	1,529,475	15,787,298	157,873	258,280	416,153
C	3%	9,620,198	2,582,733	12,202,931	366,088	787,926	1,154,014
D	10%	6,408,239	2,247,994	8,656,233	865,623	742,694	1,608,317
E	30%	2,689,616	1,524,200	4,213,816	1,264,145	-	1,264,145
F	50%	1,201,428	1,312,622	2,514,050	1,257,025	-	1,257,025
G	70%	891,898	909,989	1,801,887	1,261,321	-	1,261,321
H	100%	2,591,538	5,671,595	8,263,133	8,263,133	-	8,263,133
Total		187,461,908	15,778,608	203,240,516	13,798,528	2,063,047	15,861,575

							Bank
							12/31/2015
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	92,900,935	-	92,900,935	-	-	-
A	0.5%	75,092,017	-	75,092,017	375,460	275,777	651,237
B	1%	13,307,782	1,141,351	14,449,133	144,491	246,136	390,627
C	3%	8,543,221	2,370,428	10,913,649	327,410	708,080	1,035,490
D	10%	5,742,592	2,376,036	8,118,628	811,863	701,023	1,512,886
E	30%	1,518,582	3,607,332	5,125,914	1,537,774	-	1,537,774
F	50%	1,505,097	1,235,998	2,741,095	1,370,548	-	1,370,548
G	70%	641,647	882,406	1,524,053	1,066,837	-	1,066,837
H	100%	2,779,290	5,248,876	8,028,166	8,028,166	-	8,028,166
Total		202,031,163	16,862,427	218,893,590	13,662,549	1,931,016	15,593,565

							Consolidated
							09/30/2016
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	88,663,780	-	88,663,780	-	-	-
A	0.5%	96,823,421	-	96,823,421	484,120	298,301	782,421
B	1%	17,133,099	2,933,296	20,066,395	200,664	258,280	458,944
C	3%	10,362,257	3,829,748	14,192,005	425,760	787,926	1,213,686
D	10%	6,489,054	2,705,819	9,194,873	919,487	742,691	1,662,178
E	30%	2,843,649	1,774,424	4,618,073	1,385,422	-	1,385,422
F	50%	1,303,526	1,497,765	2,801,291	1,400,645	-	1,400,645
G	70%	899,739	1,058,135	1,957,874	1,370,512	-	1,370,512
H	100%	2,624,765	6,381,898	9,006,663	9,006,663	-	9,006,663
Total		227,143,290	20,181,085	247,324,375	15,193,273	2,087,198	17,280,471

							Consolidated
							12/31/2015
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	104,292,741	-	104,292,741	-	-	-
A	0.5%	98,552,525	-	98,552,525	492,765	305,782	798,547
B	1%	15,480,989	2,339,538	17,820,527	178,205	246,136	424,341
C	3%	9,548,811	3,374,325	12,923,136	387,694	708,080	1,095,774
D	10%	5,972,894	2,750,043	8,722,937	872,294	702,279	1,574,573
E	30%	1,552,423	3,839,656	5,392,079	1,617,624	-	1,617,624
F	50%	1,523,346	1,402,487	2,925,833	1,462,916	-	1,462,916
G	70%	651,083	1,016,922	1,668,005	1,167,603	-	1,167,603
H	100%	2,820,000	5,870,848	8,690,848	8,690,848	-	8,690,848
Total		240,394,812	20,593,819	260,988,631	14,869,949	1,962,277	16,832,226

(1) Includes current and past-due operations.

(2) The additional allowance is recognized based mainly on the expected realization of the loan portfolio, in addition to the current regulatory requirements.

(3) The total loan portfolio includes the value of a credit of R$9,797 (31/12/2015 - debit of R$87,094) in the Bank and R$2,067 (31/12/2015 - debt of R$94,104) Consolidated, related to the adjustment to fair value of loans that are being hedged, recorded in accordance with Article 5 of Circular Letter 3,624 of the Bacen of December 26, 2013 and are not included in the note of the risk levels (Note 6.b.V.a).

f) Changes in Allowance for Loan Losses

					Bank		Consolidated
				01/01 to	01/01 to	01/01 to	01/01 to
				09/30/2016	09/30/2015	09/30/2016	09/30/2015
Balance at Beginning				15,593,565	13,539,025	16,832,226	14,581,964
Allowances Recognized				8,147,615	9,316,728	9,332,439	10,215,920
Write-offs				(7,879,605)	(8,415,620)	(8,884,194)	(9,193,102)
Balance at End (1)				15,861,575	14,440,133	17,280,471	15,604,782
Current				3,920,141	3,452,416	4,555,999	4,004,682
Long-term				11,941,434	10,987,717	12,724,472	11,600,100
Recoveries Credits (2)				1,992,765	1,449,422	2,126,377	1,611,408

(1) Includes R$2 (09/30/2015 - R$7) Bank and R$45,123 (09/30/2015 - R$72,068) Consolidated provision recorded for the leasing portfolio.

(2) It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assignment without recourse, related to the prior operations written off, as losses amounting the value to R$119,542 (2015 - R$91,471) Bank and R$134,451 (2015 - R$107,664) Consolidated.

g) Renegotiated Credits

					Bank		Consolidated
				09/30/2016	12/31/2015	09/30/2016	12/31/2015
Renegotiated Credits				13,323,504	12,655,907	13,419,413	12,720,615
Allowance for Loan Losses				(7,418,119)	(7,049,119)	(7,449,126)	(7,065,760)
Percentage of Coverage on Renegotiated Credits				55.7%	55.7%	55.5%	55.5%

h) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)	09/30/2016		12/31/2015
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	5,125,910	1.6%	8,013,400	2.3%
10 Biggest	28,067,649	8.7%	38,590,250	11.0%
20 Biggest	40,450,651	12.5%	54,852,488	15.7%
50 Biggest	62,066,464	19.2%	82,548,719	23.6%
100 Biggest	82,177,880	25.4%	106,546,440	30.4%

(1) Includes portions of loans to release the business plan.

(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.

(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			09/30/2016	12/31/2015
Assets
Rights to Foreign Exchange Sold			43,787,758	67,518,760
Exchange Purchased Pending Settlement			30,633,886	28,933,498
Advances in Local Currency			(229,106)	(184,119)
Income Receivable from Advances and Importing Financing (Note 8.a)			98,399	92,177
Currency and Documents Term Foreign Currency			7,179	47,223
Total			74,298,116	96,407,539
Current			72,340,781	94,642,636
Long-term			1,957,335	1,764,903
Liabilities
Exchange Sold Pending Settlement			44,185,440	67,416,998
Foreign Exchange Purchased			30,033,350	26,465,492
Advances on Foreign Exchange Contracts (Note 8.a)			(4,983,565)	(4,552,495)
Others			59	70
Total			69,235,284	89,330,065
Current			67,419,232	84,694,924
Long-term			1,816,052	4,635,141
Memorandum Accounts
Open Import Credits			598,720	774,383
Confirmed Export Credits			343,009	356,824

10. Trading Account

		Bank		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Assets
Financial Assets and Pending Settlement Transactions	138,957	209,087	139,081	242,612
Clearinghouse Transactions	-	-	75,030	742
Debtors Pending Settlement	16,674	4,166	374,648	80,435
Stock Exchanges - Guarantee Deposits	412,810	402,323	412,810	402,323
Others (1)	258,463	971,787	258,463	971,787
Total	826,904	1,587,363	1,260,032	1,697,899
Current	826,904	1,587,363	1,260,032	1,697,899
Liabilities
Financial Assets and Pending Settlement Transactions	127,632	2,316,183	133,706	2,316,252
Creditors Pending Settlement	4,392	7,656	335,414	112,945
Creditors for Loan of Shares	193,027	58,942	315,770	152,114
Clearinghouse Transactions	-	13,078	1,244	16,439
Records and Settlement	2,648	2,488	3,675	3,305
Acquisition and Subscription of Securities Arising Release	-	-	1,274	1,274
Others	-	-	187	192
Total	327,699	2,398,347	791,270	2,602,521
Current	325,188	2,340,787	788,759	2,544,961
Long-term	2,511	57,560	2,511	57,560

(1) Refers to guarantee the deposits made in derivative transactions with customers in the market.

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

					Bank
		12/31/2015	Recognition	Realization	09/30/2016
Allowance for Loan Losses		11,129,702	3,209,515	(3,199,691)	11,139,526
Reserve for Legal and Administrative Proceedings - Civil		777,079	188,344	(52,812)	912,611
Reserve for Tax Risks and Legal Obligations		1,627,384	209,321	(350,445)	1,486,260
Reserve for Legal and Administrative Proceedings - Labor		875,489	257,033	(195,131)	937,391
Adjustment to Fair Value of Trading Securities and Derivatives (1)		9,913,918	262,188	(5,239,708)	4,936,398
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		2,486,103	-	(1,642,569)	843,534
Accrual for Pension Plan (2)		874,253	96,241	(31,567)	938,927
Profit Sharing, Bonuses and Personnel Gratuities		373,329	399,612	(383,746)	389,195
Other Temporary Provisions (3)		2,432,406	285,217	-	2,717,623
Total Tax Credits on Temporary Differences		30,489,663	4,907,471	(11,095,669)	24,301,465
Social Contribution Tax - Executive Act 2,158/2001		641,213	-	-	641,213
Balance of Recorded Tax Credits		31,130,876	4,907,471	(11,095,669)	24,942,678
Current		8,063,063			8,135,671
Long-term		23,067,813			16,807,007

					Consolidated
		Acquisition/
	12/31/2015	Investment (4)	Recognition	Realization	09/30/2016
Allowance for Loan Losses	12,013,011	-	3,733,636	(3,442,430)	12,304,217
Reserve for Legal and Administrative Proceedings - Civil	847,544	-	199,491	(67,243)	979,792
Reserve for Tax Risks and Legal Obligations	2,500,587	-	317,519	(389,946)	2,428,160
Reserve for Legal and Administrative Proceedings - Labor	909,010	-	267,550	(198,034)	978,526
Amortized Goodwill	-	-	7,531	-	7,531
Adjustment to Fair Value of Trading Securities and Derivatives (1)	10,006,970	-	298,053	(5,330,435)	4,974,588
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	2,609,682	-	520	(1,759,959)	850,243
Accrual for Pension Plan (2)	874,347	-	96,282	(31,656)	938,973
Profit Sharing, Bonuses and Personnel Gratuities	399,358	-	422,842	(411,847)	410,353
Other Temporary Provisions (3)	2,635,520	107,136	346,950	(114,359)	2,975,247
Total Tax Credits on Temporary Differences	32,796,029	107,136	5,690,374	(11,745,909)	26,847,630
Tax Loss Carryforwards	537,037	-	19,701	(232,215)	324,523
Social Contribution Tax - Executive Act 2,158/2001	655,359	-	-	-	655,359
Balance of Recorded Tax Credits	33,988,425	107,136	5,710,075	(11,978,124)	27,827,512
Current	8,786,456	-			9,105,853
Long-term	25,201,969	-			18,721,659

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.n.

(3) Composed mainly by administrative provisions nature and escrow deposits.

(4) Acquisition and merger of equity interest (Note 15).

Banco Santander has tax credits not activated in the amount of R$461,500 (12/31/2015 - R$1,340,072) and R$620,675 (12/31/2015 - R$1,438,349) Consolidated.

As established by CMN Resolution 3,059 /2002 , with the changes introduced by CMN Resolution 4,441 /2015 , Santander Brasil presented the reasons and rationales to support the accounting of deferred tax assets on its financial statements. On February 22, 2016 , the request for maintenance and the procedures for registration of the Bank's tax credit was approved by the Bacen.

b) Expected Realization of Recorded Tax Credits

					Bank
					09/30/2016
			Temporary Differences		Total
Year	IRPJ	CSLL	PIS/Cofins	CSLL 18%	Recorded
2016	1,428,671	1,121,551	75,493	118,449	2,744,164
2017	3,866,480	3,076,308	181,373	64,515	7,188,676
2018	2,984,797	2,197,147	71,820	405,269	5,659,033

						Bank
						09/30/2016
				Temporary Differences		Total
Year		IRPJ	CSLL	PIS/Cofins	CSLL 18%	Recorded
2019		4,013,754	2,429,918	79,313	-	6,522,985
2020		522,293	343,758	58,146	52,980	977,177
2021 to 2023		743,515	483,172	102,802	-	1,329,489
2024 to 2025		247,492	178,673	11,258	-	437,423
2026		51,692	32,039	-	-	83,731
Total		13,858,694	9,862,566	580,205	641,213	24,942,678

						Consolidated
						09/30/2016
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2016	1,555,290	1,208,266	75,971	79,632	122,081	3,041,240
2017	4,345,912	3,432,538	183,283	49,389	75,029	8,086,151
2018	3,639,094	2,691,747	73,275	41,074	405,269	6,850,459
2019	4,193,315	2,542,811	79,398	74,403	-	6,889,927
2020	544,779	353,701	58,230	44,637	52,980	1,054,327
2021 to 2023	748,320	485,979	103,025	32,670	-	1,369,994
2024 to 2025	254,686	182,893	11,383	2,718	-	451,680
2026	51,694	32,040	-	-	-	83,734
Total	15,333,090	10,929,975	584,565	324,523	655,359	27,827,512

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The present value of recorded tax credits is R$21,043,793 (12/31/2015 - R$25,698,102) Bank and R$23,561,950 (12/31/2015 - R$27,995,682) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases, Social Contribution tax at the rate of 18% (Provisional Act 2,158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Others

				Bank		Consolidated
			09/30/2016	12/31/2015	09/30/2016	12/31/2015
Notes and Credits Receivable (Note 8.a)
Credit Cards			14,582,333	14,912,110	14,629,923	14,945,844
Receivables (1)			12,414,328	15,547,177	14,890,801	17,805,112
Rural Product (CPR)			71,786	175,258	71,786	175,258
Others			-	-	261,989	-
Escrow Deposits for
Tax Claims			4,759,653	4,654,395	6,903,268	6,618,394
Labor Claims			1,656,173	1,619,546	1,720,899	1,672,187
Others			995,155	950,784	1,304,330	1,336,112
Contract Guarantees - Former Controlling Stockholders (Note 23.i)			745,512	702,758	835,510	789,973
Recoverable Taxes			2,044,779	2,281,218	2,579,268	2,831,148
Receivables - Buyer Services			12,514,443	11,788,451	12,416,748	11,788,451
Reimbursable Payments			146,339	157,099	167,102	163,820
Salary Advances/Others			169,297	70,033	223,162	99,794
Debtors for Purchase of Assets (Note 8.a)			74,128	72,213	74,489	73,328
Receivable from Affiliates (Note 26.e)			739,656	756,216	738,435	753,767
Others			884,617	1,118,887	1,490,064	1,859,132
Total			51,798,199	54,806,145	58,307,774	60,912,320
Current			24,230,135	38,919,702	27,466,972	42,030,853
Long-term			27,568,064	15,886,443	30,840,802	18,881,467

(1) It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

13. Non-Current Assets Held for Sale

On September 30, 2014 based on the sale plan, investments in Wind Energy entities recorded in investments in subsidiaries and affiliates were transferred for this heading, whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by CPC 31.

On March 23, 2015, Santander Participações S.A. (Santander Participações) sold its entire stake in Santos Energy Participações S.A. (Santos Energia) to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127,012. On the same date, Santander Participações sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. and Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$120,000.

On September 30, 2016, due to no expectation of sale of this investment by the current market situation, management decided to transfer the total of this balance, the value of R$457,705 to caption investments in affiliates and subsidiaries in the country (Note 15).

On December 31, 2015 these investments totaled R$488,583, and liabilities values directly associated with non-current assets held for sale totaled R$1,197.

14. Dependence Information and Foreign Subsidiary

Branch:

The Grand Cayman Agency is a branch of Banco Santander, and is not a legal company incorporated separately. It operates in the Cayman Islands under the Category "B" banking license. In the normal course of business, the branch has significant transactions with the parent and its affiliates. All transactions are made and recorded under the direction of Head Office in which the branch is economically dependent.

The Grand Cayman branch is licensed by the Law of Banks and Trust Companies, or "Law of Banks and Trust Companies" as a Bank of Category "B" and is duly registered as a Foreign Company by the Officer Societies Registration in Grand Cayman in the Cayman Islands. The branch therefore is duly authorized to perform banking business in the Cayman Islands and are currently involved in the funding business in the banking market and the international capital to provide credit lines to us, which are then extended to our customers for financing working capital and foreign trade. Its also receives foreign currency deposits of corporate clients and individuals and grants credit to brazilian and foreign clients, mainly to support trade with Brazil.

Subsidiary:

Banco Santander has a independent subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients - large brazilian companies and their operations abroad - and offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch			Santander Brasil EFC
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Assets	79,362,061	98,673,203	2,956,873	4,368,077
Current and Long-term Assets	79,362,056	98,673,182	2,956,715	4,367,630
Cash	805,232	462,232	153,352	1,622,751
Interbank Investments	13,828,643	18,918,580	1,404,634	-
Securities and Derivatives Financial Instruments	35,297,602	38,475,623	5,992	789,572
Lending Operations (1)	20,809,567	32,655,152	1,275,536	1,713,434
Foreign Exchange Portfolio	7,568,239	6,428,499	-	-
Others	1,052,773	1,733,096	117,201	241,873
Permanent Assets	5	21	158	447
Liabilities	79,362,061	98,673,203	2,956,873	4,368,077
Current and Long-term Liabilities	43,766,007	56,293,137	136,681	1,038,284
Deposits and Money Market Funding	7,643,014	10,074,180	-	-
Funds from Acceptance and Issuance of Securities (3)	6,104,462	12,981,206	-	-
Borrowings (2)	19,661,035	23,744,735	-	-
Foreign Exchange Portfolio	7,944,038	6,467,055	-	-
Others	2,413,458	3,025,961	136,681	1,038,284
Deferred Income	132	491	17,579	20,997
Stockholders' Equity	35,595,922	42,379,575	2,802,613	3,308,796

Result	2016	2015	2016	2015
Net Income (Loss) for the Period 1 July to 30 September	156,074	592,539	13,107	(3,304)
Net Income (Loss) for the Period 1 January to 30 September	409,325	991,074	(52,901)	23,443

(1) Refers mainly to export financing operations.

(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

(3) The variation mainly refers to liquidations of eurobonds during the first quarter 2016.

(4) At a meeting of the Executive Board of Banco Santander on August, 31 2015, was approved the repatriation of funds of Grand Cayman Agency to be considered excessive to maintain its activities, in the amount of US$1,000,000, and the capital stock highlighted of the aforementioned Agency from US$11,114,267 to US$10,114,267.

15. Investments in Affiliates and Subsidiaries

					09/30/2016
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) (13)	Leasing	11,043,798	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Banco RCI Brasil S.A. (Current Corporate Name of Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing)) (8) (14)	Bank	81	81	39.89%	39.89%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A (Santander Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory) (18)	Other Activities	1,324	-	96.58%	96.58%
Santander Participações	Holding	4,597	-	100.00%	100.00%
Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.) (7) (16)	Payment Institution	61,565	-	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap) (11)	Holding	12,728,211	-	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros(Santander Serviços)	Insurance Broker	174,360,451	-	60.65%	60.65%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Companhia Securitizadora de Créditos Financeiros (5)	Securitization	-	-	100.00%	100.00%
Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super Pagamentos) (4)	Other Activities	40,000	-	-	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (Current Corporate Name of Banco Bonsucesso Consignado S.A.)) (17)	Bank	210,000	-	-	60.00%
Banco PSA Finance Brasil S.A. (Banco PSA) (21)	Bank	105	-	-	50.00%
Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil S.A. (Current Corporate Name of PSA Finance Arrendamento Mercantil S.A. (Santander Finance Arrendamento Mercantil)) (21) (22)	Leasing	182	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence (3)	Private Pension	12,591,172	-	-	100.00%
Controlled by Santander Participações
BW Guirapá I S.A. (23)	Holding	848	-	-	86.81%

					09/30/2016
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Santander Serviços
Webcasas S.A.	Other Activities	24,500	-	-	100.00%
Controlled by Webmotors S.A.
Virtual Motors Páginas Eletrônicas Ltda. - ME (Virtual Motors)	Other Activities	1	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (1) (19)	Securitization	4	-	9.72%	9.72%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (1)	Other Activities	3,859	2,953	11.11%	11.11%
Campo Grande Empreendimentos	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (2) (24)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	-	-	19.81%
Jointly Controlled Companies by Santander Participações
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros) (21) (25)	Other Activities	250	-	-	50.00%
Controlled by Getnet S.A (7) (16)
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	1,276	-	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	6,050	-	-	100.00%
Controlled by TecBan
Tbnet Comércio Locação e Administração Ltda. (Tbnet) (9)	Other Activities	121,975	-	-	100.00%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbfort) (15)	Other Activities	116,901	-	-	100.00%
Controlled by Olé Consignado (Current Corporate Name of Banco Bonsucesso Consignado S.A.) (17)
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	-	100.00%
Bonsucesso Tecnologia Ltda. (Current Corporate Name of BSI Informática Ltda.) (10)	Other Activities	450	-	-	100.00%
Controladas da BW Guirapá I S.A. (23)
Central Eólica Angical S.A. (23)	Wind Energy	705	-	-	100.00%
Central Eólica Caititu S.A. (23)	Wind Energy	913	-	-	100.00%
Central Eólica Coqueirinho S.A. (23)	Wind Energy	921	-	-	100.00%
Central Eólica Corrupião S.A. (23)	Wind Energy	686	-	-	100.00%
Central Eólica Inhambu S.A. (23)	Wind Energy	887	-	-	100.00%
Central Eólica Tamanduá Mirim S.A. (23)	Wind Energy	984	-	-	100.00%
Central Eólica Teiu S.A. (23)	Wind Energy	725	-	-	100.00%
Affiliate
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted	Net Income (Loss)
	Stockholders'	Adjusted		Investments Value					Equity Accounting Results
	Equity	07/01 to	01/01 to			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2016	09/30/2016	12/31/2015	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Controlled by Banco Santander
Santander Leasing (13)	5,841,598	91,407	268,115	4,589,980	4,269,099	71,821	210,668	110,232	326,107
Santander Brasil Consórcio	123,540	7,067	17,724	123,540	169,816	7,067	17,724	6,248	15,998
Banco Bandepe	3,101,666	58,747	165,355	3,101,666	3,195,872	58,747	165,355	73,753	205,363
Banco RCI Brasil S.A. (Current Corporate Name of RCI Brasil Leasing) (8)(14)	1,347,215	17,195	(3,538)	537,416	-	6,859	(1,412)	-	-
Aymoré CFI	1,527,026	39,949	118,603	1,527,026	1,801,193	39,966	118,603	259,102	525,020
Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil) (14)	-	-	-	-	539,083	-	-	38,178	81,326
Santander Securities Services Brasil DTVM S.A. (6)	-	-	-	-	-	-	-	40,813	105,288
Santander CCVM	569,551	71,983	83,629	569,551	485,913	71,983	83,629	22,714	63,076
Santander Microcrédito	17,940	(1,075)	(894)	17,940	23,834	(1,075)	(894)	294	935
Santander Brasil Advisory (18)	15,249	259	770	14,727	13,976	250	743	229	1,101
Santander Participações	1,396,102	4,776	(808)	1,396,102	1,398,518	4,776	(808)	(37,619)	(170,029)
Getnet S.A. (7) (16)	1,411,802	70,874	171,579	1,249,444	1,178,586	67,581	164,876	36,558	92,818
Sancap (11)	345,755	12,456	66,154	345,755	336,013	12,456	66,154	240	33,608
Santander Serviços	759,620	75,910	154,495	456,345	363,989	45,592	92,356	19,377	723
Mantiq Investimentos Ltda. (Mantiq) (20)	-	-	3,277	-	7,596	-	3,277	998	2,628
Santander Brasil EFC	2,802,613	13,107	(52,901)	2,802,613	3,308,796	13,107	(52,901)	(3,304)	23,443
Controlled by Aymoré CFI
Super Pagamentos (4)	22,331	(2,589)	(7,614)	-	-	-	-	-	-
Olé Consignado (Current Corporate Name of Banco Bonsucesso Consignado S.A.) (17)	613,826	10,138	1,357	-	-	-	-	-	-
Banco PSA (21)	273,389	3,205	3,205	-	-	-	-	-	-
Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil (21) (22)	367,364	(1,071)	(1,071)	-	-	-	-	-	-
Controlled by Sancap
Santander Capitalização	131,150	30,708	79,564	-	-	-	-	-	-
Evidence (3)	275,208	(2,672)	56,201	-	-	-	-	-	-
Controlled by Santander Participações
BW Guirapá I S.A. (23)	527,255	(22,716)	(22,716)	-	-	-	-	-	-

	Adjusted	Net Income (Loss)
	Stockholders'	Adjusted		Investments Value					Equity Accounting Results
	Equity	07/01 to	01/01 to			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2016	09/30/2016	12/31/2015	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Controlled by Santander Serviços
Webcasas S.A.	22,190	541	215	-	-	-	-	-	-
Controlled by Webmotors S.A.
Virtual Motors	(35)	(291)	(734)	-	-	-	-	-	-
Jointly Controlled Companies by Banco Santander
Cibrasec (1) (19)	75,708	2,263	5,994	10,323	10,325	308	817	553	744
Norchem Participações	50,227	1,082	2,896	25,113	23,665	541	1,448	510	1,422
EBP (1)	56,299	290	(2,067)	6,255	6,697	31	(442)	(46)	(1,717)
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (2) (24)	118,370	9,038	25,366	-	-	-	-	-	-
TecBan	386,155	(12,301)	8,509	-	-	-	-	-	-
Jointly Controlled Companies by Santander Participações
PSA Corretora de Seguros (21) (25)	663	439	439	-	-	-	-	-	-
Controlled by Getnet S.A. (7) (16)
Auttar HUT	11,545	240	1,051	-	-	-	-	-	-
Integry Tecnologia	(248)	39	(150)	-	-	-	-	-	-
Toque Fale	2,137	69	1,166	-	-	-	-	-	-
Controlled by TecBan
Tbnet (9)	56,903	(16,790)	(41,323)	-	-	-	-	-	-
Controlled by Tebnet
Tbforte (15)	54,087	(16,333)	(41,210)	-	-	-	-	-	-
Controlled by Olé Consignado (Current Corporate Name of Banco Bonsucesso Consignado S.A.) (17)
BPV Promotora de Vendas e Cobrança Ltda.	4,618	(2,257)	(5,636)	-	-	-	-	-	-
Bonsucesso Tecnologia Ltda. (Current Corporate Name of BSI Informática Ltda.) (10)	15,361	1,747	5,323	-	-	-	-	-	-
Controladas da BW Guirapá I S.A. (23)
Central Eólica Angical S.A. (23)	39,790	(1,356)	(1,356)	-	-	-	-	-	-
Central Eólica Caititu S.A. (23)	64,662	(2,557)	(2,557)	-	-	-	-	-	-
Central Eólica Coqueirinho S.A. (23)	81,059	(4,563)	(4,563)	-	-	-	-	-	-
Central Eólica Corrupião S.A. (23)	74,509	(2,259)	(2,259)	-	-	-	-	-	-
Central Eólica Inhambu S.A. (23)	91,641	(4,799)	(4,799)	-	-	-	-	-	-
Central Eólica Tamanduá Mirim S.A. (23)	86,748	(4,026)	(4,026)	-	-	-	-	-	-
Central Eólica Teiu S.A. (23)	50,565	(1,242)	(1,242)	-	-	-	-	-	-

	Adjusted	Net Income (Loss)
	Stockholders'	Adjusted		Investments Value					Equity Accounting Results
	Equity	07/01 to	01/01 to			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2016	09/30/2016	12/31/2015	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Affiliate
Norchem Holdings	94,524	1,772	4,854	20,559	19,503	386	1,056	363	1,065
Others	-	-	-	260	237	(871)	15,677	336	332
Total Bank				16,794,615	17,152,711	399,525	885,926	569,529	1,309,251
Affiliate
Norchem Holdings				20,559	19,503	386	1,056	363	1,065
Others (12)				142,446	32,244	-	-	(140)	4
Total Consolidated				163,005	51,747	386	1,056	223	1,069

(1) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(2) Although participation exceeds 50%, in accordance with the shareholders' agreement, the control is shared by Santander Serviços and Carsales.com. Investments PTY LTD (Carsales).

(3) On January 29, 2015 was approved by Susep the transfer of Fund Portfolio Guarantee Benefit (FPGB) of Zurich Santander Brasil Seguros e Previdência S.A. to Evidence. On February 2, 2015 the assets and reserves of the said Portfolio were transferred to be managed by Evidence (Note 22). At the Extraordinary Shareholders' Meeting (ESM) held on December 23, 2015 was approved the increase in share capital by Sancap in the amount of R$65,000 from the current R$185,000 to R$250,000 through the issue of 3,653,145,728 new shares, from 8,938,026,072 stocks to 12,591,171,800 all common shares with no par value.

(4) On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super Pagamentos total voting capital its decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016 (Note 37.c).

(5)The capital of the Company is R$100.00 composed of one hundred (100) common shares with no par value.

(6) Investment sold in August, 2015 (Note 37.d).

(7) The participation held by Getnet S.A. at Pos Móvil was dissolved because the end of its duration term, as published note in the Diário Oficial De La Republica de Chile on August, 21, 2015, and in June 2016 the interest held in Brazil S.A iZetlle was sold.

(8) At the ESM held on July 21, 2015 was approved the Company's transformation into a Multiple Bank, with investment portfolios, leasing and credit, financing and investment and also the change of company name of Companhia de Arrendamento Mercantil RCI Brasil to Banco RCI Brasil S.A. This process was approved by the Central Bank of Brazil on October 28, 2015.

(9) In Partnership Meeting held on October 5, 2015 was approved the increase in the share capital in the amount of R$26,231 from the current R$11,156 to R$37,387 through the issue of 26,231 thousand of quotes, in the nominal value of R$1.00 (one Real) each one, whose increase was paid on the same date in currency of the country. In Partnership Meeting held on the period January-September 2016, was approved the increase in the share capital in the amount of R$84,588 from the current R$37,387 to R$121,975 through the issue of 84,588 thousand of quotes, in the nominal value of R$1.00 (one Real) each one, whose increase was paid on the same date in currency of the country.

(10) In Partnership Meeting held on August 6, 2015 was approved the change of company name of BSI Informática Ltda. to Bonsucesso Tecnologia Ltda.

(11) The ESM of December 23, 2015 was approved an increase in capital of R$65,000 and the capital from the current R$135,089 to R$200,089, through the issuance of 1,477,036,526 new common shares, from 11,251,174,951 shares to 12,728,211,477 common shares, the new shares were fully subscribed and paid in local currency by the Banco Santander.

(12) Includes the net value of the goodwill of R$27,298 (12/31/2015 - R$31,988) referred to the conclusion of the Purchase Price Allocation (PPA) on the acquisition of Bonsucesso by Aymoré CFI, R$93,131 referred to the goodwill on the acquisition of the shares representing the remaining 50% of the voting share capital of Super Pagamentos (Note 37.c) and R$21,762 related to goodwill on BW Guirapá I S.A concerning acquisition of Societies of Specific Purpose (SPEs - Windfarms).

(13) The Banco Santander repurchased 1,639 minority shares as the sale agreement of purchase and sale shares on March, 2016.

(14) The ESM of January 29, 2016 approved the merger of RCI Brasil pelo Banco RCI Brasil S.A., under "Private Instrument of Protocol and Justification of Merger of Companhia de Crédito, Financiamento e Investimento RCI Brasil by Banco RCI Brasil S.A." celebrated on the same date. The merger resulted in the increase of the capital of Banco RCI Brasil S.A. in the amount of R$537,073 through the issuance of 160 thousand new registered shares (39 thousand common shares and 121 thousand preferred shares), increasing the capital of R$448,152 to R$985,225. The 243 thousand shares of capital stock of the Banco RCI Brasil S.A. held by RCI Brasil and the new shares issued attributed to its current shareholders in proportion to their current share. With this process the interest previously held by RCI Brasil went to Banco Santander.

(15) At a Shareholders Meeting held on the period January-September 2016, was approved the capital increase in the amount of R$109,084, from the current R$7,817 to R$116,901, with the issuance of 109,084 thousand new shares with a nominal value of R$1,00 (one Real) each, whose increase was paid on the same date in the currency of the country.

(16) In May, 2016, was approved by Bacen the authorization process to operation of the Company as a payment institution.

(17) At the ESM of March 3, 2016 was approved the change from the name of Banco Bonsucesso Consignado S.A. for Banco Olé Bonsucesso Consignado S.A., the change process has been approved by the Bacen on June 1, 2016 .

(18) Banco Santander repurchased 767 minority shares as Purchase and Sale Agreement in April 2016.

(19) At the ESM held on April 29, 2016 was approved the reform in the distribution structure of the capital of Cibrasec through the creation of preferred shares issued by the Company with voting rights and the share conversion of the common shares of Company into preferred shares, this reform was ratified at the ESM held on May 30, 2016. Banco Santander became part of their ordinary shares held in the capital of Cibrasec, the corresponding amount to five thousand (5,000) common shares issued by Cibrasec 50 (fifty) preferred shares in the proportion of 100 (one hundred) common shares for each one (1) preferred share, and still held 4,000 (four thousand) common shares in the capital of Cibrasec. Each preferred share entitles the holder the right to one hundred (100) times the right to dividends of the common shares, so that the economic rights were maintained, however, the conversion resulted in reduction in the percentage shareholding in Cibrasec.

(20) On July 14, 2016, was completed the sale transaction of 100% of the shares representing the capital stock of Mantiq by Banco Santander and the Santander Participações to Angra Ventures Participações Ltda.

(21) Investment acquired on August 1, 2016 (Note 37.b).

(22) At the ESM held on August 1, 2016, approved the change of the name of PSA Finance Arrendamento Mercantil S.A. to Santander Finance Arrendamento Mercantil S.A., whose case is pending approval by the Central Bank.

(23) Investments transferred from the non-current assets item held for sale (Note 13) in September 2016.

(24) At the ESM realized in September 26, 2016, was approved the reduction of the capital of Webmotors S.A. without cancellation of shares in the amount of R$109,800 to be considered excessive to maintain its activities, and the capital of R$194,580 to R$84,780.

(25) Although the participation is of 50%, in accordance with the shareholders' agreement, the control is shared by Santander Holdings and PSA Services LTD.

16. Fixed Assets

				Bank
			09/30/2016	12/31/2015
	Cost	Depreciation	Net	Net
Real Estate	2,549,438	(639,774)	1,909,664	1,953,964
Land	663,715	-	663,715	664,289
Buildings	1,885,723	(639,774)	1,245,949	1,289,675
Others Fixed Assets	10,945,570	(6,739,755)	4,205,815	4,512,349
Installations, Furniture and Equipment	2,936,821	(1,509,682)	1,427,139	1,395,153
Data Processing Equipment	3,268,001	(2,449,855)	818,146	912,654
Leasehold Improvements	3,703,947	(2,075,177)	1,628,770	1,723,530
Security and Communication Equipment	724,876	(439,652)	285,224	273,954
Others	311,925	(265,389)	46,536	207,058
Total	13,495,008	(7,379,529)	6,115,479	6,466,313

				Consolidated
			09/30/2016	12/31/2015
	Cost	Depreciation	Net	Net
Real Estate	2,868,559	(659,897)	2,208,662	2,052,547
Land	697,605	-	697,605	697,579
Buildings	2,170,954	(659,897)	1,511,057	1,354,968
Others Fixed Assets	12,922,031	(7,518,856)	5,403,175	4,933,703
Installations, Furniture and Equipment	3,729,865	(1,583,120)	2,146,745	1,505,780
Data Processing Equipment	3,641,830	(2,606,370)	1,035,460	1,053,017
Leasehold Improvements	3,768,789	(2,112,070)	1,656,719	1,753,658
Security and Communication Equipment	1,412,078	(946,055)	466,023	361,247
Others	369,469	(271,241)	98,228	260,001
Total	15,790,590	(8,178,753)	7,611,837	6,986,250

17. Intangibles

				Bank
			09/30/2016	12/31/2015
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,120,037	(24,346,262)	1,773,775	2,990,567
Other Intangible Assets	8,038,111	(5,329,680)	2,708,431	2,402,983
Acquisition and Development of Software (2)	5,399,214	(3,761,803)	1,637,411	1,299,918
Exclusivity Contracts for Provision of Banking Services (2)	2,491,828	(1,488,197)	1,003,631	966,759
Others	147,069	(79,680)	67,389	136,306
Total	34,158,148	(29,675,942)	4,482,206	5,393,550

				Consolidated
			09/30/2016	12/31/2015
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies (1)	27,475,274	(24,850,104)	2,625,170	4,012,214
Other Intangible Assets	8,563,577	(5,633,717)	2,929,860	2,579,259
Acquisition and Development of Software (2)	5,876,703	(4,045,643)	1,831,060	1,470,427
Exclusivity Contracts for Provision of Banking Services (2)	2,491,827	(1,488,197)	1,003,630	966,759
Others	195,047	(99,877)	95,170	142,073
Total	36,038,851	(30,483,821)	5,555,030	6,591,473

(1) Includes R$712,917 (12/31/2015 - R$1,054,273) from goodwill determined by Getnet S. A. at the acquisition of all the shares issued by Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. in July 31, 2014.

(2) In 2015, in the Bank and Consolidated, includes impairment losses (Note 32).

Value in use is used as the base to evaluate goodwill with the impairment test. For this purpose, we estimate cash flow for a period of 5 years. We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows on a continuous basis, as showed in the table below. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on valuations prepared by independent research company, which is reviewed annually or whenever there is an evidence of reduction on its recoverable value and approved by the Executive Board.
Annually or whenever there is any indication of impairment loss, goodwill is tested for impairment. The base date of the impairment test of this financial statement is December 31, 2015.

					Commercial Bank
Main Assumptions:
Basis of Valuation						Value in Use: Cash Flows
Period of the Projections of Cash Flows (1)						5 Years
Growth Rate						7.5%
Discount Rate (2)						15.2%

(1) The projections of cash flow are prepared using internal budget and growth plans of the administration, based on historical data, market expectations and conditions such as industry growth, interest hate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax is 20.11%.

Based on the assumptions described above, was not identified any impairment of goodwill.

18. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					09/30/2016	12/31/2015
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	15,555,334	-	-	-	15,555,334	15,775,566
Savings Deposits	34,764,196	-	-	-	34,764,196	35,984,837
Interbank Deposits	-	14,925,506	56,463,980	2,179,862	73,569,348	61,909,663
Time Deposits (1)	97,360	25,033,828	17,820,567	45,447,695	88,399,450	87,433,187
Total	50,416,890	39,959,334	74,284,547	47,627,557	212,288,328	201,103,253
Current					164,660,771	152,344,715
Long-term					47,627,557	48,758,538

						Consolidated
					09/30/2016	12/31/2015
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	15,452,372	-	-	-	15,452,372	15,698,171
Savings Deposits	34,764,196	-	-	-	34,764,196	35,984,837
Interbank Deposits	-	770,416	2,389,770	2,073	3,162,259	3,675,272
Time Deposits (1)	97,360	25,036,663	17,747,873	44,601,320	87,483,216	86,527,732
Other Deposits	2,677	-	-	-	2,677	-
Total	50,316,605	25,807,079	20,137,643	44,603,393	140,864,720	141,886,012
Current					96,261,327	95,684,682
Long-term					44,603,393	46,201,330

(1) On September 30, 2016, includes R$45,062,839 of Certificates of Bank Deposit - CDB of hedge objects cash flow hedges (Note 6.b.V.b).

b) Money Market Funding

						Bank
					09/30/2016	12/31/2015
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		68,814,491	31,005,617	16,820,050	116,640,158	116,956,293
Government Securities		58,974,751	34,289	-	59,009,040	48,842,324
Others		9,839,740	30,971,328	16,820,050	57,631,118	68,113,969
Third Parties		29,346,828	-	-	29,346,828	10,827,806
Linked to Trading Portfolio Operations		-	3,771,675	23,449,682	27,221,357	19,914,633
Total		98,161,319	34,777,292	40,269,732	173,208,343	147,698,732
Current					132,938,611	99,365,655
Long-term					40,269,732	48,333,077

					Consolidated
				09/30/2016	12/31/2015
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	60,045,436	30,968,941	16,820,050	107,834,427	104,217,992
Government Securities	50,205,697	34,290	-	50,239,987	39,884,611
Debt Securities in Issue	5,748,392	30,823,495	16,718,287	53,290,174	58,978,887
Others	4,091,347	111,156	101,763	4,304,266	5,354,494
Third Parties	17,346,839	-	-	17,346,839	10,827,806
Linked to Trading Portfolio Operations	-	3,771,675	23,449,682	27,221,357	19,914,633
Total	77,392,275	34,740,616	40,269,732	152,402,623	134,960,431
Current				112,132,891	86,627,754
Long-term				40,269,732	48,332,677

c) Funds from Acceptance and Issuance of Securities

					Bank
				09/30/2016	12/31/2015
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	11,555,151	47,058,798	33,279,951	91,893,900	81,168,337
Real Estate Credit Notes - LCI (1)	6,789,751	15,425,606	976,384	23,191,741	23,795,322
Agribusiness Credit Notes - LCA (2)	1,644,129	4,395,841	456,062	6,496,032	2,096,616
Treasury Bills (3)	3,121,271	27,237,351	31,847,505	62,206,127	55,276,399
Securities Issued Abroad	620,623	6,094,780	75,488	6,790,891	13,472,296
Eurobonds	620,623	6,094,780	75,488	6,790,891	13,472,296
Funding by Structured Operations Certificates	221,550	861,143	26,973	1,109,666	784,952
Total	12,397,324	54,014,721	33,382,412	99,794,457	95,425,585
Current				66,412,045	44,201,390
Long-term				33,382,412	51,224,195

					Consolidated
				09/30/2016	12/31/2015
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	83,288	488,381	500,254	1,071,923	984,262
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	12,806,463	47,759,202	34,756,476	95,322,141	84,606,604
Real Estate Credit Notes - LCI (1)	6,789,751	15,425,606	976,384	23,191,741	23,796,209
Agribusiness Credit Notes - LCA (2)	1,644,129	4,395,841	456,062	6,496,032	2,096,616
Treasury Bills (3)	4,372,583	27,937,755	33,324,030	65,634,368	58,713,779
Securities Issued Abroad	620,623	6,094,780	75,488	6,790,891	13,472,296
Eurobonds	620,623	6,094,780	75,488	6,790,891	13,472,296
Funding by Structured Operations Certificates	221,550	861,143	26,973	1,109,666	784,952
Total	13,731,924	55,203,506	35,359,191	104,294,621	99,848,114
Current				68,935,430	46,814,955
Long-term				35,359,191	53,033,159

(1) Real Estate Credit Notes are fixed income securities guaranteed by mortgages and mortgage-backed securities or liens on property. On September 30, 2016, has maturities between 2016 to 2020 (On December 31, 2015 - maturities between 2016 to 2020).

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 87.0% to 94.0% of CDI. On September 30, 2016, has maturities between 2016 to 2018 (On December 31, 2015 - maturities between 2016 to 2018).

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On September 30, 2016, has maturities between 2016 to 2025 (On December 31, 2015 - maturities between 2016 to 2025).

(4) On September 30, 2016, includes the value of R$109,321 of Financial Bills cash flow "hedge" object (Note 6.b.V.b)

						Bank/Consolidated
					09/30/2016	12/31/2015
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	February and September-12	February-17	US$	4.6%	4,064,304	5,025,982
Eurobonds (1)	September-14	September-16	JPY	1.8%	-	35,743
Eurobonds	December-15	July-16	US$	2.7%	-	195,254
Eurobonds	January and June-11	January-16	US$	4.3%	-	3,268,431
Eurobonds (1)	March and May-13	March-16	R$	8.0%	-	1,255,841
Eurobonds (1)	April-12	April-16	CHF	3.3%	-	603,889
Eurobonds (1)	April-12	April-16	CLP	4.6%	-	135,388
Eurobonds	June-15	January-16	US$	1.1%	-	173,487
Eurobonds	July-15	January-16	US$	1.1%	-	839,956
Eurobonds	August-15	february-16	US$	1.2%	-	510,082
Eurobonds	August-15	february-16	US$	1.1%	-	291,345
Eurobonds	December-15	June-16	EUR	1.0%	-	170,053
Eurobonds	December-15	December-16	US$	3.0%	50,360	-
Eurobonds	February-16	March-17	US$	2.5%	39,535	-
Eurobonds	April-16	October-16	US$	1.0%	114,460	-
Eurobonds	June-16	July-17	US$	1.0%	471,132	-
Eurobonds	April-16	April-17	US$	1.0%	110,028	-
Eurobonds	July-16	July-17	US$	2.0%	754,278	-
Eurobonds	June-16	December-16	EUR	1.0%	73,164	-
Eurobonds	August-16	August-17	US$	2.0%	183,861	-
Eurobonds	September-16	September-17	US$	2.0%	193,446	-
Eurobonds	September-16	March-17	US$	1.4%	49,669	-
Eurobonds	September-16	September-17	US$	2.1%	35,237	-
Others					651,417	966,845
Total					6,790,891	13,472,296

(1) On December 31, 2015, includes R$1,995,118 in cash flow hedge operations, being R$603,889 indexed on foreign currency - Swiss Franc, R$135,388 in Chilean Peso and of R$1,255,841 indexed in Real (Note 6.b.V.b); and the amount of R$35,743 for market risk hedge operations indexed to foreign currency - YEN (Note 6.b.V.a).

d) Money Market Funding Expenses

						Bank
			07/01 to	0/01 to	07/01 to	0/01 to
			09/30/2016	09/30/2016	09/30/2015	09/30/2015
Time Deposits (1)			2,735,726	4,852,609	7,989,446	13,803,239
Savings Deposits			696,685	2,042,968	724,756	2,050,784
Interbank Deposits			2,462,842	6,729,157	1,261,505	2,493,189
Money Market Funding			6,035,222	18,152,368	4,883,716	13,760,444
Others (2)			3,583,077	15,053,400	3,058,161	8,389,793
Total			15,513,552	46,830,502	17,917,584	40,497,449

						Consolidated
			07/01 to	0/01 to	07/01 to	0/01 to
			09/30/2016	09/30/2016	09/30/2015	09/30/2015
Time Deposits (1)			2,709,614	4,774,946	7,981,347	13,782,069
Savings Deposits			696,685	2,042,968	724,756	2,050,784
Interbank Deposits			103,683	307,121	107,108	288,163
Money Market Funding			5,320,924	16,222,017	4,179,190	11,168,866
Upgrade and Provisions Interest and Pension Plans and Capitalization			32,973	96,714	33,003	91,081
Others (2)			3,742,425	15,520,297	3,212,622	8,818,259
Total			12,606,304	38,964,063	16,238,026	36,199,222

(1) In the Bank and Consolidated, in the quarter ended September 30, 2016, includes the record of interest in the amount of R$123,966 (2015 - R$80,662) and accumulated in the period the value to R$376,452 (2015 - R$373,072) related to the issuance of the Debt Instrument Eligible Tier I and II Capital (Note 21).

(2) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

					Bank
				09/30/2016	12/31/2015
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	-	-	-	-	4,333
Foreign Borrowings	10,201,810	18,016,924	2,020,616	30,239,350	36,683,300
Import and Export Financing Lines (1)	8,282,032	18,016,924	2,020,616	28,319,572	35,792,969
Other Credit Lines	1,919,778	-	-	1,919,778	890,331
Domestic Onlendings	1,474,119	3,551,425	11,589,025	16,614,569	16,262,891
Total	11,675,929	21,568,349	13,609,641	46,853,919	52,950,524
Current				33,244,278	38,515,974
Long-term				13,609,641	14,434,550

					Consolidated
				09/30/2016	12/31/2015
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	5,908	40,890	401,243	448,041	78,917
Foreign Borrowings	8,797,561	18,016,924	2,020,616	28,835,101	36,683,512
Import and Export Financing Lines (1)	8,282,032	18,016,924	2,020,616	28,319,572	35,793,181
Other Credit Lines	515,529	-	-	515,529	890,331
Domestic Onlendings	1,474,119	3,551,425	11,589,025	16,614,569	16,262,891
Total	10,277,588	21,609,239	14,010,884	45,897,711	53,025,320
Current				31,886,827	38,590,770
Long-term				14,010,884	14,434,550

(1) Includes the amount of R$2,062,511 (On December 31, 2015 - R$3,476,825), object obligations by "hedge" of market risk (Note 6.b.V.a ).

Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2019 (On December 31, 2015 - through 2019) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.9% p.a. to 25.35% p.a. (On December 31, 2015 - 0.3% p.a. to 7.4% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the BNDES, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

19. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

			Bank		Consolidated
		09/30/2016	12/31/2015	09/30/2016	12/31/2015
Provision for Tax Risks and Legal Obligations (Note 23.b)		4,475,180	4,475,644	7,032,466	6,973,763
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 23.i)		741,184	698,622	831,182	785,837
Deferred Tax Liabilities		1,805,514	1,092,959	2,305,378	1,642,819
Provision for Taxes and Contributions on Income		782,356	-	1,170,419	104,667
Taxes Payable		460,419	722,182	576,218	1,037,020
Total		8,264,653	6,989,407	11,915,663	10,544,106
Current		3,210,110	2,120,847	4,094,613	2,724,378
Long-term		5,054,543	4,868,560	7,821,050	7,819,728

a) Nature and Origin of Deferred Tax Liabilities

					Bank
		12/31/2015	Recognition	Realization	09/30/2016
Adjustment to Fair Value of Trading Securities and Derivatives (1)		999,137	-	(43,820)	955,317
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		61,270	781,525	-	842,795
Excess Depreciation of Leased Assets		7,188	-	(361)	6,827
Others		25,364	-	(24,789)	575
Total		1,092,959	781,525	(68,970)	1,805,514

			Acquisition/			Consolidated
		12/31/2015	Investment	Recognition	Realization	09/30/2016
Adjustment to Fair Value of Trading Securities and Derivatives (1)		1,057,929	-	57,674	(100,041)	1,015,562
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		65,740	-	804,622	(1,598)	868,764
Excess Depreciation of Leased Assets		485,278	800	1,277	(79,519)	407,836
Others		33,872	-	4,444	(25,100)	13,216
Total		1,642,819	800	868,017	(206,258)	2,305,378

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

						Bank
						09/30/2016
			Temporary Differences
Year			IRPJ	CSLL	PIS/Cofins	Total
2016			82,750	65,698	16,010	164,458
2017			287,605	228,124	55,597	571,326
2018			157,427	124,121	30,266	311,814
2019			156,858	93,091	30,266	280,215
2020			123,851	74,311	24,160	222,322
2021 to 2023			89,853	53,912	17,528	161,293
2024 to 2025			52,414	31,448	10,224	94,086
Total			950,758	670,705	184,051	1,805,514

						Consolidated
						09/30/2016
			Temporary Differences
Year			IRPJ	CSLL	PIS/Cofins	Total
2016			177,364	69,352	16,163	262,879
2017			367,305	233,771	56,206	657,282
2018			216,282	129,639	30,843	376,764
2019			215,929	97,431	30,749	344,109
2020			180,923	77,509	24,643	283,075
2021 to 2023			201,264	58,620	18,978	278,862
2024 to 2025			57,141	34,195	11,071	102,407
Total			1,416,208	700,517	188,653	2,305,378

20. Subordinated Debts

Consist of securities issued according to Bacen. Rules, which are used as Tier II Regulatory Capital for calculating operating limits, according to the proportion defined by CMN Resolution 4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

						Bank/Consolidated
					09/30/2016	12/31/2015
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$1,500	105.0% CDI	-	4,196,347
Subordinated Deposit Certificates	October-06	September-16	R$850	104.5% CDI	-	2,266,789
Subordinated Deposit Certificates	July-06 to October-06	July-16	R$447	104.5% CDI	-	1,230,505
Subordinated Deposit Certificates	May-08	May-15 to May-18	R$283	CDI (2)	94,911	114,467
Subordinated Deposit Certificates	May-08 to June-08	May-15 to June-18	R$268	IPCA (3)	359,047	289,196
Total					453,958	8,097,304
Current					-	7,685,328
Long Term					453,958	411,976

(1) Subordinated deposit certificates issued with yield paid at the end of the term together with the principal.

(2) Indexed between 100% and 112% of CDI.

(3) Indexed to the IPCA plus interest of 8.3% p.a. to 8.4% p.a.

21. Debt Instruments Eligible to Compose Capital

Details of the balance of Debt Instruments Eligible to Compose Capital for the issuance of equity instruments to compose the Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan, are as follows:

						Bank/Consolidated
					09/30/2016	12/31/2015
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (3)	Total	Total
Tier I (1)	January - 14	No Maturity (Perpetual)	R$3,000	7.375%	4,109,872	4,944,625
Tier II (2)	January - 14	January - 24	R$3,000	6.000%	4,098,769	5,017,520
Total					8,208,641	9,962,145
Current					67,990	218,009
Long-term					8,140,651	9,744,136

(1) Interest rate paid quarterly from April 29, 2014.

(2) Interest rate paid semiannually from July 29, 2014.

(3) The effective interest rate, considering the Taxes (IR) made by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

22. Other Payables - Others

				Bank		Consolidated
			09/30/2016	12/31/2015	09/30/2016	12/31/2015
Provision Technical for Pension and Capitalization Operations			-	-	1,678,710	1,606,820
Payables for Credit Cards			20,662,070	21,161,942	20,836,640	21,161,945
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 23.b)			4,633,255	4,261,045	4,914,745	4,514,269
Employee Benefit Plans (Note 35)			2,776,995	2,696,653	2,777,130	2,696,653
Payables for Acquisition of Assets and Rights			22,476	21,521	574,732	21,521
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 23.i)			4,328	4,136	4,328	4,136
Accrued Liabilities
Personnel Expenses			1,683,942	1,545,400	1,833,844	1,676,134
Administrative Expenses			212,655	242,810	407,644	263,383
Others Payments			35,359	62,414	165,546	159,425
Creditors for Unreleased Funds			392,654	573,869	392,654	573,869
Provision of Payment Services			363,940	357,001	363,940	357,001
Suppliers			317,948	318,148	890,811	847,439
Others (1)			3,527,006	3,927,127	6,274,906	6,240,518
Total			34,632,628	35,172,066	41,115,630	40,123,113
Current			29,019,121	29,651,285	34,667,231	33,880,803
Long-term			5,613,507	5,520,781	6,448,399	6,242,310

(1) At the consolidated, includes the obligation concerning the transfer of the FGB's Portfolio from Zurich Santander Brasil Seguros e Previdência S.A. for Evidence, the assets and reserves of that portfolio now being managed by Evidence from February 2, 2015 (Note 15).

23. Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

Bank and Consolidated, on September 30, 2016 and December 31, 2015, no contingent assets were accounted (Note 3.q).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			09/30/2016	12/31/2015	09/30/2016	12/31/2015
Reserve for Tax Contingencies and Legal Obligations (Note 19)			4,475,180	4,475,644	7,032,466	6,973,763
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 22)			4,633,255	4,261,045	4,914,745	4,514,269
Labor			2,587,326	2,422,387	2,694,086	2,505,553
Civil			2,045,929	1,838,658	2,220,659	2,008,716
Total			9,108,435	8,736,689	11,947,211	11,488,032

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			09/30/2016			09/30/2015
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,475,644	2,422,387	1,838,658	11,383,052	1,914,476	1,612,518
Recognition Net of Reversal (1) (2)	(81,897)	829,850	512,957	(7,006,339)	1,189,032	541,921
Inflation Adjustment	291,307	220,249	126,443	285,524	195,057	119,105
Write-offs Due to Payment (2)	(209,874)	(884,564)	(432,129)	(6,987)	(796,451)	(482,923)
Others	-	(596)	-	(29,623)	74,416	-
Balance at End	4,475,180	2,587,326	2,045,929	4,625,627	2,576,530	1,790,621
Escrow Deposits - Other Receivables	2,015,588	312,959	398,524	1,579,107	318,620	324,646
Escrow Deposits - Securities	25,132	6,000	7,293	45,681	9,395	6,871
Total Escrow Deposits (3)	2,040,720	318,959	405,817	1,624,788	328,015	331,517

						Consolidated
			01/01 to			01/01 to
			09/30/2016			09/30/2015
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6,973,763	2,505,553	2,008,716	14,205,897	1,984,590	1,776,857
Recognition Net of Reversal (1) (2)	(170,784)	873,009	600,828	(6,833,397)	1,220,755	636,618
Inflation Adjustment	437,568	229,120	141,134	461,873	203,203	133,415
Write-offs Due to Payment (2)	(210,667)	(916,748)	(539,264)	(144,231)	(827,948)	(593,372)
Acquisitions/Merger/ Reclassification of Societary Equity (Note 15)	-	3,934	6,604	(13,939)	468	1
Others	2,586	(782)	2,641	(29,623)	75,216	-
Balance at End	7,032,466	2,694,086	2,220,659	7,646,580	2,656,284	1,953,519
Escrow Deposits - Other Receivables	3,542,557	321,047	404,535	3,237,459	322,090	328,627
Escrow Deposits - Securities	26,364	6,000	7,315	46,946	9,395	6,890
Total Escrow Deposits (3)	3,568,921	327,047	411,850	3,284,405	331,485	335,517

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded tax expenses, other operating income and other operating expenses IR and CSLL.

(2) In 2015, includes the effects of the reversal of the provision for Cofins (Note 23.e).

(3) Refers to the values of escrow deposits, limited to the amount of the provision for contingency and don't include the escrow deposit, for possible contingencies and/or remote and appeal deposits.

d) Provisions for Contingent Civil, Labor, Tax and Social Security

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation loss of company stock businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of lawsuits whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Tax and Social Security

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

PIS and Cofins - R$1,635,634 Bank and R$3,236,494 Consolidated (12/31/2015 - R$1,530,261 Bank and R$3,026,674 Consolidated): Banco Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9,718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by "Superior Tribunal Federal" - "STF" "Supreme Court" decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods. On April 23, 2015, Supreme Court decision was published admitting the extraordinary resort interposed by the Union related to PIS and denying the proceed for the extraordinary resort interposed by Public Ministry concerning to the Cofins, in this case, been exclusively applicable to Banco Santander suit. On May 28, 2015 in Supreme Court’s plenary session, the inadmissibility of extraordinary resort related to Cofins was confirmed in a unanimous decision, that denied the provision of Special Resort interposed by Public Ministry. With this decision, the Cofins plea is decided, prevailing the Fourth Area Federal Regional Court’s judgment, from August 2007, propitiousness for Banco Santander. On August 19, 2015, the declaration of embargoes presented by Public Ministry were rejected unanimously at the plenary session of the Supreme Court. According to the legal advisor’s evaluation, the appreciation of Ban’s Resolution is very far for happen to change the decision’s content, handed down by the Supreme Court’s plenary. There are still pending of final judgment by the Supreme Court the Banco Santander PIS chargeability, as well as the PIS and Cofins chargeability’s from other controlled subsidiaries. In 2015, based on STF's decision, Banco Santander recorded the reversal of provisions made to cover the legal liabilities related to Cofins, amounting R$7,950 million (R$4,770 million, after tax effects).

Increase in CSLL Tax Rate - R$338,619 Bank and R$929,878 Consolidated (12/31/2015 - R$317,963 Bank and R$883,234 Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. Judicial proceedings are pending of judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

CSLL - Equal Tax Treatment - R$0 Bank and R$53,767 Consolidated (12/31/2015 - R$0 Bank and R$52,268 Consolidated): its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

Tax on Services for Financial Institutions (ISS) - R$765,602 Bank and R$783,157 Consolidated (12/31/2015 - R$739,004 Bank and R$755,440 Consolidated): the Banco Santander and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

Social Security Contribution (INSS) - R$323,792 Bank and R$343,441 Consolidated (12/31/2015 - R$507,836 Bank and R$527,111 Consolidated): Banco Santander and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$682,196 Bank and Consolidated (12/31/2015 - R$657,750 Bank and Consolidated): in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and DTVM had obtained a non favorable decision at CARF. On July 3rd , 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges on September 30, 2016 amounting R$1,283 million. Based on the evaluation of legal advisors, were consisted provision to the probable loss.

f) Lawsuits and Administrative Proceedings of Labor

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

g) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes classified as risk of loss likely are described below:

Lawsuits for Indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average losses of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Tribunal da Justiça (STJ - Justice Superior Court) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. However, the assessment of this question is paralyzed in the Supreme Court for lack of quorum, considering that some of his ministers declared themselves unable to judge the matter and therefore is likely to judgment remains paralyzed for several years yet. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for.

The shares tax classification with possible loss, totaling R$15,783 million, main processes being:

Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services challenging the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of September 30, 2016 the amount related to this challenge is approximately R$717 million.

INSS on Profits or Results (PLR) - Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of September 30, 2016 the amounts related to these proceedings totaled approximately R$2,913 million.

IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A., successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related to 2005 tax, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain tax paid was in compliance with the legislation. We had a partial favorable the decision on CARF, that disregard the fine and interest on this fine. Currently awaiting the assessment of a Amendment of Judgment by Zurich and the judgment of the Extraordinary Appeal filed by the Federal Government . The Banco Santander is responsible for any adverse outcome in this process as former controlling of Zurich Santander Brasil Seguros e Previdência S.A. As of September, 30, 2016 the amount related to this proceeding is approximately R$275 million.

Goodwill Amortization of Banco Real - The Brazilian Federal Revenue issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the base period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notices was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. On September 30, 2016, the figure was R$1,236 million.

Goodwill Amortization of Banco Sudameris - The Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012. Banco Santander timely presented their appeals, which are pending. On September 30, 2016, the figure was R$556 million.

The labor claims with classification of possible loss totaled R$85 million, excluding the process below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss totaled R$2,341 million, the main processes as follows:

Indemnity Lawsuit Arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça).

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage and still not handed down.

Lawsuit Arising out of a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts of R$741,184, R$715 and R$3,613 (On December 31, 2015 - R$698,622, R$890 and R$3,246) Bank and R$831,182, R$715 and R$3,613 (On December 31, 2015 - R$785,837, R$890 and R$3,246) Consolidated, respectively, recorded in other liabilities - tax and social security contributions (Note 19) and other liabilities - others (Note 22) the responsibility of the former controlling Banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

24. Stockholders’ Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require shareholders` approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

					Shares in Thousands
			09/30/2016			12/31/2015
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	78,198	103,621	181,819	56,305	81,279	137,584
Foreign Residents	3,772,773	3,608,491	7,381,264	3,794,666	3,630,833	7,425,499
Total	3,850,971	3,712,112	7,563,083	3,850,971	3,712,112	7,563,083
(-) Treasury Shares	(23,334)	(23,334)	(46,668)	(20,218)	(20,218)	(40,436)
Total Outstanding	3,827,637	3,688,778	7,516,415	3,830,753	3,691,894	7,522,647

b) Dividends and Interest on Capital

According to the Bank’s bylaws, shareholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been and will continue to be calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Shareholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves showed in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, provided that the total dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

						09/30/2016
		In Thousands		Brazilian Real per Thousand Shares/Units
		of Brazilian Real		Common	Preferred	Units
Interest on Capital (1) (2)			500,000	63.4290	69.7719	133.2009
Total			500,000

(1) Established by the Board of Directors in June 2016, Common Shares- R$53.9146, preferred - R$59.3061 and Units - R$113.2207 net of taxes.

(2) The amount of the interest on capital will be fully input into the mandatory dividends for the year 2016 and were be paid from August 26, 2016 without any compensation as monetary correction.

				09/30/2015
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Intercalary Dividends (1) (3)	150,000	18.9474	20.8421	39.7895
Intermediate Dividends (2) (4)	3,050,000	385.8116	424.3927	810.2043
Total	3,200,000

(1) Established by the Board of Directors in March 2015.

(2) Established by the Board of Directors in September 2015.

(3) The amount of the intercalary dividends were fully attributed to mandatory dividends for the year 2015 and were paid from August 28, 2015, without any compensation to the restatement.

(4) The amount of the intermediate dividends were fully attributed to mandatory dividends for the year 2015 and were paid from October 5, 2015, without any compensation to the restatement.

c) Reserves

Net income, after deductions and statutory provisions, will be allocated as follows:

Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares of our own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of shareholders remuneration.

d) Treasury Shares

In the meeting held on November 3, 2015, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2015, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 39,391,314 Units, representing 39,391,314 common shares and 39,391,314 preferred shares, or the ADRs, which, on October 31, 2015, corresponded to approximately 1.04% of the Bank’s share capital. On September 30, 2015, the Bank held 393,913,149 common shares and 421,717,564 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans.

The term of the Buyback Program is 365 days counted from November 4, 2015, and will expire on November 4, 2016.

			Bank/Consolidated
			Shares in Thousands
		09/30/2016		12/31/2015
		Quantity		Quantity
	Units	ADRs	Units	ADRs
Treasury Shares at Beginning of the Period	7,080,068	13,137,665	16,531,177	13,080,565
Cancellation of ADRs (1)	13,137,665	(13,137,665)	-	-
Cancellation of Shares (2)	-	-	(18,878,954)	-
Shares Acquisitions	11,376,000	-	13,873,413	57,100
Payment - Share-Based Compensation	(8,260,455)	-	(4,445,568)	-
Treasury Shares at End of Period	23,333,278	-	7,080,068	13,137,665
Balance of Treasury Shares in Thousands of Reais (2) (3)	444,657	-	106,764	317,094

Cost/Market Value	Units	ADRs	Units	ADRs
Minimum Cost	R$ 7.55	US$ 4.37	R$ 11.01	US$ 4.37
Weighted Average Cost	R$ 15.47	US$ 6.17	R$ 14.28	US$ 6.17
Maximum Cost	R$ 22.96	US$ 10.21	R$ 18.51	US$ 10.21
Market Value	R$ 22.00	US$ 6.70	R$ 16.04	US$ 3.89

(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.

(2) Extraordinary General Meeting held on December 14, 2015 the cancellation of 18,878,954 Units was approved (18,878,954 ON and 18,878,954 PN totaling 37,757,908 treasury shares) equivalent to R$268,573.

(3) The total number of treasury shares on September 30, 2016 is R$444,798 (12/31/2015 - R$423,953) and includes issuance costs amounting to R$132 (12/31/2015 - R$95).

Additionally, in the period ended at September 30, 2016, treasury shares were traded, that resulted in a gain of R$1,037 (2015 - R$3,918) recorded directly in equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is reduced mainly to unrealized results of R$3,802 (12/31/2015 - R$2,216). In the third quarter of 2016, were realized results in the amount of R$1,499 (2015 - R$8,729) and accumulated in the period of R$6,384 (2015 - R$6,948), includes values referred to trading with third parties NTN-C and part of NTN-F, related to the sale made by Banco Santander to Santander Leasing (Note 6. a III) recorded previously as unrealized results (2012 - R$514,532).

25. Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by CMN Resolution 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As established by CMN Resolution 4,193/2013 requirement for PR is 11% until December 31, 2015, from January 2016 the requirement is to 9.875% plus 0.625% of conservation of capital, totaling 10.5% until December 2016, for the Tier I is 6% and the Main Capital is 4.5%.

As a continuation the adoption of the rules established by CMN Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution 4,280/2013.

Index is calculated on a consolidated basis, as showed below:

	09/30/2016 (1)	12/31/2015 (1)
Tier I Regulatory Capital	59,112,640	52,976,575
Principal Capital	55,002,769	48,031,704
Supplementary Capital	4,109,871	4,944,870
Tier II Regulatory Capital	4,189,561	5,182,065
Regulatory Capital (Tier I and II)	63,302,201	58,158,640
Regulatory Capital Required	35,507,558	40,683,466
Credit Risk (2)	30,064,057	36,508,169
Market Risk (3)	2,472,501	2,300,969
Operational Risk	2,971,000	1,874,328
Basel I Ratio	16.4	14.3
Basel Principal Capital	15.3	13.0
Basel Regulatory Capital	17.6	15.7

(1) Amounts calculated based on the consolidated information provided by the Consolidated Prudential.

(2) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3,714 of August 20, 2014, which amending Bacen Circular 3,644 of March 4, 2013.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Required Regulatory Capital. A report with further details of the structure and methodology will be disclosed at the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index.

26. Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting held on March 22, 2016 approved, in accordance with the favorable opinion of the Compensation and Appointment Committee, the global compensation proposal for managers (Board of Directors and Executive Officers) for the 2016 financial year, in the overall amount of R$300,000, covering fixed, variable and equity-based compensation and other benefits. The proposal was approved by the Ordinary General Meeting (OGM) held on April 29, 2016.

a.1) Long Term Benefits

The Bank, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs tied to the performance of the market price of its shares, based on the achievement of certain goals (Note 35.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

			07/01 to	01/01 to	07/01 to	01/01 to
			09/30/2016	09/30/2016	09/30/2015	09/30/2015
Fixed Compensation			25,245	65,388	14,207	43,203
Variable Compensation			9,901	64,595	26,937	79,228
Others			3,269	10,972	4,037	12,304
Total Short-Term Benefits			38,415	140,955	45,181	134,735
Shares Based Payments			-	-	3,471	18,242
Total Long-Term Benefits			-	-	3,471	18,242
Total (1)			38,415	140,955	48,652	152,977

(1) Refers to the amount paid by Banco Santander to its Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander.

Additionally, in the third quarter of 2016, charges were collected on management compensation in the amount of R$8,006 (2015 - R$7,440) and accumulated in the period the value of R$22,061 (2015 - R$20,776).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does not give right to any financial compensation.

c) Lending Operations

The current law prevents the Bank to grant loans or advances to:

I - officers, members of the Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities that holds more than 10% of Banco Santander´s share capital;

III - legal entities in which Banco Santander holds more than 10% of its share capital;

IV - legal entities in which any of the officers, members of the Board of Directors and Audit Committee, as well as their spouses or relatives up to the second degree, hold more than 10% of the share capital.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

					Shares in Thousands
	09/30/2016
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V.(1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Banco Santander, S.A. (1)	518,207	13.5%	519,089	14.0%	1,037,296	13.7%
Santander Insurance Holding, S.L. (SIH) (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC (Qatar Holding)	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	4,316	0.1%	4,330	0.1%	8,646	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	176,288	4.6%	204,079	5.5%	380,367	5.0%
Total Outstanding	3,827,637	99.5%	3,688,778	99.4%	7,516,415	99.4%
Treasury Shares	23,334	0.5%	23,334	0.6%	46,668	0.6%
Total	3,850,971	100.0%	3,712,112	100.0%	7,563,083	100.0%
Free Float (2)	388,416	10.1%	416,221	11.2%	804,637	10.6%

					Shares in Thousands
	12/31/2015
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
GES (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Banco Santander, S.A. (1)	518,207	13.5%	519,089	14.0%	1,037,296	13.7%
SIH (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,066	0.1%	3,088	0.1%	6,154	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	180,654	4.6%	208,437	5.6%	389,091	5.1%
Total Outstanding	3,830,753	99.5%	3,691,894	99.5%	7,522,647	99.5%
Treasury Shares	20,218	0.5%	20,218	0.5%	40,436	0.5%
Total	3,850,971	100.0%	3,712,112	100.0%	7,563,083	100.0%
Free Float (2)	391,532	10.2%	419,337	11.3%	810,869	10.7%

(1) Companies of the Santander Spain Group.

(2) Composed of Employees, Qatar Holding and Others.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect in view of the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

The main transactions and balance are as follows:

					Bank
	Assets			Assets
	(Liabilities)	Income (Expenses)		(Liabilities)	Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2016	12/31/2015	09/30/2015	09/30/2015
Cash	496,482	-	-	245,412	-	-
Banco Santander Espanha (2)	492,587	-	-	243,943	-	-
Banco Santander (México), S.A. (4)	550	-	-	65	-	-
Banco Santander Totta, S.A. (4)	3,307	-	-	1,303	-	-
Others	38	-	-	101	-	-
Interbank Investments	38,347,867	1,120,337	3,210,650	52,550,064	948,381	2,560,003
Aymoré CFI (3)	26,405,152	870,244	2,538,126	26,952,013	813,098	2,265,889
Banco Santander Espanha (1) (2)	4,674,528	8,245	30,112	20,699,539	10,646	21,192
CFI RCI Brasil (3)	-	-	-	923,412	40,799	125,057
Banco PSA (3)	609,690	-	-	-	-	-
Banco RCI Brasil S.A. (Current Corporate Name of RCI Brasil Leasing) (3)	494,061	33,534	102,056	-	-	-
Olé Consignado (Current Corporate Name of Banco Bonsucesso Consignado S.A.) (3) (11)	6,164,436	208,314	540,356	3,975,100	83,838	147,865
Securities	87,118,877	2,919,891	7,867,508	66,689,757	1,990,419	4,977,309
Santander Leasing (3)	87,118,877	2,919,891	7,867,508	66,689,757	1,990,419	4,977,309

					Bank
	Assets			Assets
	(Liabilities)	Income (Expenses)		(Liabilities)	Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2016	12/31/2015	09/30/2015	09/30/2015
Derivatives Financial Instruments - Net	(310,701)	89,959	651,930	(724,100)	(657,362)	(733,459)
Santander Benelux, S.A., N.V. (Santander Benelux) (4)	-	-	-	-	273,814	352,597
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	(290,259)	45,866	171,517	(379,239)	(265,447)	(449,273)
Abbey National Treasury Services Plc (Abbey National Treasury)(4)	(95,346)	(1,028)	36,223	(156,976)	(55,670)	(98,235)
Banco Santander Espanha (2)	40,037	(7,541)	(19,155)	(178,841)	(475,418)	(524,336)
Santander FI Amazonas (3)	12,524	85,107	486,323	(44,814)	1,000	2,000
Santander Paraty (3) (Nota 2)	-	25,943	-	2,804	(83)	(83)
Santander FI Hedge Strategies (3) (Note 2)	(179,399)	(211,433)	(211,433)	-	-	-
Santander FI Diamantina (3)	201,742	153,045	188,455	32,966	(135,558)	(16,192)
Banco Bandepe (3)	-	-	-	-	-	63
Loan Operations	-	(131)	1,295	207	290	1,007
Cibrasec (5)	-	(131)	1,295	207	290	1,007
Dividends and Bonuses Receivables	100,000	150	150	152,389	56,099	326,463
Aymoré CFI (3)	-	-	-	107,926	-	50,000
Santander Leasing (3)	-	-	-	-	-	200,364
Santander Securities Services Brasil DTVM S.A. (4) (9)	-	-	-	-	34,000	34,000
CFI RCI Brasil (3)	-	-	-	7,480	22,099	22,099
Santander Participações (3)	-	-	-	795	-	-
Sancap (3)	100,000	-	-	35,832	-	-
Santander CCVM (3)	-	-	-	-	-	20,000
Others	-	150	150	356	-	-
Trading Account	199,553	295	1,128	831,967	467	984
Abbey National Treasury (4)	94,805	95	299	135,165	25	48
Banco Santander Espanha (2)	104,748	200	829	696,802	442	936
Foreign Exchange Portfolio - Net	158,430	213,200	89,976	142,919	35,580	(386,644)
Banco Santander Espanha (2)	158,430	213,200	89,976	142,919	30,935	(405,432)
Santander Benelux (4)	-	-	-	-	4,645	18,788
Receivables from Affiliates	13,239,522	547,299	1,831,488	756,216	549,367	1,758,798
Zurich Santander Brasil Seguros e Previdência S.A. (6)	721,346	316,820	1,069,774	738,006	203,070	1,052,064
Zurich Santander Brasil Seguros S.A. (6)	-	39,161	173,948	-	150,958	150,958
Santander Capitalização S.A. (3)	17,812	56,372	166,167	18,024	50,827	139,560
Aymoré CFI (3)	-	98,142	315,028	-	111,725	316,426
Santander CCVM (3)	-	25,182	70,585	-	21,462	59,474
Santander Leasing (3)	-	603	3,041	-	1,539	7,999
Santander Brasil Asset (6)	-	-	-	-	(1,244)	1,243
Santander Serviços (3)	-	4,762	14,285	-	4,761	10,329
Santander Microcrédito (3)	-	2,067	5,562	-	1,588	5,125
Santander Brasil Consórcio (3)	-	1,049	2,666	-	688	4,909
Santander Participações (3)	498	250	2,750	-	1,450	3,535
Getnet S.A. (3) (11)	12,499,866	-	-	-	-	-
Others	-	2,891	7,682	186	2,543	7,176
Non-Operating Result	-	-	-	-	750,550	784,954
Capital Riesgo Global (4)	-	-	-	-	-	34,404
Santander Securities Services Brasil Participações S.A. (4) (Nota 33)	-	-	-	-	750,550	750,550

					Bank
	Assets			Assets
	(Liabilities)	Income (Expenses)		(Liabilities)	Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2016	12/31/2015	09/30/2015	09/30/2015
Other Receivables - Others	7,710	8,500	30,516	13,052	6,583	19,266
Banco Santander Espanha (2)	4,764	-	1,540	12,468	-	-
Santander Capitalização S.A. (3)	2,677	2,491	6,414	326	934	2,766
Santander Paraty (3) (Note 2)	-	-	-	-	-	1,792
Banco Santander International (4)	-	4,259	16,980	-	3,446	8,804
Santander Securities Services Brasil DTVM S.A. (4) (9)	-	407	1,580	-	587	1,760
Others	269	1,343	4,002	258	1,616	4,144
Deposits	(75,378,220)	(2,468,523)	(6,707,746)	(61,414,166)	(1,209,112)	(2,372,083)
Santander Leasing (3)	(67,356,234)	(2,250,409)	(6,050,681)	(54,773,424)	(1,040,690)	(1,965,257)
Banco Santander Espanha (2)	(142,824)	-	-	(1,360)	-	-
Aymoré CFI (3)	(2,800,679)	(107,907)	(333,070)	(3,149,573)	(96,086)	(213,490)
Banco Bandepe (3)	(1,048,048)	(35,126)	(110,825)	(1,320,479)	(42,383)	(109,298)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(33,049)	-	-	(95,537)	-	-
Zurich Santander Brasil Seguros S.A. (6)	(2,792)	-	-	(23,878)	-	-
Santander Brasil Gestão de Recursos Ltda. (6)	(20,430)	(3,958)	(10,636)	(30,990)	(73)	(2,115)
Sancap (3)	(21,709)	(673)	(1,538)	(8,014)	(76)	(214)
Santander Brasil Asset (6)	(11,127)	(477)	(1,385)	(12,360)	(677)	(1,680)
Webmotors S.A. (7)	(215,790)	(7,332)	(21,373)	(217,534)	(5,700)	(16,041)
Fundo de Investimento Santillana (4)	(750,685)	(22,893)	(64,421)	(616,399)	(1,708)	(2,526)
Isban Brasil S.A. (4)	(20,300)	(725)	(2,501)	(43,842)	(65)	(549)
Produban Serviços de Informática S.A. (4)	(24,181)	(621)	(1,506)	(29,993)	(367)	(580)
CFI RCI Brasil (3)	-	-	-	(31,656)	-	-
Banco RCI Brasil S.A. (Current Corporate Name of RCI Brasil Leasing) (3)	(162,225)	(2,266)	(8,725)	(6,140)	(51)	(83)
Santander Microcrédito (3)	(7,889)	(271)	(942)	(10,425)	(7)	(227)
Santander Participações (3)	(677,546)	(22,592)	(62,156)	(582,370)	(3,440)	(6,801)
Santander Securities Services Brasil DTVM S.A. (4) (9)	(167,114)	(5,852)	(14,887)	(147,627)	(13,892)	(41,780)
Santander Brasil Consórcio (3)	(78,979)	(2,495)	(6,954)	(67,831)	(477)	(2,033)
Santander Paraty (3)	-	-	-	(74,765)	(119)	(418)
Santander FI Hedge Strategies (3) (Note 2)	(167,748)	-	-	-	-	-
Santander Capitalização S.A. (3)	(8,772)	-	-	(8,024)	-	-
Santander CCVM (3)	(47,267)	(1,810)	(6,144)	(76,689)	(3,236)	(8,376)
Santander FI SBAC (3)	-	-	-	(15,726)	-	-
Santander Securities Services Brasil Participações S.A. (4)	(50,843)	(958)	(2,462)	-	-	-
Super Pagamentos (3)	(27,566)	(755)	(1,620)	-	-	-
Webcasas S.A. (3)	(21,806)	(734)	(2,082)	(20,224)	-	-
Santander Brasil Advisory (3)	(12,163)	(409)	(1,177)	-	-	-
Santander Brasil EFC (3)	(1,404,249)	-	-	-	-	-
Others	(96,205)	(260)	(2,661)	(49,306)	(65)	(615)

					Bank
	Assets			Assets
	(Liabilities)	Income (Expenses)		(Liabilities)	Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2016	12/31/2015	09/30/2015	09/30/2015
Repurchase Commitments	(20,954,622)	(720,510)	(1,957,508)	(12,780,319)	(744,988)	(2,693,400)
Fundo de Investimento Santillana (4)	(148,903)	(5,692)	(26,353)	-	-	-
Getnet S.A. (3)	(36,677)	(5,417)	(13,613)	(104,485)	(2,857)	(6,807)
Santander FI Amazonas (3)	(95,083)	(5,556)	(17,594)	(176,971)	(9,897)	(15,400)
Santander FI Financial (3)	(9,531,877)	(319,719)	(900,477)	(8,634,290)	(279,308)	(732,383)
Santander Leasing (3)	(10,784,999)	(370,755)	(975,825)	(3,664,176)	(389,246)	(1,780,125)
Banco Bandepe (3)	(4,388)	(1,525)	(4,896)	(54,239)	(245)	(865)
Santander CCVM (3)	(7,349)	(319)	(905)	(9,055)	(376)	(1,360)
Santander FI SBAC (3)	(3,541)	(145)	(1,181)	(22,858)	(736)	(2,207)
Santander FI Guarujá (3)	(23,474)	(1,650)	(2,303)	-	-	-
Santander Brasil Gestão de Recursos Ltda. (6)	-	-	-	(41,192)	(5,338)	(10,260)
Santander Securities Services Brasil Participações S.A. (4)	-	-	-	-	(21,040)	(71,787)
Santander FI Diamantina (3)	(5,029)	(2,344)	(6,424)	(60,300)	(1,865)	(4,624)
Super Pagamentos (3)	-	(592)	(997)	(11,928)	(941)	(2,411)
Santander Brasil Advisory (3)	-	-	-	-	(391)	(1,059)
Webmotors S.A. (7)	-	-	-	-	(1,218)	(2,205)
Santander Brasil Consórcio (3)	-	-	-	-	(1,722)	(4,175)
Isban Brasil S.A. (4)	-	-	-	-	(2,510)	(5,327)
Produban Serviços de Informática S.A. (4)	-	-	-	-	(874)	(2,268)
Webcasas S.A. (3)	-	-	-	-	(672)	(1,783)
Santander Participações (3)	-	-	-	-	(24,992)	(46,626)
Santander Microcrédito (3)	-	-	-	-	(424)	(930)
Banco PSA (3)	(313,154)	(6,703)	(6,703)	-	-	-
Others	(148)	(93)	(237)	(825)	(336)	(798)
Funds from Acceptance and Issuance of Securities	-	120	-	-	-	-
Super Pagamentos (3)	-	120	-	-	-	-
Borrowings and Onlendings	(128,340)	-	-	(239,538)	-	-
Banco Santander Espanha (2)	(124,525)	-	-	(217,677)	-	-
Banco Santander S.A. (Uruguay) (4)	(3,815)	-	-	(20,533)	-	-
Santander Trade Services, Ltd. (4)	-	-	-	(1,328)	-	-
Dividends and Bonuses Payables	-	-	-	(2,488,913)	-	-
Banco Santander Espanha (2)	-	-	-	(385,067)	-	-
Sterrebeeck B.V. (2)	-	-	-	(1,313,926)	-	-
GES (2) (4)	-	-	-	(788,118)	-	-
SIH (4)	-	-	-	(1,398)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.(Banco Madesant) (4)	-	-	-	(404)	-	-
Payables from Affiliates	(44,974)	(94,638)	(309,935)	(8,631)	(137,366)	(515,679)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (4)	(10,090)	(2,672)	(16,409)	-	(5,797)	(14,080)
Isban Brasil S.A. (4)	(18,902)	(23,534)	(75,003)	-	(24,301)	(70,228)
Produban Serviços de Informática S.A. (4)	(1,825)	(44,598)	(136,830)	-	(36,251)	(107,905)
Konecta Brazil Outsourcing Ltda.(4)	-	-	-	-	(46,154)	(67,863)
Ingenieria de Software Bancário, S.L. (Ingeniería) (4)	(2,368)	(1,040)	(13,310)	-	(7,237)	(14,980)
Santander Microcrédito (3)	(1,656)	(8,185)	(27,268)	(6,903)	(9,276)	(26,968)
Banco Santander Espanha (2)	(7,113)	(72)	(492)	-	263	-
Santander Leasing (3)	-	-	-	-	1,447	(187,177)
Getnet S.A. (3)	(1,772)	(4,872)	(12,976)	(753)	(2,316)	(5,750)
Santander Securities Services Brasil DTVM S.A. (4) (9)	(1,179)	(9,327)	(26,209)	(899)	(5,520)	(15,359)
Others	(69)	(338)	(1,438)	(76)	(2,224)	(5,369)
Debt Instruments Eligible to Compose Capital	(7,766,366)	(94,565)	(282,646)	(9,435,823)	(94,565)	(282,646)
Banco Santander Espanha (2) (8)	(7,766,366)	(94,565)	(282,646)	(9,435,823)	(94,565)	(282,646)

					Bank
	Assets			Assets
	(Liabilities)	Income (Expenses)		(Liabilities)	Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2016	12/31/2015	09/30/2015	09/30/2015
Donations	-	(3,300)	(10,000)	-	(500)	(6,500)
Fundação Sudameris	-	(3,300)	(10,000)	-	(500)	(6,500)
Other Payables - Others	(13,643)	(298,745)	(953,980)	(68,944)	(313,030)	(852,637)
Banco Santander Espanha (2)	-	(795)	(2,723)	-	(899)	(15,591)
Isban Brasil S.A. (4)	-	(74,259)	(223,300)	-	(76,080)	(219,467)
TecBan (7)	-	(53,446)	(155,762)	-	(53,015)	(117,986)
Ingeniería (4)	-	(9,441)	(27,893)	-	(8,985)	(25,644)
Produban Serviços de Informática S.A. (4)	-	(12,944)	(41,539)	-	(14,519)	(42,784)
Produban Servicios (4)	-	(394)	(1,163)	-	(332)	(997)
Aquanima Brasil Ltda. (4)	-	(6,018)	(18,056)	-	(5,643)	(16,931)
Getnet S.A. (3)	(13,643)	(134,639)	(466,941)	(66,367)	(153,156)	(412,033)
Santander Securities Services Brasil DTVM S.A. (4) (9)	-	(5,355)	(12,988)	(2,577)	-	-
Others	-	(1,454)	(3,615)	-	(401)	(1,204)

					Consolidated
	Assets			Assets
	(Liabilities)		Income (Expenses)	(Liabilities)		Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2016	12/31/2015	09/30/2015	09/30/2015
Cash	649,833	-	-	1,868,163	-	-
Banco Santander Espanha (2)	645,938	-	-	1,866,694	-	-
Banco Santander (México), S.A. (4)	550	-	-	65	-	-
Banco Santander Totta, S.A. (4)	3,307	-	-	1,303	-	-
Others	38	-	-	101	-	-
Interbank Investments	4,674,528	8,245	30,112	20,699,539	10,646	21,192
Banco Santander Espanha (1) (2)	4,674,528	8,245	30,112	20,699,539	10,646	21,192
Derivatives Financial Instruments - Net	(459,000)	27,060	137,181	(944,627)	(485,578)	(698,545)
Santander Benelux (4)	-	-	-	-	273,814	352,597
Fundo de Investimento Santillana (4)	(290,259)	45,866	171,517	(379,239)	(265,447)	(449,273)
Abbey National Treasury (4)	(95,346)	(1,028)	36,223	(156,976)	(55,670)	(98,235)
Banco Santander Espanha (2)	(73,395)	(17,778)	(70,559)	(408,412)	(438,275)	(503,634)
Trading Account	199,553	851	8,144	831,967	381,158	84,691
Banco Santander Espanha (2)	104,748	756	7,845	696,802	381,133	84,643
Abbey National Treasury (4)	94,805	95	299	135,165	25	48
Foreign Exchange Portfolio - Net	(158,430)	213,200	89,976	142,919	35,579	(386,645)
Banco Santander Espanha (2)	(158,430)	213,200	89,976	142,919	30,934	(405,433)
Santander Benelux (4)	-	-	-	-	4,645	18,788
Receivables from Affiliates	738,435	401,143	1,362,795	753,767	355,449	1,205,093
Zurich Santander Brasil Seguros e Previdência S.A. (6)	738,435	361,705	1,188,018	753,581	205,400	1,052,064
Zurich Santander Brasil Seguros S.A. (6)	-	39,161	173,948	-	150,958	150,958
Santander Brasil Asset (6)	-	-	-	-	(1,244)	1,243
Others	-	277	829	186	335	828
Non-Operating Result	-	-	-	-	750,550	784,954
Capital Riesgo Global (4)	-	-	-	-	-	34,404
Santander Securities Services Brasil Participações S.A. (4) (Nota 33)	-	-	-	-	750,550	750,550
Other Receivables - Others	112,305	5,602	23,327	247,744	43,345	131,551
Banco Santander Espanha (2)	112,305	169	1,709	247,744	-	15
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	-	-	-	19,421	84,743
Zurich Santander Brasil Seguros S.A. (6)	-	-	-	-	19,050	34,361
Banco Santander International (4)	-	4,259	16,980	-	3,446	8,804
Others	-	1,174	4,638	-	1,428	3,628

					Consolidated
	Assets			Assets
	(Liabilities)	Income (Expenses)		(Liabilities)	Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2016	12/31/2015	09/30/2015	09/30/2015
Non - Current Assets Held for Sale (Note 13)	-	-	-	487,386	-	-
BW Guirapá I S.A. (3)	-	-	-	487,386	-	-
Deposits	(1,225,645)	(35,571)	(98,060)	(857,383)	(2,951)	(7,798)
Banco Santander Espanha (2)	(142,824)	-	-	(1,360)	-	-
Zurich Santander Brasil Seguros S.A. (6)	(2,792)	-	-	(23,878)	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(33,049)	-	-	(95,537)	-	-
Isban Brasil S.A. (4)	(20,300)	(725)	(2,501)	(43,842)	(65)	(549)
Produban Serviços de Informática S.A. (4)	(24,181)	(621)	(1,506)	(29,993)	(367)	(580)
Santander Brasil Gestão de Recursos Ltda. (6)	(20,430)	(3,958)	(10,636)	(30,990)	(73)	(2,115)
Fundo de Investimento Santillana (4)	(750,685)	(22,893)	(64,421)	(616,399)	(1,708)	(2,526)
Santander Brasil Asset (6)	(11,127)	(477)	(1,385)	(12,360)	(677)	(1,680)
Santander Securities Services Brasil DTVM S.A. (4) (9)	(167,114)	(5,852)	(14,887)	-	-	-
Santander Securities Services Brasil Participações S.A. (4)	(50,843)	(958)	(2,462)	-	-	-
Others	(2,300)	(87)	(262)	(3,024)	(61)	(348)
Repurchase Commitments	(148,903)	(5,689)	(26,353)	(42,017)	(29,867)	(89,938)
Produban Serviços de Informática S.A. (4)	-	-	-	-	(874)	(2,268)
Isban Brasil S.A. (4)	-	-	-	-	(2,510)	(5,327)
Santander Brasil Gestão de Recursos Ltda. (6)	-	-	-	(41,192)	(5,338)	(10,260)
SAM Brasil Participações S.A. (6)	-	3	-	(825)	(67)	(185)
Santander Securities Services Brasil Participações S.A. (4)	-	-	-	-	(21,040)	(71,787)
Fundo de Investimento Santillana (4)	(148,903)	(5,692)	(26,353)	-	-	-
Universia Brasil, S.A. (4)	-	-	-	-	(38)	(111)
Borrowings and Onlendings	(128,340)	-	-	(239,538)	-	-
Banco Santander Espanha (2)	(124,525)	-	-	(217,677)	-	-
Banco Santander S.A. (Uruguay) (4)	(3,815)	-	-	(20,533)	-	-
Santander Trade Services, Ltd. (4)	-	-	-	(1,328)	-	-
Dividends and Bonuses Payables	-	-	-	(2,488,509)	-	-
Sterrebeeck B.V. (2)	-	-	-	(1,313,926)	-	-
GES (2) (4)	-	-	-	(788,118)	-	-
SIH (4)	-	-	-	(1,398)	-	-
Banco Santander Espanha (2)	-	-	-	(385,067)	-	-
Payables from Affiliates	(41,708)	(84,114)	(276,595)	(443)	(121,081)	(292,153)
Banco Santander Espanha (2)	(7,170)	(203)	(908)	-	195	(173)
Produban Servicios (4)	(10,090)	(2,877)	(17,835)	-	(6,184)	(14,897)
Isban Brasil S.A. (4)	(18,990)	(25,111)	(78,528)	(375)	(26,299)	(77,432)
Produban Serviços de Informática S.A. (4)	(1,842)	(44,680)	(136,975)	-	(33,478)	(108,491)
Ingeniería (4)	(2,368)	(1,040)	(13,310)	-	(7,257)	(15,238)
Konecta Brazil Outsourcing Ltda. (4)	-	-	-	-	(46,154)	(67,863)
Santander Brasil Asset (6)	(69)	(746)	(2,014)	-	(549)	(1,448)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	-	-	-	-	(2,329)
Santander Securities Services Brasil DTVM S.A. (4) (9)	(1,179)	(9,327)	(26,209)	-	-	-
Others	-	(130)	(816)	(68)	(1,355)	(4,282)
Debt Instruments Eligible to Compose Capital	(7,766,366)	(94,565)	(282,646)	(9,435,823)	(94,565)	(282,646)
Banco Santander Espanha (2) (8)	(7,766,366)	(94,565)	(282,646)	(9,435,823)	(94,565)	(282,646)
Donations	-	(4,970)	(15,381)	-	512	(12,068)
Santander Cultural	-	(670)	(2,281)	-	1,812	(2,458)
Fundação Sudameris	-	(3,300)	(10,000)	-	(500)	(6,500)

					Bank
	Assets			Assets
	(Liabilities)	Income (Expenses)		(Liabilities)	Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2016	12/31/2015	09/30/2015	09/30/2015
Fundação Santander	-	(1,000)	(3,100)	-	(800)	(1,970)
Instituto Escola Brasil	-	-	-	-	-	(1,140)
Other Payables - Other	(12,805)	(113,496)	(340,279)	(16,589)	(112,033)	(336,518)
Banco Santander Espanha (2)	-	(797)	(2,730)	-	(899)	(15,591)
Isban Brasil S.A. (4)	-	(77,949)	(233,932)	-	(79,841)	(230,369)
Produban Serviços de Informática S.A. (4)	-	(13,299)	(42,566)	-	(14,846)	(43,743)
Ingeniería (4)	-	(9,517)	(28,139)	-	(9,172)	(26,186)
Produban Servicios (4)	-	(394)	(1,163)	-	(332)	(997)
Aquanima Brasil Ltda. (4)	-	(6,018)	(18,056)	-	(5,643)	(16,931)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(12,805)	-	-	(13,969)	(877)	(1,453)
Santander Securities Services Brasil DTVM S.A. (4) (9)	-	(5,355)	(12,988)	-	-	-
Others	-	(167)	(705)	(2,620)	(423)	(1,248)

(1) Refers to investments in foreign currency (overnight) with maturity on October 3, 2016 and interest rates of 0.17% p.a. (On December 31, 2015 - with maturity on January 4, 2016 and interest rates of 0.17% p.a.) maintained by the Bank's Santander Brasil and its Grand Cayman Branch.

(2) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 26.d), through its subsidiary GES and Sterrebeeck B.V.

(3) Controlled - Banco Santander.

(4) Controlled - Banco Santander Spain.

(5) Jointly Controlled - Banco Santander.

(6) Associated Company - Banco Santander Spain.

(7) Jointly Controlled - Santander Serviços.

(8) Refers to the portion acquired by the Parent Due to Regulatory Capital Optimization Plan held in the first half of 2014.

(9) On August 31, 2015 it was sold all shares of Santander Securities Services Brasil DTVM S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander Espanha (Note 15 and 37.d).

(10) At the ESM of March 3, 2016 was approved the change from the name of Banco Bonsucesso Consignado S.A. for Banco Olé Bonsucesso Consignado S.A., the change process has been approved by the Bacen on June 1, 2016 (Note 15).

(11) Corresponds to receivable values related to the Acquiring business.

27. Income from Services Rendered and Banking Fees

						Bank
			07/01 to	01/01 to	07/01 to	01/01 to
			09/30/2016	09/30/2016	09/30/2015	09/30/2015
Asset Management			282,797	788,013	242,511	685,550
Checking Account Services			580,838	1,615,858	460,667	1,291,213
Lending Operations and Income from Guarantees Provided			281,177	834,649	282,835	802,875
Lending Operations			125,820	403,461	148,254	420,685
Income Guarantees Provided			155,357	431,188	134,581	382,190
Insurance Fees			412,840	1,411,823	420,738	1,352,808
Cards (Debit and Credit) and Acquiring Services			790,523	2,390,850	769,484	2,175,768
Collection			312,021	890,297	262,872	748,536
Brokerage, Custody and Placement of Securities			78,734	299,655	56,168	253,858
Others			35,303	129,274	42,972	101,579
Total			2,774,233	8,360,419	2,538,247	7,412,187

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Asset Management	292,489	811,376	269,637	780,895
Checking Account Services	673,416	1,880,784	530,118	1,496,429
Lending Operations and Income from Guarantees Provided	357,083	1,055,631	338,029	1,019,119
Lending Operations	201,726	624,443	203,447	638,720
Income Guarantees Provided	155,357	431,188	134,582	380,399
Insurance Fees	492,400	1,522,629	431,685	1,399,808
Cards (Debit and Credit) and Acquiring Services	1,025,358	2,858,841	865,686	2,479,816
Collection	314,077	893,908	262,872	748,536
Brokerage, Custody and Placement of Securities	114,796	399,045	97,255	383,185
Others	167,843	433,954	123,613	349,305
Total	3,437,462	9,856,168	2,918,895	8,657,093

28. Personnel Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Compensation	962,328	2,827,688	943,783	2,587,188
Charges	333,839	1,012,271	347,508	1,020,995
Benefits	335,710	1,008,236	299,926	889,423
Training	17,594	45,666	22,039	61,721
Others	5,533	24,254	11,148	30,249
Total	1,655,004	4,918,115	1,624,404	4,589,576

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Compensation	1,068,758	3,137,143	1,049,584	2,895,489
Charges	368,434	1,119,068	381,290	1,121,208
Benefits	363,409	1,092,333	327,016	968,547
Training	20,355	53,450	24,185	68,212
Others	9,429	28,462	11,309	30,676
Total	1,830,385	5,430,456	1,793,384	5,084,132

29. Other Administrative Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Depreciation and Amortization (1)	797,521	2,363,108	753,523	3,585,196
Outsourced and Specialized Services	457,905	1,345,749	436,370	1,350,702
Communications	106,504	327,327	116,115	350,784
Data Processing	351,324	1,068,630	340,240	990,882
Advertising, Promotions and Publicity	80,230	219,689	101,619	217,726
Rentals	175,458	516,554	167,487	508,183
Transportation and Travel	38,829	122,873	43,673	123,510
Financial System Services	48,901	139,792	43,649	127,986
Security and Money Transport	156,099	477,359	163,601	453,718
Asset Maintenance and Upkeep	56,145	167,536	51,002	151,228
Water, Electricity and Gas	42,069	156,831	49,399	152,511
Materials	15,325	47,546	16,934	54,266
Others	79,385	251,497	65,814	195,050
Total	2,405,695	7,204,491	2,349,426	8,261,742

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Depreciation and Amortization (1)	923,209	2,693,455	838,983	3,838,221
Outsourced and Specialized Services	547,755	1,615,678	521,124	1,576,724
Communications	118,720	366,030	127,674	382,490
Data Processing	385,324	1,162,373	365,963	1,051,743
Advertising, Promotions and Publicity	101,247	273,468	118,241	261,548
Rentals	189,241	555,898	178,707	541,911
Transportation and Travel	52,511	161,333	56,755	157,840
Financial System Services	65,299	186,516	67,956	181,284
Security and Money Transport	173,409	525,301	174,979	486,574
Asset Maintenance and Upkeep	65,561	193,604	57,003	171,446
Water, Electricity and Gas	43,368	161,127	50,775	156,117
Materials	16,586	51,113	18,110	57,640
Others	137,435	399,504	99,388	291,603
Total	2,819,665	8,345,400	2,675,658	9,155,141

(1) In the third quarter includes goodwill amortization of R$400,739 (On December 31, 2015 - R$438,944) Bank and R$448,167 (On December 31, 2015 - R$441,770) Consolidated and accumulated in the period R$S1,213,259 (On December 31, 2015 - R$2,334,924) Bank and R$1,354,221 (On December 31, 2015 - R$2,341,736) Consolidated, held on time, length and proportion of the projected results which are subject to annual verification (Note 17).

30. Tax Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Cofins (Contribution for Social Security Financing) (1)	356,564	1,725,952	(390,828)	5,910
ISS (Tax on Services)	99,388	306,318	90,994	268,109
PIS/Pasep (Tax on Revenue) (1)	57,942	280,467	(63,510)	960
Others (2)	95,933	299,712	103,980	296,020
Total	609,827	2,612,449	(259,364)	570,999

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Cofins (Contribution for Social Security Financing) (1)	456,328	1,998,104	(309,730)	236,527
ISS (Tax on Services)	119,722	363,482	109,080	322,146
PIS/Pasep (Tax on Revenue) (1)	81,262	345,643	(42,708)	61,345
Others (2)	137,327	419,446	141,913	401,395
Total	794,639	3,126,675	(101,445)	1,021,413

(1) Includes the constitution of deferred taxes assets PIS and Cofins on adjustment to market value of securities and derivative financial instruments.

(2) Includes provisions updates for PIS and Cofins of Law 9,718/1998.

31. Other Operating Income

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Tax (Note 23.c) (1)	-	-	(114,386)	6,972,719
Monetary Adjustment of Escrow Deposits	134,575	417,392	130,416	355,616
Recoverable Taxes (2)	31,439	113,739	409,295	499,716
Recovery of Charges and Expenses	276,628	926,222	267,701	866,751
Monetary Variation	315,496	883,930	218,688	684,848
Others (2)	194,486	327,672	(18,683)	94,482
Total	952,624	2,668,955	893,031	9,474,132

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Net Income Pension and Capitalization	84,319	235,324	69,653	190,812
Tax (Note 23.c) (1)	-	-	(158,108)	6,882,837
Monetary Adjustment of Escrow Deposits	185,548	575,178	177,210	487,563
Recoverable Taxes (2)	51,903	173,840	428,686	564,590
Recovery of Charges and Expenses	202,401	701,881	234,638	694,208
Monetary Variation	316,335	885,195	219,372	686,558
Others (2)	161,700	657,835	179,301	218,926
Total	1,002,406	3,229,453	1,150,752	9,725,494

(1) In 2015, Bank and Consolidated, includes the reversal of the provisions for Cofins (Note 23.e).

(2) In 2015, Bank and Consolidated, includes the amount of R$381,598, related to Cofins asset, released under the item "Others" and the amount of R$383,561 related to Cofins asset interests released under "Recoverable Taxes" as a result of a favorable decision obtained by Banco Santander on the injunction that removed the applicability of Law 9,718/1998, paid from 1999 to 2006 (Note 23.e).

32. Other Operating Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Operating Provisions
Tax (Note 23.c)	(51,888)	45,375	-	-
Labor (Note 23.c)	465,983	829,850	646,646	1,189,032
Civil (Note 23.c)	160,207	512,957	146,272	541,921
Credit Cards	371,770	1,300,219	491,297	1,435,905
Actuarial Losses - Pension Plan (Note 35.a)	63,028	192,099	74,585	225,288
Monetary Losses	545	2,997	6,053	48,779
Legal Fees and Costs	30,066	84,012	25,014	72,453
Serasa and SPC (Credit Reporting Agency)	14,217	60,340	13,166	53,132
Brokerage Fees	13,750	49,670	18,183	59,098
Commissions	15,241	38,261	14,372	61,577
Impairment (1)	-	-	312,001	1,212,004
Others (2)	710,988	2,447,968	935,630	2,368,274
Total	1,793,907	5,563,748	2,683,219	7,267,463

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Operating Provisions
Tax (Note 23.c)	(95,527)	37,713	-	-
Labor (Note 23.c)	477,802	873,009	656,388	1,220,755
Civil (Note 23.c)	188,862	600,828	182,884	636,618
Credit Cards	273,370	884,755	348,535	1,052,867
Actuarial Losses - Pension Plan (Note 35.a)	63,037	192,116	74,601	225,315
Monetary Losses	3,756	7,011	6,314	49,582
Legal Fees and Costs	39,008	104,610	33,423	90,990
Serasa and SPC (Credit Reporting Agency)	16,752	67,473	15,732	61,171
Brokerage Fees	16,280	52,371	18,209	59,677
Commissions	131,782	366,360	52,979	205,691
Impairment (1)	-	6	312,001	1,213,480
Others (2)	1,006,158	3,349,786	1,183,454	2,668,939
Total	2,121,280	6,536,038	2,884,520	7,485,085

(1) In 2015, Bank and Consolidated, in the accumulated of the period includes impairment losses recorded by the purchase of rights on the provision of payroll services in the amount of R$534,281, and by assets in the acquisition and development of software in the amount of R$674,780. The loss on the rights in the acquisition of payrolls was recorded especially the consolidation of portability rules, consequently was recorded the reduction of return value expected in the management of payrolls and the historic of breach of contract. The loss in the acquisition and development of software was recorded due to the obsolescence and discontinuity of such softwares (Note 17).

(2) Includes, mainly, inflation adjustment of provisions for legal and administrative proceedings and legal obligations, provisions for the guarantee fund benefits and other provisions.

33. Non-Operating Result

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Result of Investments (1)	-	-	744,038	778,442
Result on Sale of Other Assets	(12,207)	581	9,275	42,271
Reversal (Recognition) of Allowance for Losses on Other Assets	3,714	(7,717)	1,945	1,412
Expense on Assets Not in Use	(3,450)	(9,958)	(2,990)	(7,068)
Gains (Losses) of Capital	4,423	344	5,945	6,426
Other Income (Expenses)	7,094	39,525	15,155	40,097
Total	(426)	22,775	773,368	861,580

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Result of Investments (1)	(463)	(1,134)	743,959	803,887
Result on Sale of Other Assets	(12,004)	919	9,755	43,371
Reversal (Recognition) of Allowance for Losses on Other Assets	3,690	(7,668)	1,977	1,557
Expense on Assets Not in Use	(4,115)	(12,651)	(3,875)	(9,126)
Gains (Losses) of Capital	(4,847)	(7,137)	5,789	6,011
Other Income (Expenses)	36,826	67,384	13,985	43,114
Total	19,087	39,713	771,590	888,814

(1) Accumulated in the period ended September 30, 2015, includes the amount of R$34,503 Bank and R$60,203 Consolidated, profit on disposal of non-current assets held for sale (Note 13) and Bank and Consolidated the amount of R$750,550 related due to the gain on the sale of Santander Securities Services Brasil DTVM S.A. (Note 37.d).

34. Income Tax and Social Contribution

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Income Before Taxes on Income and Profit Sharing	1,669,506	11,255,089	(5,452,000)	(1,086,132)
Profit Sharing (1)	(313,138)	(888,026)	(240,417)	(728,848)
Interest on Capital	-	(500,000)	-	-
Income Before Taxes	1,356,368	9,867,063	(5,692,417)	(1,814,980)
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (4)	(610,365)	(4,440,178)	2,367,716	816,741
Equity in Subsidiaries (2)	179,687	398,448	298,709	486,356
Nondeductible Expenses, Net of Non-Taxable Income	36,449	160,437	62,986	120,664
Exchange Variation - Foreign Branches	187,766	(3,408,281)	4,274,579	6,348,183
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	275,321	1,052,932	37,596	44,981
Other Adjustments Social Contribution Taxes 5% (4)	(42,985)	(477,213)	(64,317)	(64,317)
Other Adjustments, Including Profits Provided Abroad	51,783	336,037	(27,245)	(36,036)
Income and Social Contribution Taxes	77,656	(6,377,818)	6,950,024	7,716,572

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2016	09/30/2016	09/30/2015	09/30/2015
Income Before Taxes on Income and Profit Sharing	1,969,417	12,118,963	(5,446,587)	(803,881)
Profit Sharing (1)	(332,913)	(947,023)	(260,647)	(793,181)
Interest on Capital	-	(500,000)	(33,300)	(33,320)
Unrealized Results	(36)	(107)	(36)	(106)
Income Before Taxes	1,636,468	10,671,833	(5,740,570)	(1,630,488)
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (4)	(736,411)	(4,802,325)	2,377,753	733,720
Equity in Subsidiaries (2)	173	475	142	481
Nondeductible Expenses, Net of Non-Taxable Income	52,156	222,586	100,496	219,234
Exchange Variation - Foreign Branches	187,766	(3,408,281)	4,274,579	6,348,183
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	361,284	1,052,932	315,843	327,567
Effects of Change in Rate of CSLL (3)	(41,517)	9,938	3,068	(4,797)
Other Adjustments Social Contribution Taxes 5% (4)	(49,815)	(498,166)	(4,164)	(4,164)
Other Adjustments, Including Profits Provided Abroad	109,013	388,319	(11,660)	(40,903)
Income and Social Contribution Taxes	(117,351)	(7,034,522)	7,056,057	7,579,321

(1) The basis of calculation is the net income, after IR and CSLL.

(2) As a result of equity in subsidiaries are not included interest on capital received and receivable.

(3) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

(4) Temporary rate increase of CSLL from September 2015 to December 2018 (Note 3.s).

Fiscal Hedge Grand Cayman Branch and the Subsidiary Santander Brasil EFC

Banco Santander operate a branch in the Cayman Islands and a subsidiary called Santander Brazil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spain) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital (Note 14).

To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the local currency (real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax results.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense (PIS/Cofins) and income taxes (IR/CSLL). Exchange rate variations arising from foreign investments recorded for the accumulated of period ended on September 30, 2016 an accumulated loss of R$7,362 million (On December 31, 2015 - gains of R$15,512 million). On the other hand, the derivatives contracted to cover these positions generated a gain in "Derivatives Transaction" of R$14,036 million (On December 31, 2015 - loss of R$27,709 million). The tax effect of these derivatives impacted the Tax Expenses line generating a tax loss of R$6,674 million (On December 31, 2015 - income of R$12,196 million) represented by R$653 million (2015 - R$1,288 million) of PIS/Cofins and R$6,021 million (On December 31, 2015 - R$10,908 million) IR/CSLL.

35. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until May 22, 1975, closed and paid off.

Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans are closed to new participants.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed pension entity, which aims at setting up and implementation of benefit plans pension character, complementary to the general welfare, in the form of actual legislation.

The Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the third quarter of 2016, was R$20,397 (2015 - R$18,445) Bank and R$20,993 (On December 31, 2015 - R$19,288) Consolidated and accumulated in the period of R$61,953 (On December 31, 2015 - R$54,266) Bank and R$64,182 (On December 31, 2015 - R$56,225) Consolidated.

It has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC, were implemented in July 2009. On June 8, 2015, through Official Letter 1504/CGTR/DITEC/PREVIC, it was approved the closure of Benefits Plans I, II and III, and the closure of the authorization for the Fasass's operation, as closed pension fund. On November, 10th, 2015 this entity was extinct, with the low of their national registry of legal entities.

Determination of Liabilities (Assets) Net Actuarial

				Bank
				09/30/2016
			Santander-
	Banesprev (1)	Sanprev	previ (1)	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(17,952,250)	(369,117)	(3,369)	(1,104,991)
Fair Value of Plan Assets	15,842,382	758,038	4,395	1,477,622
	(2,109,868)	388,921	1,026	372,631
Being:
Superavit	168,631	388,921	1,026	372,631
Deficit	(2,278,499)	-	-	-
Amount not Recognized as Assets	168,631	388,921	1,026	372,631
Net Actuarial Asset on June 30, 2016	-	-	-	-
Net Actuarial Liability on June 30, 2016	(2,278,499)	-	-	-
Payments Made (1)	70,029	-	-	95
Revenues (Expenses) Recorded (Note 32)	(62,416)	(517)	-	(95)
Net Actuarial Asset on September 30, 2016	-	-	-	-
Net Actuarial Liability on September 30, 2016 (Note 22)	(2,270,886)	(517)	-	-
Other Equity Valuation Adjustments	(2,190,619)	(10,989)	487	(672)
Actual Return on Plan Assets	2,439,121	88,391	665	118,727

				Bank
				12/31/2015
			Other
	Banesprev (1)	Sanprev	Plans (1)	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(15,510,009)	(371,542)	(347,248)	(1,097,263)
Fair Value of Plan Assets	13,776,984	695,021	3,938	1,416,380
	(1,733,025)	323,479	(343,310)	319,117
Being:
Superavit	136,666	323,479	561	319,117
Deficit	(1,869,690)	-	(343,871)	-
Amount not Recognized as Assets	136,666	323,479	561	319,117
Net Actuarial Asset on December 31, 2015	-	-	-	-
Net Actuarial Liability on December 31, 2015 (Note 22)	(1,869,690)	-	(343,871)	-
Payments Made	277,505	-	47,683	6
Revenues (Expenses) Recorded in Exercise 2015	(265,028)	-	(35,756)	(569)
Other Equity Valuation Adjustments	(1,623,643)	(10,989)	(278,910)	(672)
Actual Return on Plan Assets	1,150,251	118,029	490	104,068

				Consolidated
				09/30/2016
			Santander-
	Banesprev (1)	Sanprev	previ (1)	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(18,173,187)	(369,496)	(3,369)	(1,104,991)
Fair Value of Plan Assets	16,270,980	758,573	4,395	1,477,622
	(1,902,207)	389,077	1,026	372,631
Being:
Superavit	376,292	389,077	1,026	372,631
Deficit	(2,278,499)	-	-	-
Value Unrecognized as Asset	376,292	389,077	1,026	372,631
Net Actuarial Asset on June 30, 2016	-	-	-	-
Net Actuarial Liability on June 30, 2016	(2,278,499)	-	-	-
Payments Made (1)	70,033	-	-	95
Revenues (Expenses) Recorded (Note 32)	(62,420)	(522)	-	(95)
Net Actuarial Asset on September 30, 2016	-	-	-	-
Net Actuarial Liability on September 30, 2016 (Note 22)	(2,270,886)	(522)	-	-
Other Equity Valuation Adjustments	(2,190,619)	(10,989)	487	(672)
Actual Return on Plan Assets	2,493,951	88,423	665	118,727

				Consolidated
				12/31/2015
			Other
	Banesprev (1)	Sanprev	Plans (1)	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(15,709,342)	(371,885)	(347,248)	(1,097,263)
Fair Value of Plan Assets	14,159,443	695,523	3,938	1,416,380
	(1,549,899)	323,638	(343,310)	319,117
Being:
Superavit	319,791	323,638	561	319,117
Deficit	(1,869,690)	-	(343,871)	-
Value Unrecognized as Asset	319,791	323,638	561	319,117
Net Actuarial Asset on December 31, 2015	-	-	-	-
Net Actuarial Liability on December 31, 2015 (Note 22)	(1,869,690)	-	(343,871)	-
Payments Made	277,521	-	47,683	6
Revenues (Expenses) Recorded in Exercise 2015	(265,044)	-	(35,756)	(569)
Other Equity Valuation Adjustments	(1,623,643)	(10,989)	(278,910)	(672)
Actual Return on Plan Assets	1,170,637	117,923	490	104,068

(1) In the first quarter of 2016, as expected, has been concluded the transfer process to Banesprev, of care boxes, supplementary retirement and pension plan of former staff members arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. In the contributions made line the increasing the amount of contribution/payments had the extraordinary event the contribution of R$170 million.

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses in June 30, 2016, valid to September 30, 2016 and opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses in period of December 31, 2015:

				Bank
				06/30/2016
			Santander-
	Banesprev (1)	Sanprev	previ (1)	Bandeprev
Experience Plan	(19,289)	(359)	(9)	(1,585)
Changes in Financial Assumptions	(1,867,845)	-	-	-
Gain (Loss) Actuarial - Obligation	(1,887,134)	(359)	(9)	(1,585)
Return on Investment, Return Unlike Implied Discount Rate	1,623,805	47,013	440	35,295
Chance in Irrecoverable Surplus	(23,594)	(45,629)	(430)	(33,967)

				Bank
				12/31/2015
			Other
	Banesprev (1)	Sanprev	Plans (1)	Bandeprev
Experience Plan	(1,124,303)	(53,232)	(33,757)	(75,419)
Changes in Financial Assumptions	1,842,482	40,029	26,277	117,864
Gain (Loss) Actuarial - Obligation	718,179	(13,203)	(7,480)	42,445
Return on Investment, Return Unlike Implied Discount Rate	(284,131)	52,458	89	(45,454)
Chance in Irrecoverable Surplus	30,937	(36,737)	(2)	2,931

				Consolidated
				06/30/2016
			Santander-
	Banesprev (1)	Sanprev	previ (1)	Bandeprev
Experience Plan	(19,667)	(358)	(9)	(1,585)
Changes in Financial Assumptions	(1,886,212)	-	-	-
Gain (Loss) Actuarial - Obligation	(1,905,879)	(358)	(9)	(1,585)
Return on Investment, Return Unlike Implied Discount Rate	1,655,769	47,014	440	35,295
Chance in Irrecoverable Surplus	(36,914)	(45,616)	(430)	(33,967)

				Consolidated
				12/31/2015
			Other
	Banesprev (1)	Sanprev	Plans (1)	Bandeprev
Experience Plan	(1,137,425)	(53,078)	(33,757)	(75,419)
Changes in Financial Assumptions	1,864,840	40,064	26,277	117,864
Gain (Loss) Actuarial - Obligation	727,415	(13,014)	(7,480)	42,445
Return on Investment, Return Unlike Implied Discount Rate	(304,174)	52,286	89	(45,454)
Chance in Irrecoverable Surplus	40,737	(36,737)	(2)	2,931

(1) In the first quarter of 2016, as expected, has been concluded the transfer process to Banesprev, of care boxes, supplementary retirement and pension plan of former staff members arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan.

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander in December 31, 2015 and also valid for September 30, 2016:

Duration (in Years)
Banesprev
Plan I	11.44
Plan II	10.71
Plan III	8.33
Plan IV	16.38
Plan V	8.66
Pré-75	9.27
Meridional DCA, DAB e CACIBAN	6.62
Sanprev
Plan I	6.62
Plan II	15.85
Plan III	9.03
Bandeprev
Plan Básico	9.03
Plan Especial I	6.86
Plan Especial II	6.75
SantanderPrevi
SantanderPrevi	6.95

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

HolandaPrevi’s Retirees (current corporate name of SantanderPrevi): for the health care plan Retirement has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until December, 2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

Former Employees of Banco Real (Retiree by Circulares): it granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.

Eligible only to plans basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

Bandeprev’s Retirees: health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired until November 27, 1998. For who retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to only a small closed group of former directors coming from the Banco Sudameris, being 100% funded by the Bank.

Free Clinic: health care plan (free clinic) is offered for life to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard ward where the cost is 100% of the Foundation Sudameris.

Life Insurance for Banco Real Retirees (Life Insurance): granted for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees from Foundation Sudameris and the cost is 100% of the retired. It is a closed group.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

		Bank		Consolidated
		09/30/2016		09/30/2016
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(6,182,336)	(496,854)	(6,418,769)	(496,854)
Fair Value of Plan Assets	6,335,337	-	6,577,500	-
	153,001	(496,854)	158,731	(496,854)
Being:
Superavit	153,001	-	158,731	-
Deficit	-	(496,854)	-	(496,854)
Value Unrecognized as Asset	153,001	-	158,731	-
Net Actuarial Asset on June 30, 2016	-	-	-	-
Net Actuarial Liability on June 30, 2016	-	(496,854)	-	(496,854)
Payments Made	12,682	7,402	12,961	7,402
Revenues (Expenses) Recorded	(14,739)	(14,083)	(15,148)	(14,083)
Net Actuarial Asset on September 30, 2016	-	-	-	-
Net Actuarial Liability on September 30, 2016 (Note 22)	(2,057)	(503,535)	(2,187)	(503,535)
Other Equity Valuation Adjustments	21,658	(45,179)	27,008	(45,179)
Actual Return on Plan Assets	1,077,416	-	1,118,343	-

		Bank		Consolidated
		12/31/2015		12/31/2015
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(5,347,007)	(483,092)	(5,551,642)	(483,092)
Fair Value of Plan Assets	5,463,960	-	5,673,071	-
	116,953	(483,092)	121,429	(483,092)
Being:
Superavit	116,953	-	121,429	-
Deficit	-	(483,092)	-	(483,092)
Value Unrecognized as Asset	116,953	-	121,429	-
Net Actuarial Asset on December 31, 2015	-	-	-	-
Net Actuarial Liability on December 31, 2015 (Note 22)	-	(483,092)	-	(483,092)
Payments Made	51,914	24,045	52,962	24,045
Revenues (Expenses) Recorded in Exercise 2015	(74,866)	(57,101)	(78,084)	(57,101)
Other Equity Valuation Adjustments	21,658	(44,588)	27,008	(44,588)
Actual Return on Plan Assets	1,071,664	-	1,110,492	-

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses in June 30, 2016, valid to September 30, 2016 and opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses in period of December 31, 2015:

				Bank
		06/30/2016		12/31/2015
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(3,201)	(591)	(439,599)	18,461
Changes in Financial Assumptions	(722,048)	-	633,225	61,650
Gain (Loss) Actuarial - Obligation	(725,249)	(591)	193,626	80,111
Return on Investment, Return Unlike Implied Discount Rate	756,737	-	562,670	-
Chance in Irrecoverable Surplus	(29,014)	-	(116,953)	-

				Consolidated
		06/30/2016		12/31/2015
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(3,333)	(591)	(452,011)	18,461
Changes in Financial Assumptions	(749,405)	-	657,204	61,650
Gain (Loss) Actuarial - Obligation	(752,738)	(591)	205,193	80,111
Return on Investment, Return Unlike Implied Discount Rate	785,438	-	581,755	-
Chance in Irrecoverable Surplus	(29,998)	-	(121,429)	-

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander in December 31, 2015 and also valid for September 30, 2016:

Plans				Duration (in Years)
Cabesp				12.84
Law 9,656 /1998				27.69
Bandepe				12.68
Free Clinic				10.90
Lifelong Directors				8.90
Circular (1)				13.16 and 9.94
Life Insurance				8.14

(1) The duration 13.16 refers to the plan of Former Employees of Banco ABN Amro and 9.94 to the plane of Former Employees of Banco Real.

c) Management of Plan Assets

The main categories of assets as a percentage of total assets of the plan are as follows in December 31, 2015 and also valid for September 30, 2016:

				Bank/Consolidated
Equity Instruments				0.5%
Debt Instruments				98.5%
Real Estate				0.3%
Others				0.7%

d) Actuarial Assumptions Adopted in Calculations

				Bank/Consolidated
		06/30/2016		12/31/2015
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	10.93% (1) and 12.25%	10.93% (2) and 12.03%	12.3%	12.00%
Rate Calculation of Interest Under Assets to the Next Year	10.93% (1) and 12.25%	10.93% (2) and 12.03%	12.3%	12.00%
Estimated Long-term Inflation Rate	4.5%	4.5%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

(1) Banesprev II, V and Pré 75 and (2) Cabesp.

e) Sensitivity Analysis

The assumptions about the rates related to the cost of medical care have a significant effect on the amounts recognized in income. The change of one percentage point in the rate of health care cost would have the following effects in December 31, 2015 and also valid for September 30, 2016:

				Sensibility
			(+) 1.0%	(-) 1.0%
Effect on Current Service Cost and Interest on the Actuarial Liabilities			88,469	(150,372)
Effect on the Present Value of Obligations			719,789	(615,320)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local Program

The Local Program Banco Santander is divided into two types of independent plans: (i) share purchase plans and (ii) Delivery Plans actions.

On October 25, 2011, Banco Santander held the Extraordinary Shareholders’ Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares (Units) to certain directors and Management-level employees of the Bank and companies under its control.

On April 29, 2013, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates - Units (SOP 2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates Units (PSP 2013).

(i) Share Purchase Plans

The purchasing action plans consist of the Option Plans of Purchase Share Deposit Certificates - Units (SOP).

The characteristic of each plan are:

Long-Term Incentive Plan - SOP 2014: it was a 3 year Stock Option Plan. The period for exercising comprises was June 30, 2014 until June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Bank: Total Shareholder Return (TSR) and adjusted by indicator Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. The final result of the plan was 15%.

Plan Long Term Incentive - SOP 2013: it is a stock option plan with 3 years of duration. The period for exercising comprises was June 30, 2016 until June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and adjusted by indicator Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. The final result of the plan was 89,61%.

(ii) Stock Delivery Plans

The stock delivery plans consists of the Long-Term Incentive Plan - Investment in Share Deposits Certificates - Units (PSP).

Long-Term Incentive Plan - PSP 2013: Compensation Plan based on shares, promoting a commitment of executives with the long-term results. The Plan had as its object the payment of variable compensation by the Bank to Participants under the Variable Compensation 100% (one hundred percent) in "Units".

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

	PSP 2013/SOP 2014/SOP2013
TSR Position	% of Shares Exercisable
1°		100%
2°		75%
3°		50%

(1) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises:

		PSP - 2013
Method of Assessment		Binomial
Volatility		40.00%
Probability of Occurrence		60.27%
Risk-Free Rate		11.80%

	SOP 2013	SOP 2014
Method of Assessment	Black&Scholes	Black&Scholes
Volatility	40.00%	40.00%
Rate of Dividends	3.00%	3.00%
Vesting Period	3 Years	3 Years
Average Exercise Time	5 Years	5 Years
Risk-Free Rate	11.80%	10.50%
Probability of Occurrence	60.27%	71.26%
Fair Value for Shares	R$5.96	R$6.45

The average value of shares SANB11 (Shares of the Bank in BM&FBovespa) on September 30, 2016 is R$17.98 (12/31/2015 - R$16.05).

On the period accumulated ended on September 30, 2016, daily pro-rata expenses amounting of the R$15,710 (2015 - R$8,264) Bank and R$15,905 (2015 - R$8,425) Consolidated, relating to the plan of Purchase Option Certificate of Deposit Shares - Units (SOP) and expenses of R$9,506 (2015 - R$5,727) Bank and R$9,798 (2015 - R$5,793) Consolidated, relating to plan for the Long-Term Incentive - Investment Certificate of Deposit Shares - Units (PSP). Expenses related to the SOP plans and PSP are recognized in respect of stockholders' equity and other obligations, respectively.

						Date of		Date of Expiry
	Number of		Concession	Employees		Commencement		of Exercise
	Units	Exercise Price	Year	Group		Exercise Period		Period
Balance Plans on Dec/31/2014	13,830,464
Cancelled Options (SOP 2013)	(748,408)	14.43	2013	Executives		05/02/2013		06/30/2018
Cancelled Options (PSP 2013)	(117,453)		2013	Executives		08/13/2013		06/30/2016
Cancelled Options (SOP 2014)	(52,500)	14.31	2011	Executives		10/26/2011		06/30/2016
Exercised Options (SOP 2014)	(248,499)		2011	Executives		10/26/2011		06/30/2016
Balance Plans on Dec/31/2015	12,663,604
Cancelled Options (SOP 2013)	(1,346,779)	12.84	2013	Executives		05/02/2013		06/30/2018
Exercised Options (SOP 2013)	(5,386,523)	12.84	2013	Executives		05/02/2013		06/30/2018
Granted Options (SOP 2013)	220,606	12.84	2013	Executives		05/02/2013		06/30/2018
Cancelled Options (PSP 2013)	(298,446)		2013	Executives		08/13/2013		06/30/2016
Granted Options (PSP 2013)	(2,147,515)
Canceled Options (SOP 2014)	(34,196)
Exercised Options (SOP 2014)	(693,230)	12.72	2011	Executives		10/26/2011		06/30/2016
Balance Plans on Sep/30/2016	2,977,521
SOP 2014	-	12.72	2011	Executives		10/26/2011		06/30/2016
SOP 2013	2,977,521	12.84	2013	Executives		2/5/2013		06/30/2018
PSP 2013	-		2013	Executives		08/13/2013		06/30/2016
Total	2,977,521

f.2) Global Program

Long-term Incentive Policy

In 2014, it was released a share delivery plan called Long Term Incentive Global Grant 2014 - ILP CRDIV. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

In 2016 it was launched a stock delivery plan called Plan 2nd Global Long -Term Incentive Grant 2015 - ILP CRDIV .

Global Plan Fair Value

Global Term Grant 2014 - ILP CRDIV

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan. The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

		Pl10	Pl11	Pl12		Pl13		Pl14
Expected Volatility (*)		15.67%	19.31%	42.36%		49.64%		51.35%
Annual Dividend Yield Based on Last Five Years		3.24%	3.47%	4.88%		6.33%		6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan		4.50%	4.84%	2.04%		3.33%		4.07%

(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between RTA and LPA, it can be considered (in a high percentage of cases) feasible to extrapolate that the RTA value is also valid for LPA. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative LPA position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

Long-Term Incentives Global Grant 2014 - ILP CRD IV
				2 Years		3 Years		4 Years
Future Income Dividend					11.10%		10.80%	9.50%
Expected Volatility					32.70%		34.70%	36.90%
Volatility Comparator					12% -52%		16% - 56%	16% - 52%
Risk-Free Interest Rate					1.70%		2.10%	2.50%
Correlation				0.55		0.55		0.55

The indicator will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (RTA) of the Santander Group with the RTA of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification in 2014 and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in Reais. If the indicators are reached, the target will be converted to Group's shares awarded in installments in the years 2016, 2017 and 2018, with sale restriction of one (1) year after each delivery.

2nd Plan Long Term Global Grant 2015 - ILP CRD IV

The indicators that will be used to measure the achievement of targets will be:

1. RTA vs. competitors;

2. ROTE Bank vs. Budget;

3. Employee satisfaction;

4. Customer satisfaction; and

5. Corporate main bank costumer indicator vs. Budget.

The indicators will be established in two phases: the first phase for program verification in 2015 and the second phase until 2017.

Each executive has a target in reais. If the indicators are reached, the target will be converted to Group's shares (the shares will be paid by Banco Santander Spain) awarded in 2019.

	Number of Shares			Date of Commencement of the Period	Date of Expiry of Period
		Granted Year	Employees
1st Incentive Plan Long Term Global Grant 2014 - ILP CRDIV	1,613,057	2014	Executives	Jan/2014	Dec/2017
2nd Incentive Plan Long Term Global Grant 2015 - ILP CRDIV	1,775,049	2016	Executives	Jan/2015	Dec/2017
Balance Plans on September 30, 2016	3,388,106

On the period accumulated ended on September 30, 2016, pro-rata expenses were not registered, in the same period of 2015 were registered in the amount of R$6,507 Bank and R$6,760 Consolidated, related to the costs of the cycles mentioned, for the totaling of the Global Program.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

f.3) Referenced Variable Remuneration in Shares

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in variable remuneration shares to the Group companies, including Banco Santander. This new policy, with adjustments applicable to Banco Santander, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the Financial Stability Board (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash or shares payment, as showed below, owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based variable remuneration is with in the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three years following the reference year.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the Extraordinary General Meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in Extraordinary General Meeting of June 3, 2013.

On March 18, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in EGM of April 30, 2015.

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in EGM of December 14, 2015.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The variable compensation plan Banco Santander has been assessed and became divided into two programs: (i) Collective Identified and (ii) Collective unidentified.

i) Collective Identified - Participants of the Executive Committee, Statutory Officers and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares (SANB11). On the period accumulated ended on September 30, 2016, we recorded revenues in the amount of R$5,653 (On December 31, 2015 - expenses in the amount of R$3,766) Bank and R$6,000 (On December 31, 2015 - expenses in the amount of R$4,324) Consolidated, regarding the provision of the deferral plan in shares.

ii) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 100% of CDI. On the period accumulated ended on September 30, 2016, there were recorded expenses of R$4,395 (2015 - R$8,974) Bank and R$4,001 (2015 - R$8,923) Consolidated.

36. Risk Management Structure

Banco Santander in Brazil follows the model of the Banco Santander Spain, which is based on a prudent risk management and the definition of risk appetite on the part of senior management in view of the local regulator and international good practices, aiming to protect the capital and ensuring the profitability of business. The Bank is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

- Operational risk is the possibility of loss resulting from inadequate or failed processes, people and systems or from external events. This definition includes the legal risk associated with inadequacy or deficiency in contracts, as well as penalties due to noncompliance with legal provisions and compensation for damages to third parties arising from activities performed by the Organization, but excluded strategic risk and reputational risk. The management and control of operational risks aims to strength the business environment and internal control factors and so to enhance the making decision process and fulfill the requirements from Regulators, Basel Capital Accord and Sarbanes-Oxley. The model also follows the guidelines established by Banco Santander Spain which is based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission - Enterprise Risk Management - Integrated Framework 2013.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, and appropriate communication of rules and laws to be applied to each businesses area of the Banco Santander.

The inherent risk of Money Laundering is associated with the possibility of the Bank be used by your costumers for Money Laundering through the hiring of products, services and realization of common or structured transactions involving funds earned from illicit businesses in Brazil and abroad, such as drug trafficking, public corruption, tax evasion and others.

In the case of Terrorism Financing, the risk is related to the performance of transactions or in support of individuals and companies listed on international lists published by the FATF - Financial Action Task Force on Money Laundering, United Nations Organization (UN), European Union, among others, or funds of those people who identify themselves as supporters of extremist groups and for this reason, perform contributions, donations and work in a structured way in order to financially assist the terrorism.

As a Financial Institution that recognizes the threats and issues involving money laundering and terrorism financing, as well as the effects these practices have on our society and financial market, Banco Santander (Brasil) S.A. maintains a legal and regulatory compliance program which seeks the prevention and combat of these illegal activities.

- Reputational Risk is the risk of the Bank suffer damages and significant financial losses caused by the opinion that its customers, investor and public have about the Bank's relationship with all elements that compose the society.

Management and control of risks in the Conglomerate Santander is structured into three lines of defense, which develop three different functions.

i. Management of risks from their generation;

ii. Control and consolidation of risks, overseeing their management; and

iii. Independent review of the risk activity.

The three lines of defense should have sufficient separation and independence to not compromise the effectiveness of the general scheme.

Without prejudice to the above indicated independence, the three lines of defense should act in unison to maximize their efficiency and boost their effectiveness.

First Line of Defense: Generation and Risk Management

Lines of business or activities that create exposure to a risk are the first line of defense. The generation of risk in the first line of defense should be adjusted to appetite and the limits defined. In order to carry out its role, the first line of defense should be equipped with resources in order to be able to identify measure, manage and report the risks assumed.

Second Line of Defense: Control and Supervision of Risks

The second line of Defense, represented by the Executive Vice Presidency of Risks (from now, VPE of Risks), is composed of specialized teams in risk control and supervision of their management. This second line of defense should safeguard the effective control of risks and ensure that they are managed in accordance with the risk appetite defined by the Conglomerate Santander.

Third Line of Defense: Internal Audit

Internal Auditing, acting as the last layer of control in the Conglomerate Santander, should regularly evaluate that policies, methods and procedures are adequate, and check that they are effectively implemented in the management.

Corporate Governance Risk Function

The governance model is structured in a vision of decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of the management in decision making; and

• Collegiate Decisions and consensus on credit operations.

The CER-Executive Committee of Risks is the local decision-making forum with representatives of the Bank's management, including the President, Vice President and the other members of the Executive Board. The main tasks of this Committee are:

• Monitor the development of credit cards market;

• Decide on proposals for credit;

• Define and monitor compliance with risk appetite;

• Define the actions with regard to the recommendations made by the local regulator and by Internal Audit;

• Approve and authorize the management tools, improvement initiatives, the follow-up of projects and any other relevant activities related to the management of risks; and

• Approve risk policies as well as changes in risk policies with impact on revenue, margin or costs of provision.

The CCR-Risk Control Committee is the control and monitoring local forum with representatives of the Bank's management, including the VPE of Risks and the Vice President of Finance. The main tasks of this Committee are:

• Conduct a comprehensive and periodic follow-up of all risk, if your profile is within the established in the risk appetite, Business Strategic Planning and in the budget approved by the Board of Directors;

• Conduct a periodic and independent control of risk management activities;

• Supervise the measures adopted with regard to risks, to comply with the recommendations and directions made by the regulatory body and local audit; and

• Provide to the Board of Directors and the Executive Commission the information and assistance they need in terms of risks.

The relevant issues of risk management or those that exceed the jurisdiction of these committees will be forwarded and decided by the Board of Directors.

Credit Risk Management

The credit risk management provides subsidies to the development of strategies as risk appetite, beyond boundaries, covering the exposure analysis and trends, as well as the effectiveness of the credit policy. The goal is to keep a risk profile and a minimum appropriate return to compensate for the estimated default rates, both the client and the wallet, as defined by the Executive Committee and Board of Directors.

Credit risk management is specialized in function of the characteristics of customers, being segregated between individual clients (with dedicated analysts tracking) and customers with similar characteristics (standardized):

• Individualized Management – is performed by a risk analyst set, which prepares analyses, forwards to the Committee and monitories the risk evolution of the client. Also covers customers of the wholesale segment: Corporate and Global Corporate Banking (from now GCB), financial institutions and certain enterprises; and

• Standardized Management - dedicated to individuals and companies not framed as individual customers. It is based on automated decision-making models and internal risk assessment, supplemented by commercial competence and specialized analysts teams to handle exceptions.

The profile of credit risk assumed by the Bank is characterized by a diverse geographic distribution and prevalence of retail banking operations. Macroeconomic aspects and market conditions, as well as the sectorial and geographical concentration, the profile of the customers and the economic perspectives are also evaluated and found to be adequate in measuring credit risk.

The risk involved in the loan, the borrower, counterparty identification, risk classification in different categories, the granting of credit and periodic assessments of the levels of risk are procedures that corroborate for the determination of volumes of guarantees and provisions necessary for credit operations that are carried out in accordance with the regulations in force and with the proper security.

The policies, systems and procedures used are reassessed annually to be always according to the needs of the risk management and to the current market scenarios.

a) Rating Models

The Bank uses its own models score/rating, to measure the quality of a customer's credit or an operation. Each rating is related to a probability of default or non-payment, determined from the historical experience of the institution, with the exception of a few regarded portfolios as Low Default Portfolios using market data to predict defaults. The scores/ratings are used in the process of approval and monitoring of risk.

The ratings assigned to customers are reviewed periodically, incorporating the new information available and the experience developed in the banking relationship. The frequency of these new reviews is greater for customers who reach certain levels in the automatic systems and to those classified as special monitoring.

The Global qualification tools are those applied to segments of sovereign risk, financial institutions and global customers of wholesale (GCB), with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on coefficients of balance sheets or macro-economic variables, complemented by the analyst's judgment and are reviewed to ensure that the qualifications for those assigned are progressively improved.

In the case of companies and private institutions, a single methodology was set to develop a rating in each country, based on the same modules that previous ratings: quantity or automatic (in this case, analyzing the credit behavior of a sample of clients in relation to their financial States), qualitative or revision made by the analyst with final adjustments.

For customers with standardized management, both legal persons as individuals, there are scoring tools that automatically assign a note to client.

These tools are complemented with performance models, which allow a greater predictability of risk taken and which are used for preventive activities and marketing.

b) Credit Risk Cycle

The process of credit risk management is to identify, measure, analyze, manage, negotiate and decide about the exhibitions which Conglomerate Santander companies are subject. The cycle of credit risk management has different functions to each of the three phases:

• Pre-sale: includes the processes of planning, goal setting, risk analysis, risk appetite definition, approval of new products and processes of credit rating;

• Sale: decision making for pre-ranking and specific operations; and

• Post Sale: covers the processes of monitoring, measurement and control, in addition to the management of the process and recovery.

This process is followed by the Board of Directors and the Executive Board of the Bank that approves the policies and procedures of risks, the limits, the delegations of jurisdictions in addition to supervise the activities of the Vice Presidency.

Planning and Risk Limits

The risk limit establishes the Bank's interest by evaluating business proposals and the risk position. It is defined through risk appetite approved by the management of the Conglomerate and of the units.

The limits are based on two basic structures: clients/segments and products.

In the case of individual risks, the most basic level is the client, for which are established individual limits.

For GCB customers is used a pre-ranking model based on a measurement and monitoring system of economic capital. Regarding the Corporate segment, a operational limits model simplified for clients who meet certain requirements (high knowledge, rating, among others).

In the case of standardized risks, risk limits are set by automatic tools (massive approval), that different rules apply according to the product, credit profile and risk of the customer and are described in the Commercial Strategic Planning (PEC), which is a document previously agreed by the Commercial area and contains the expected results in terms of risk/return.

Risk Analysis

Consists in examine the capacity of the counterpart in stand up to their contractual obligations with the Bank and/or Companies of the Conglomerate Santander.

Through expert analysis or statistical models, is assigned a rating that reflects the probability of occurrence of default.

This analysis is carried out at least annually, and may be viewed with greater frequency if the risk profile of the customer requests (due to centralized alert systems or visits of the Manager or credit analyst) or if there are specific operations outside the stablished credit limits.

Decision-Making About Proposals

Aims to analyze and adopt resolutions, according to pre-established policies, taking into consideration the risk appetite and any important operation elements to evaluate the risk and return.

The Bank Santander uses, among others, the Risk Adjusted to the Return on Capital (RORAC) methodology for the analysis and pricing in decision-making on operations and business, especially in the largest Conglomerates (wholesale segment).

Retail operations are released from approved limits via standardized form or through exception procedures, using judgmental elements as preset jurisdiction.

Risk Monitoring

Preventive detection of deterioration in the credit quality of the operation is the responsibility of the business manager in conjunction with the risk analyst. Additionally, risk monitoring is carried out through a process of permanent observation for early identification of incidents that may arise in the development of operations, clients and your environment.

This monitoring can result in customer classification in FEVE (Special Surveillance Firms), which is a system that allows differentiation of the management level and the action to be taken on a case by case basis.

These customers are reviewed every six months or every quarter for cases of more severe categories. The classification FEVE can also arise from the review carried out by the internal audit.

Daily routines extracted from specific systems are used, at the individual level, with the aim of controlling the proper use of granted limits. In this same level, is done fill control guarantees, for centralized management area.

In the case of the risks in the standardized level, the key indicators (concentration, loss of credit and fulfillment of budget) are monitored in order to detect variations in the performance of the portfolio compared to projections carried out in PEC.

The reassessment of risk in the client level occurs from the monthly calculation of risk through behavioral models, you might consider, for example, variables relating to late payment and external constraints.

Indicators are analyzed to measure performance and adherence of decisions taken, in order to determine possible adjustments in the levels of delegated jurisdiction.

Provisions

The Banco Santander constitutes provision in accordance with the current legislation of the Central Bank, in accordance with CMN Resolutions 2,682/1999, 2,697/2000 and Circular letter of Bacen 2,899/2000, sorting by rating credit operations and determines the minimum percentage of required provision (Note 8.e).

Credit Recovery

The Recovery business area is responsible for managing the non-performing portfolio. The area has the role to define, implement and monitor strategies and performances related to the delinquent customer portfolios, seeking to ensure maximum efficiency in the recovery and considering all legal requirements. The area uses statistical tools to study the behavior of customers by drawing more assertive strategies for recovery.

One of the tools used is the behavioral score used to study the performance of different groups, seeking recovery of business, cost reduction and achieve pre-established goals. Customers most likely to pay are classified as low-risk customers with low probability of payment are classified as high risk, determining the intensity of the charge.

The performances of the collection channels are defined by the "Map of Responsibility", a document that uses the time of default versus the risk of value, and other characteristics used to compose the definition of strategies.

The Bank use some specific charges according to the public as detailed below:

• Internal teams specialized in restructuring and credit recovery with direct management of delinquent customers with overdue more than 60 days and higher values; and

• Specialized external offices to collect, report and assess high-risk customers. These offices are commissioned according to pre-established percentages applied to the amounts recovered.

After exhausting all collection features execute sales of non-performing loans portfolio. These sales of loan portfolios held periodically through an auction process, pricing the portfolio fairly and with less impact to the Bank.

Sales Portfolio of Defaulted Loans

Focusing on operations in injury situation, the sales are held periodically through competitive or bilateral auction processes, in which it evaluates the conditions, characteristics and selling price of the portfolios that will be offered to potential investors.

Structure of Capital Management

The implemented capital management model has an adequate and well defined structure and the actions taken are planned and effective, allowing a safe control and an efficient use of the capital.

The established structure has a segregation of duties by specialized area, as follows:

i) Risk Area – responsible for identifying, modeling and controlling of the risks;

ii) Financial Area – responsible for the control, the assessment and the reports of the capital consumption; and

iii) Capital Management Area - responsible for the planning and the capital management.

All the processes, calculations and models involved in capital management are audited and validated internally, having the results reported to the Management.

As the structure of risk management, it is based on three basic principles:

1. Segregation of Duties: a proper management and control of Capital requires a clear allocation of responsibilities among the different duties and areas involved in both local and corporate levels, as well as the coordination and cooperation among them to achieve the unit and the Group's objectives.

2. Organizational Structure: the local organizational structure involved in Capital management should be consistent with the corporate structure, without prejudice to the application of the proportionality principle.

3. Decisions by Collegiate Bodies: the establishment of collegiate bodies in the Capital Area ensures the contrast of opinions, preventing decisions taken individually, in local or corporate level.

Santander Brasil has a director responsible for capital management, appointed by the Board of Directors. Furthermore, we have an institutional policy of capital management that serves as a guideline for the calculation, management, control and reporting of the Capital, fulfilling all the defined requirements for a capital management structure established in the Resolution CMN 3,988/2011.

Other Information

(i) The process of management, monitoring and capital control is carried out for both regulatory capital and economic. The management of regulatory capital is based on the analysis of the adequacy of capital through the Basel index using the criteria defined by the Central Bank. The goal is to achieve efficient capital structure considering capital costs, regulatory requirements, goals of rating and return to investors.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br/ri.

Regulatory Capital

The capital management of Banco Santander is performed for both regulatory capital and for economic capital. The management of regulatory capital is based on the analysis of "ratios" of capital, using criteria defined by the Central Bank. Banco Santander presents an active capital management including securitizations, sale of assets and portfolios, emissions of preferred shares and hybrid instrument. The evaluation model of economic capital is to ensure the availability of capital to support all risks of their economic activity in the various business units, in different scenarios, with the solvency levels agreed by the Banco Santander.

Social and Environmental Risk

The inclusion of social and environmental aspects into the business strategy is one of Santander Brazil working premises. The set of practices on this topic follows its own agenda within three strategic axles:

(i) Social and Financial Inclusion;

(ii) Education; and

(iii) Social and Environmental Businesses and Management.

Santander’s view on the topic is based on the society and the market need to evolve towards better social and environmental practices, fostering an economy that is dynamic, inclusive and environmentally balances. Under this perspective, sustainability in Santander is translated into risk management and the positive agenda, connected promoting customers’ businesses and developing bank activities.

Santander Brasil is prepare for a collaborative construction process, sharing of experiences and results with its peers, main stakeholders and with Brazilian Central Bank. This movement will make the National Financial System more solid and robust, therefore better prepared for a new global economic scenario and its challenges.

The Bank sustainability governance model has the purpose of ensuring the strategic alignment, supporting the topic continuous development inside the Bank and managing risks related to this topic.

The main global reach body of this structure is the Global Sustainability Committee of Santander Group, comprised of Global CEO and management members who ensure the sustainability integration into the business model through the definition of strategic plans and sustainability policies of the Bank.

In Brazil the application of these guidelines in Corporate Governance in performed in two instances: the Sustainability and Society Committee, connected to the Board of Directors and coordinated by Jesús Maria Zabalza Lotina, Vice Chairman of Board of Directors and has three independent members, and the Sustainability Office, connected to the Vice-Presidency of Communication, Marketing, Institutional Relations and Sustainability.

In order to be the best commercial bank and gain the trust of the main stakeholders, employees, customers, shareholders and society, it is also indispensable to have a solid risk culture, in which the principles are merged into Santander risks culture that is translated into a priority that supports business development from the promotion of sustainability.

• Responsibility: everybody is responsible for risk management;

• Resilience: the Bank must have the necessary resilience (prudence and flexibility) to ensure sustainability in different scenarios;

• Challenge: the Bank must question itself daily on everything its employees done and ask itself if that is the best way to manage risks;

• Simplicity: when the Bank talk about risks, it talks about simplicity and clarity; and

• Guidance to the customer: all of risk management must be customer-oriented.

To Santander, the Social and Environmental Risks associated with the responsible granting of credit and proper management of the impacts caused by the organization activities. Likewise, it is understood that social and environmental risk is transversal to other risks and should be managed effectively and systematically. The non-compliance with this approach may result on potential direct and indirect consequences such as reduction of cash flow, loss of assets, image risk, public health risk, loss of natural ecosystems, among others.

Governance of Social and Environmental Responsibility Policy (PRSA)

The PRSA establishes the core elements of governance for the proper treatment of environmental issues: the appointment of a Director responsible for the compliance with the policy, monitoring of the policy by a Committee appointed by the Board of Directors and the establishment of a process that encourages continuous improvement and promotes adherence to check the guidelines established in the PRSA.

A set of instruments, information flows and decision stages will be implemented in 2016 to promote the practices related to this governance and ensure compliance with the PRSA. Their main goals are:

• Ensure the engagement of senior management in decision-making involving social and environmental aspects deemed as critical (high level of exposure to social and environmental risk, according to proportionality and relevance);

• Ensure the flow of relevant information between the interface areas with the PRSA topics; and

• Define roles and responsibilities regarding monitoring, analysis and continuous improvement of actions.

PRSA governance does not replace the governance established in the areas, but rather complements it. Thus, especially regarding information and decision flows, additional measures related to social and environmental diligence in credit and investment processes will be provided. For such cases, in addition to the criteria already in force for analysis of social and environmental risk, others are being implemented to capture possible risks that were not identified, in order to mitigate the preventively.

Social and Environmental Risk Policy

The Social and Environmental Risk Policy of Banco Santander is inserted under the Social and Environmental Responsibility Policy (PRSA) of the institution, in line with the new CMN Resolution 4,327/2014.

This policy is applied to the Wholesale Banking segment and, in addition to credit granting, provides analysis of environmental issues in accepting clients. The Environmental Risk area examines the social and environmental management of the client, checking items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of application of penalties.

Social and Environmental Risk in Retail

At the end of 2014, the Social and Environmental Risk office has defined a process to apply social and environmental criteria in the risk analysis in of the retail segment, with focus in focusing on customers considered critical. The experience is in implementation process.

Organization Activities Impacts Management

With regard to environmental management, with about 50,000 employees the activity of Santander Brazil generates significant consumption of resources such as energy, water and paper. In all its dimensions, the Bank adopts eco-efficiency strategies to minimize environmental impacts and financial costs.

In 2015, the policy of the Environmental Management System was reformulated and approved contemplating these material aspects of the organization. A new strategy and a new governance were implemented, ensuring the involvement of senior management in decision making concerning environmental issues. New goals were also defined.

The New Environmental Management Policy of Santander's main guidelines:

• Meeting legal requirements and other applicable;

• Promoting measures aimed at the energy and water efficiency, use of renewable energies in order to make the best use of natural resources, conserving them;

• Promoting the proper management of waste, including electronic waste; and

• Contributing to combat climate change through better measurement, report and reduction practices of their emissions of greenhouse gases, using national and internationally recognized standards.

Energy

Santander Brasil has a global target to reduce the energy consumption by 9% until 2017, since 2015. The following reduction actions are scheduled for 2016: changing conventional lamps for LED technology and installation of more efficient air-conditioning equipment in branches and with less greenhouse gas emissions.

Water

Water is a critical topic for the operations of any company. In Santander we adopt practices to reduce consumption so that the operation can be more efficient, avoiding wastes. In addition to that, we encourage our customers and employees to adopt efficiency solutions in their daily lives.

In May, 2016 the Bank concluded a study about water vulnerability in branches. The project had national coverage and used a variety of data, such as local bodies data, branches localizations characteristics and water shortage occurrences during 2015, achieving, as a result, a water vulnerability map and adaptation proposals in points considered critical. The study will results in preventive actions related to business continuity and will give inputs to Commercial Network planning.

Waste

The Bank manages the waste generated in its administrative units sending them to recycling. Organic and non-recyclable waste are sent to a licensed landfill. In Santander Tower, organic waste is dehydrated, reducing its volume by 75%.

Greenhouse Gas Emissions (GEE)

The climate change topic is strategic for Banco Santander, since it affects its operations and customers.

In its own activity, Santander guides its greenhouse gases emissions management according to the global target of reducing emissions by 9% until 2017, in comparison to 2015. The monitoring of this target is performed by Huella Ambiental, an eco-efficiency global indicator of Santander Group.

Since 2008, Santander prepares its emissions inventory through the Greenhouse Gas Protocol (GHG Protocol Brazil) system, which has top certification. In April, 2016 the 2015 inventory was concluded and verified, showing a reduction of 9% considering both scopes I and II, which are related to fuel emissions and energy consumption, respectively. The Bank also compensates its greenhouse gases emissions through the purchase of carbon credits from certified projects.

Reduction commitments and targets were publicly undertaken in the Global Compact. The Bank encourages the society to reduce and compensate its emissions through the Program Reduza e Compense CO2 (Reduce and Compensate CO2), an online platform with reduction tips that allows people to calculate and compensate their emissions by purchasing carbon credits.

Social and Environmental Management of Suppliers

The relationship between Santander and its suppliers considers the Global Compact guidelines, initiative of the UN to adopt practices worldwide accepted on topics such as human rights, labor relations, environment and combat to corruption, which is a signatory since 2007. Local and global policies, regulations and self-regulation in addition these guidelines, are also considered in the bidding, approval and contracting processes.

During the approval process, suppliers are evaluated on technical, administrative, legal and environmental aspects, and for 100% of critical suppliers, the Bank also has a Supplier Qualification Index (IQF). When formalizing the acquisition of goods and services, the Bank requests contracts with clauses about social and environmental responsibility aligned with Global Compact guidelines.

In 2015, the Bank created the Suppliers Committee, with the purpose of monitoring the supplier’s management process more closely, considering aspects of governance and socio and environmental practices.

Financial Education

The Bank has specific financial education initiatives to employees, customers, shareholders and society, with the purpose of increasing our stakeholders knowledge on Bank products, so that they can make safe decisions. These actions also contribute to improve our customer portfolio, and comply with the National Strategy of Financial Education (ENEF).

Risk Control Function

Both in the Corporation, as in all unit, there is an area responsible for risk control, which will provide a consolidated view of the risks of the entity and present the required critical analysis.

Provides control function to ensure that the entity does not expose itself to losses that may harm their solvency. For this, in addition to ensure effective control of risks and ensure that the same are managed according to the level of risk appetite set by management of the Conglomerate Santander and of the units, it should conduct a systematic review of exposures to different risks, proving that the levels of risks taken comply with the objectives and limits set.

37. Corporate Restructuring

We implemented several social movements in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the formation of a partnership with Hyundai Motor Brasil Montadora de Automóveis Ltda. (Hyundai Motor Brazil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% (fifty percent) of the Aymoré, 25% (twenty five percent) of Hyundai Capital and 25% (twenty five percent) of Hyundai Motor Brazil. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory approvals.

b) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On August 1, 2016, after the fulfillment of the applicable conditions precedent, including obtaining the appropriate regulatory approvals, the Aymoré CFI and Banco Santander, in the context of a partnership between the Banque PSA Finance ( "Banque PSA") and Santander Consumer Finance in Europe for joint operation of the vehicle financing business of PSA brands (Peugeot, Citroën and DS), signed definitive documents for the formation of a financial cooperation with Banque PSA for offering a range of financial and insurance products to consumers and dealers of PSA in Brazil.

The main vehicle of financial cooperation is Banco PSA Finance Brasil S.A. who is being held in the proportion of 50% by Aymoré CFI, a subsidiary of Banco Santander, and 50% by Banque PSA. The purchase price was equal to the book value (proportional) on the closing date (08/01/2016). The operation also included the acquisition by Banco Santander subsidiary, 100% of Santander Finance Arrendamento Mercantil S.A. (actual name of PSA Finance Arrendamento Mercantil S.A.), whose price was equivalent to 74% of the equity value on the closing date, and also 50% of PSA Corretora de Seguros e Serviços Ltda., whose price was equal to the book value (proportional) on the closing date.

The Bank began to consolidate these companies from August 1, 2016

c) Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super Pagamentos”)

On October 3, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super Pagamentos, which shall result in the subscription and payment of new shares issued by Super Pagamentos, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super Pagamentos in R$31,128, through the issuance of 20 million new common shares.

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super Pagamento total voting capital its decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

d) Sale of Santander Securities Services Brasil DTVM S.A.

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil DTVM S.A.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brasil DTVM S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander Spain, was concluded at the amount of R$859 million.

The transaction generated a gain of R$750,550 before taxes recorded in the Non-Operating Income item.

The operation fits into the context of a global negotiation of the custody business, which involves, in addition to Brazil, the qualified custodian activity in Spain and Mexico.

38. Other Information

a) The co-obligations and risks on guarantees provided on behalf of customers, recorded in off balance accounts, amounted to R$35,160,860 (12/31/2015 - R$39,899,151) Bank and R$35,872,810 (12/31/2015 - R$40,408,776) Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$1,585,266 (12/31/2015 - R$2,542,286) and the total amount of investment funds and assets managed is R$154,526,161 (12/31/2015 - R$130,345,248) recorded as off balance accounts.

c) The insurance contracted in effect on September 30, 2016, the global bank, fires, vehicles and other, have coverage amount of R$876,448 (12/31/2015 - R$998,255) Bank and R$884,972 (12/31/2015 - R$1,004,750) Consolidaded and global bank, was hired insurance with coverage amount of R$148,499 (12/31/2015 - R$296,999) Bank and Consolidated, may be used alone or together, provided they do not exceed the contracted amount.

d) Restricted operations were as follows:

Bank/Consolidated
	Assets	Income	Assets
	(Liabilities)	(Expenses)	(Liabilities)		Income (Expenses)
		01/01 to		07/01 to	01/01 to
	09/30/2016	09/30/2016	12/31/2015	09/30/2015	09/30/2015
Restricted Operations on Assets
Lending Operations	-	170	10,156	354	983
Liabilities Restricted Operations on Assets
Deposits	-	(170)	(10,156)	(354)	(983)
Net Income		-		-	-

e) Obligation Offset and Settlement Agreements - CMN Resolution 3,263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of September 30, 2016 is R$2,986,130, of which R$640,914 up to 1 year, R$1,807,140 from 1 year to up to 5 years and R$538,076 after 5 years (12/31/2015 - R$3,199,111, of which R$640,132 up to 1 year, R$1,873,889 from 1 year to up to 5 years and R$685,090 after 5 years). Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$904 (12/31/2015 - R$696) monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in the third quarter of 2016, were valued at R$162,378 (2015 - R$152,388) and accumulated in the period of R$487,112 (2015 - R$487,688).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

g) In the context of the merger transaction of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet H.U.A.H. S.A.) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.), Banco Santander has granted to members of the Getnet H.U.A.H. S.A. a put option whose purpose all shares of Getnet H.U.A.H. S.A. held by them, equivalent to 11.5% of the total capital of the company. Considering the conditions for the exercise of the put option, was not registered any corresponding obligation.

h) In the context of the operation, were granted between Banco Santander e Banco Bonsucesso S.A. (Banco Bonsucesso) the institutions a put option (Banco Bonsucesso right of sale) and purchase (Banco Santander right to acquire), relating to all shares issued by the Banco Bonsucesso held by them, representing to 40.0% of the total capital of the company. Considering the conditions for the exercise of the put option, no corresponding obligation was not recorded.

****

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
Officers´ Stament on the Financial Statements

In order to comply with article 25, § 1, item VI, of the Brazilian Securities an Exchange Commission (CVM) Instruction nº 480, of December 7, 2009, members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that discussed, reviewed and agreed with Financial Statements prepared in accordance with BRGAAP of Banco Santander, for the period ended September 30, 2016 and the documents that compose them, as follows: Performance Review, balance sheet, income statement, statement of changes in equity, cash flows statement, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in Brazil, according to the Brazilian Corporations Law, the rules of the National Monetary Council (CMN), the Central Bank of Brazil, in accordance with the Accounting Plan of National Financial System Institutions (COSIF) and other regulations and legislation applicable. These financial statements and the documents that compose them were the subject of unqualified opinions by the Independent Auditors and the Company´s Audit Committee.

Members of Banco Santander´s Executive Board on September 30, 2016:

CEO
Sergio Agapito Lires Rial

Senior Vice-President Executive Officers
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Alexandre Silva D'Ambrósio
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officers Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Marino Alexandre Calheiros Aguiar
Mário Adolfo Libert Westphalen
Mario Roberto Opice Leão
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
Officers´ Statement on Independent Auditors' Report

In order to comply with article 25, § 1, item V, of the Brazilian Securities an Exchange Commission (CVM) Instruction nº 480, of December 7, 2009, members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that discussed, reviewed and agreed with Financial Statements prepared in accordance with BRGAAP of Banco Santander which includes the Independent Auditors´ Report for the period ended September 30, 2016 and the documents that compose them, as follows: Performance Review, balance sheet, income statement, statement of changes in equity, cash flows statement, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in Brazil, according to the Brazilian Corporations Law, the rules of the National Monetary Council (CMN), the Central Bank of Brazil, in accordance with the Accounting Plan of National Financial System Institutions (COSIF) and other regulations and legislation applicable. These financial statements and the documents that compose them were the subject of unqualified opinions by the Independent Auditors and the Company´s Audit Committee.

Members of Banco Santander´s Executive Board on September 30, 2016:

CEO
Sergio Agapito Lires Rial

Senior Vice-President Executive Officers
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Alexandre Silva D'Ambrósio
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officers Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Marino Alexandre Calheiros Aguiar
Mário Adolfo Libert Westphalen
Mario Roberto Opice Leão
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

Summary of the Audit Committee Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 26, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicenti
Carlos Rey de Vicenti Vice - President Executive Officer